P.E. 8/26/06

AR/S

1-8504

2006 UNIFIRST CORPORATION

06048390

"Delivering great products and services is important. But delivering superior value is what creates customer loyalty and drives growth." RONALD D. CROATTI, CHIEF EXECUTIVE OFFICER

WHO IS UNIFIRST?


Locations
UniFirst Corporation and Subsidiaries
Corporate Headquarters
Service Locations
Cleanroom Service Locations
Distribution Centers
Manufacturing Plants
Nuclear Service Locations
First Aid Locations

UniFirst is one of the largest workwear and textile services *companies, serving nearly* 200,000 customer locations from sites in the United States, Canada and Europe. We design, manufacture, rent, sell, launder, and deliver a wide range of uniforms, work apparel and protective work garments, as well as a broad selection of related textile items, including floor mats, mops, and industrial towels and wipers. Additionally, we provide customers with complementary facility services products, such as paper towels, sanitary tissues, soap and skin care products, and air fresheners.

Our Specialty Garments business provides specialized uniforms, laundering services, and safety products to the nuclear and cleanroom industries via its UniTech and UniClean units. Our First Aid business, comprised of Green Guard and Medique, supplies first aid cabinet services and various safety supplies to diverse manufacturers, retailers and service organizations.

In fiscal year 2006, UniFirst employed 9,800 Team Partners; operated 151 customer service centers, 15 nuclear decontamination facilities, 4 cleanroom operations, 13 first aid locations, 2 distribution centers, and 3 manufacturing plants – the latter producing approximately half of the garments and floor care products used in our rental service programs.

UniFirst's mission is to consistently deliver enhanced image, identity, and protection solutions that represent the best customer value, produce the greatest user benefits, and earn us recognition as the quality leader in our industry.

DEAR **SHAREHOLDERS**

In fiscal year 2006, UniFirst achieved record revenues of $821.0 million, a 7.5% increase over the previous year's $763.8 million. Net income was $39.2 million, or $2.03 per diluted common share, a 9.6% decrease from the $43.3 million or $2.24 per diluted common share, reported in fiscal 2005.

Our core laundry operations achieved a 9.6% revenue increase over last year, which we believe is the highest growth rate among our top competitors. Most of the improvement resulted from a combination of internal growth and price increases, while acquisitions represented 1.7% of this revenue advance. Our First Aid business showed revenue growth of 9.0%, with results benefiting from a combination of sales force expansion and improved productivity. Our Specialty Garments business lagged its fiscal 2005 revenues by 16.4%, due primarily to delays in bringing on some major new account installations to serve as offsets to lost volume from the completed Rocky Flats contract.

Our uniform rental business showed strong performance, with new sales trending positively throughout the year and sales productivity showing improvement. Professional sales representative performance for new uniform rental sales advanced over the previous year, due largely to better productivity, increased headcount, and slightly reduced turnover. Additionally, sales rep averages were up, in part, due to a higher percentage of larger size accounts being sold. Complementing this, sales by our route sales organization increased, reflecting both incremental additions to existing services and improved performance in adding new products.

The National Accounts sales organization added some major accounts and did a good job of securing contract renewals with current customers. They expanded their internal sales function, which is tasked with accelerating current account development and achieving the sell-in of additional products. They also worked very hard during the latter part of the year at integrating new accounts we added as a result of the Uniform Supply Alliance acquisition in April. Integration of these accounts will continue into fiscal 2007.

The drop in net income for the year was due primarily to the slowness in our Specialty Garments business. This is a high margin business and when it does well, we benefit from a profit contribution that is more substantial than what we generate from the core laundry operations. On the other hand, when the Specialty Garments business experiences a drop in volume, we can suffer a relatively significant income impact. Consequently, this year's revenue decrease translated to a much larger percentage fall-off in profit dollars and resulting net income impact. In addition to this, we were also impacted by certain increases in overall operating expenses, including those associated with energy, fuel, sales, and rental merchandise.

Looking beyond the short-term, we see positive growth indications from all of our business units. In our core laundry operations, we're seeing measurable benefits from the completed rollout of our Sales Force Automation system and are gaining more and better control over day-to-day rep activity. We are also able to more effectively direct and focus efforts at the local market level and are better able to successfully implement the vertical market programs that we believe will be increasingly important to establishing a sustainable selling advantage. We're also seeing increased growth in application-specific areas like protective garments and HACCP services, as well as increased new sales from facility services products.

In the First Aid area, realignment of our selling organization and the introduction of new training and productivity tools are beginning to pay off. We're achieving product cost savings through our new pill packaging operation and starting to realize operations cost savings from greater consolidation of administrative and distribution functions. All are pointing us to increased revenues and better margins.

The Specialty Garments business should show some recovery in fiscal 2007, though we don't expect it to return to its 2005 performance level quite yet. To aid recovery, Group Management is pushing ahead with European and Canadian expansions. Even though we're cautious about the degree of rebound, we're confident of an improved profit contribution by this segment for the upcoming year.

All in all, we believe the outlook for UniFirst is very positive and that growth opportunities abound in all our business areas. To take advantage of these opportunities, we'll continue to rely on the quality of our plans and programs, the effectiveness of our execution, and the skill, enthusiasm, and commitment of our dedicated Team Partners. It's a combination that's proven itself in the past and will in the future.

Thank you for your continued support. I look forward to reporting to you on the progress of your Company in the quarters ahead.

Ronald D. Croatti
Chairman of the Board, President, and Chief Executive Officer
November 9, 2006

Revenues
(in millions of dollars)


900
800
700
600
500
400
300
02 03 04 05 06

Net Income
(in millions of dollars)


45
40
35
30
25
20
02 03 04 05 06

Shareholders' Equity
(in millions of dollars)


500
450
400
350
300
250
200
02 03 04 05 06

Fiscal Year Ended August
(in millions of dollars)

	2006	2005	Percent Change
Revenues	$821.0	$763.8	7.5%
Net Income	$39.2	$43.3	-9.6%
Shareholders' Equity	$452.5	$412.3	9.7%



UNIFIRST CEO, RON CROATTI, COMMENTS ON GROWTH

FINANCIAL **PERFORMANCE**

"We've demonstrated a unique record of predictable financial performance, with **70 consecutive years** of revenue growth and no year when we weren't profitable. Not many companies can say that. Plus, we've been able to utilize internal cash flow to fund our expansion and, after adjusting for stock splits, have fewer outstanding shares today than when we went public in 1983."

ATTRACTIVE **MARKET**

"Uniforms and facility services remain a large and attractive market, growing at twice GDP. We estimate the current size at over **$13 billion** and know the potential is substantially greater. The shift to a more service-oriented economy, business's preference for outsourced services, and the increase in regulations favoring various protective applications, will all benefit our continued growth."



"By demonstrating a positive difference in the value offer we make to both customers and prospects, we're establishing a level of buyer preference that will win more new accounts and retain more current business. The skill and attitude of our people, the superior quality of our proprietary products, and the flexibility and reliability of our services are making that happen."





GEOGRAPHIC SCOPE



"Our nationwide footprint in the U.S. and Canada, combined with service coverage in **220** of the top **250** markets, provides the geographic position and scale of operations to drive profitability, as well as gain more national account business. It gives us an edge over most of our competitors."

"We've successfully completed over **50 acquisitions** since 2001 and more than **200** since we started in business. We expect the trend toward continued industry consolidation will result in additional opportunities to gain share in existing markets and aid our ability to enter new markets through the purchase of existing complementary businesses."

EXPERIENCED
SALES FORCE

"We have one of the largest, most experienced sales forces in the industry and they're the primary drivers of our top line results. Continued investment here – including more sales force automation tools, additional target marketing programs, and continued expansion of our National Accounts team – will contribute to the accelerated business growth we're looking for."



"The multiple points of contact we have with our users result in stable, long-term relationships and help us deliver high levels of customer satisfaction. Our initial contract term is typically **5 years**, average customer life is approximately **12 years**, and our annual retention is more than **92%**. Over **97%** of current customers say they're 'satisfied' or 'completely satisfied' with the service they're receiving."



CUSTOMER SATISFACTION

BUSINESS BALANCE

"In addition to being leaders in the industrial laundry industry, we benefit from the strong market positions we enjoy in our Specialty Garments and First Aid businesses. We've been innovators in the nuclear laundry and decontamination business for over **40 years**, a major participant in the cleanroom laundry business for **2 decades**, and a growing force in the first aid service business since 1998. This

diversification gives us expansion opportunities in markets that have attractive potential. These businesses will continue to provide excellent balance and give us a solid revenue source, both separately and as a result of the doors they open to increased customer base cross-marketing."

EXCITING **FUTURE**



"Reaching **$1 billion** in annual revenues is right around the corner for us. And, of course, the target after that is **$2 billion.** The real question is what will the company that generates those numbers look like? It certainly will be *bigger and* more diverse – both geographically and from a product and service standpoint. It will be utilizing more technology tools and employing people with a wider range of skills. And we're certain it will be doing some new and different things. The prospect of all that excites and energizes us."

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the Fiscal Year Ended August 26, 2006

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission file number 0-8504

UNIFIRST CORPORATION

(Exact name of registrant as specified in its charter)

Massachusetts	04-2103460
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

68 Jonspin Road
Wilmington, Massachusetts 01887
(Address of principal executive offices)(Zip Code)

Registrant's telephone number, including area code: (978) 658-8888

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of each exchange on which registered
Common Stock, $0.10 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

The number of outstanding shares of UniFirst Corporation Common Stock and Class B Common Stock at November 1, 2006 were 14,306,799 and 4,940,849, respectively. The aggregate market value of the voting stock of registrant held by non-affiliates of the registrant on February 25, 2006 (the last business day of the registrant's most recently completed second fiscal quarter), computed by reference to the closing sale price of such shares on such date, and was approximately $317,074,038.

UniFirst Corporation
Annual Report on Form 10-K
For the fiscal year ended August 26, 2006

Table of Contents

PART I

DOCUMENTS INCORPORATED BY REFERENCE

Portions of our Proxy Statement for our 2007 Annual Meeting of Shareholders (which will be filed with the Securities and Exchange Commission within 120 days after the close of the 2006 fiscal year) are incorporated by reference into Part III hereof. This Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Our actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference are discussed in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 10-K.

ITEM 1. BUSINESS

GENERAL

UniFirst Corporation, together with its subsidiaries, hereunder referred to as "we", "our", the "Company", or "UniFirst", is one of the largest providers of workplace uniforms and protective work wear clothing in the United States. We design, manufacture, personalize, rent, clean, deliver, and sell a wide range of uniforms and protective clothing, including shirts, pants, jackets, coveralls, lab coats, smocks, aprons and specialized protective wear, such as flame resistant and high visibility garments. We also rent industrial wiping products, floor mats, facility service products, restroom supplies, and other non-garment items, and provide first aid cabinet services and other safety supplies, to a variety of manufacturers, retailers and service companies. We serve businesses of all sizes in numerous industry categories. At certain specialized facilities, we also decontaminate and clean work clothes that may have been exposed to radioactive materials and service special clean room protective wear.

Our principal services include providing customers with uniforms and other non-garment items, picking up soiled uniforms or other items on a periodic basis (usually weekly), and delivering, at the same time, cleaned and processed items. We offer uniforms in a wide variety of styles, colors, sizes and fabrics and with personalized emblems selected by the customer. Our centralized services, specialized equipment and economies of scale generally allow us to be more cost effective in providing garment services than customers could be themselves, particularly those customers with high employee turnover rates. During fiscal 2006, we manufactured approximately half of the garments we placed in service. Because we design and manufacture a majority of our own uniforms and protective clothes, we can produce custom garment programs for our larger customers, offer a diverse range of such designs within our standard line of garments and better control the quality, price and speed at which we produce such garments. In addition, among our competitors, we believe we have the largest in-house digital image processing capability, allowing us to convert an image provided by a customer into customized, mass producible embroidered emblems, typically within two days.

We have six operating segments: US Rental and Cleaning, Canadian Rental and Cleaning, Manufacturing ("MFG"), Specialty Garments Rental and Cleaning ("Specialty Garments"), First Aid and Corporate. The US Rental and Cleaning and Canadian Rental and Cleaning operating segments have been combined to form the US and Canadian Rental and Cleaning reporting segment. The US and Canadian Rental and Cleaning reporting segment purchases, rents, cleans, delivers and sells, uniforms and protective clothing and non-garment items in the United States and Canada. The Corporate operating segment consists of costs associated with our distribution center, sales and marketing, information systems, engineering, materials management, manufacturing planning, finance, budgeting, human resources, other general and administrative costs and interest expense. The revenues generated from the Corporate operating segment represent certain direct sales we made directly from our distribution center. The products sold by this operating segment are the same products rented and sold by the US and Canadian Rental and Cleaning reporting segments. The MFG operating segment designs and manufactures uniforms and non-garment items solely for the purpose of providing these goods to the US and Canadian Rental and Cleaning reporting segment. The Specialty Garments operating segment purchases, rents, cleans, delivers and sells, specialty garments and non-garment items primarily for nuclear and clean room applications. The First Aid operating segment sells first aid cabinet services and other safety supplies.

In fiscal 2006, we generated $821.0 million in revenue, of which approximately 90% was derived from the US and Canadian Rental and Cleaning and Corporate segments. Specialty Garments and First Aid accounted for 6% and 4%, respectively, of 2006 revenues.

PRODUCTS AND SERVICES

We provide our customers with personalized workplace uniforms and protective work clothing in a broad range of styles, colors, sizes and fabrics. Our uniform products include shirts, pants, jackets, coveralls, lab coats, smocks, aprons and specialized protective wear, such as flame resistant and high visibility garments. At certain specialized facilities, we also decontaminate and clean clothes which may have been exposed to radioactive materials and service special cleanroom protective wear. We also offer non-garment items and services, such as industrial wiping products, floor mats, dry and wet mops and other textile products.

We offer our customers a range of garment service options, including full-service rental programs in which garments are cleaned and serviced by us, lease programs in which garments are cleaned and maintained by individual employees and purchase programs to buy garments and related items directly. As part of our rental business, we pick up a customer's soiled uniforms and/or other items on a periodic basis (usually weekly) and deliver back cleaned and processed replacement items. We believe our centralized services, specialized equipment and economies of scale generally allow us to be more cost effective in providing garment and related services than customers would be by themselves, particularly those customers with high employee turnover rates. Our uniform program is intended not only to help our customers foster greater company identity, but to enhance their corporate image and improve employee safety, productivity and morale. We primarily serve our customers pursuant to written service contracts that range in duration from three to five years.

CUSTOMERS

We serve businesses of all sizes in numerous industry categories. During each of the past five years, no single uniform rental customer accounted for more than 1% of our revenues. Our typical customers include automobile service centers and dealers, delivery services, food and general merchandise retailers, food processors and service operations, light manufacturers, maintenance facilities, restaurants, service companies, soft and durable goods wholesalers, transportation companies, and others who require employee clothing for image, identification, protection or utility purposes. Among our largest customers of our conventional uniform rental business are divisions, units, regional operations or franchised agencies of major, nationally recognized organizations. With respect to our Specialty Garment segment, typical customers include government agencies, research and development laboratories, high technology companies and utilities operating nuclear reactors. We currently service over 190,000 customer locations in the United States, Canada and Europe from 189 customer service, distribution and manufacturing facilities.

MARKETING, SALES, AND CUSTOMER SERVICE

We market our products and services to a diverse customer base and to prospects that range across virtually all industry segments. Marketing contact is made through print advertising, direct mail, publicity, trade shows, catalogs, telemarketing, multiple web sites and direct field sales representation. We have built and maintain an extensive, proprietary database of prescreened and qualified business prospects that have been sourced from our various promotional initiatives, including mailers, web site contacts, advertising responses, sales calls and lists purchased from third-party providers. These prospect records serve as a primary targeting resource for our professional sales organization and are constantly updated, expanded and maintained by an in-house team of specialist database qualifiers and managers. To aid in the effective marketing of products and services, we supply sales representatives with an extensive selection of sales aids, brochures, presentation materials and vertical market communications tools. We also provide representatives with detailed on-line profiles of high opportunity markets to educate them to the typical issues, needs and concerns of those markets. This helps establish credibility and aids their ability to deliver value-based solutions.

We employ a large team of trained professional sales representatives whose sole function is to market our services to potential customers and develop new accounts. While most of our sales representatives are capable of presenting a full range of service solutions, some are dedicated to developing business for a limited range of products and services or have a specific market focus.

For example, in select geographic markets we employ teams of dedicated facility services sales representatives who focus exclusively on developing business for our floor care, restroom and related service programs. We also employ protective garment specialists who have special knowledge and skill in the more technically-based selling required for success in the flame resistant, high-visibility and related protective garment areas. Additionally, we employ specialist executive-level salespeople in our National Account Organization—some who specialize in rental programs and some who specialize in direct sale programs—to target the very largest national companies with known uniform and/or facility services program needs. We believe that effective customer service is the most important element in developing and maintaining our market position. Our commitment to service excellence is reflected throughout our organization. Our route sales representatives are the first line of continuing customer contact, but they are supported by local customer service representatives, local service management staff and local operations management leaders, all of whom are focused on addressing the ongoing needs of customers, constantly delivering high-value service and pursuing total customer satisfaction. Our proprietary CRM information system enables us to respond to customer inquiries or issues within 24 hours and our service personnel are specially trained to handle the daily contact work necessary to effectively manage customer relations.

We measure the speed and accuracy of our customer service efforts on a weekly basis and, through our ''Customers for Life'' program, we continuously survey, record and report satisfaction levels as a means of auditing current performance and highlighting areas for improvement.

COMPETITION

The uniform rental and sales industry is highly competitive. The principal methods of competition in the industry are the quality of products, the quality of service and price. We believe that the top four companies in the uniform rental segment of the industry, including UniFirst, currently generate over 40% of the industry's volume. Our leading competitors include Aramark Corporation, Cintas Corporation and G&K Services, Inc. The remainder of the market, however, is divided among more than 400 smaller businesses, many of which serve one or a limited number of markets or geographic service areas. In addition to our traditional rental competitors, we may increasingly compete in the future with businesses that focus on selling uniforms and other related items. We also compete with industry competitors for acquisitions.

MANUFACTURING AND SOURCING

We manufactured approximately half of all garments which we placed in service during fiscal 2006. These were primarily work pants manufactured at our plant in Ebano, San Luis Potosi, Mexico and shirts manufactured at our plant in Valles, San Luis Potosi, Mexico. The balance of the garments used in our programs are purchased from a variety of industry suppliers. While we currently acquire the raw materials with which we produce our garments from a limited number of suppliers, we believe that such materials are readily available from other sources. To date, we have experienced no significant difficulty in obtaining any of our raw materials or supplies. Currently, we also manufacture approximately 95% of the mats we place in service at our plant in Cave City, Arkansas.

EMPLOYEES

At August 26, 2006, we employed approximately 9,800 persons. Approximately 2% of our United States employees are represented by a union pursuant to a collective bargaining agreement. We consider our employee relations to be good.

EXECUTIVE OFFICERS

Our executive officers are as follows:

NAME	AGE	POSITION
Ronald D. Croatti	63	Chairman of the Board, President, and Chief Executive Officer
Cynthia Croatti	51	Executive Vice President and Treasurer
John B. Bartlett	65	Senior Vice President and Chief Financial Officer
Dennis G. Assad	61	Senior Vice President, Sales and Marketing
Bruce P. Boynton	58	Senior Vice President, Operations
David A. DiFillippo	49	Senior Vice President, Operations

The principal occupation and positions for the past five years of our executive officers named above are as follows:

Ronald D. Croatti joined our Company in 1965. Mr. Croatti became Director of our Company in 1982, Vice Chairman of the Board in 1986 and has served as Chief Executive Officer since 1991. He has also served as President since 1995 and Chairman of the Board since 2002. Mr. Croatti has overall responsibility for the management of our Company.

Cynthia Croatti joined our Company in 1980. Ms. Croatti has served as Director since 1995, Treasurer since 1982 and Executive Vice President since 2001. In addition, she has primary responsibility for overseeing the human resources and purchasing functions of our Company.

John B. Bartlett joined our Company in 1977. Mr. Bartlett has served as our Senior Vice President and Chief Financial Officer since 1986 and has primary responsibility for overseeing the financial functions of our Company, as well as its information systems department.

Dennis G. Assad joined our Company in 1975. Mr. Assad has served as Senior Vice President, Sales and Marketing since 1995 and has primary responsibility for overseeing the sales and marketing functions of our Company.

Bruce P. Boynton joined our Company in 1976. Mr. Boynton has served as Senior Vice President, Operations since January 2001, is the chief operating officer for our Company's Canadian operations and has primary responsibility for overseeing the operations of certain regions in the United States. From 1986 through 2000, Mr. Boynton served as Vice President, Operations.

David A. DiFillippo joined our Company in 1979. Mr. DiFillippo has served as Senior Vice President, Operations since 2002 and has primary responsibility for overseeing the operations of certain regions in the United States. Since 2000, Mr. DiFillippo has served as Vice President, Central Rental Group and, prior to 2000, he served as a Regional General Manager.

Ronald D. Croatti and Cynthia Croatti are siblings. Anthony F. DiFillippo, a member of our Board of Directors, is Cynthia Croatti's uncle and father of David A. DiFillippo.

ENVIRONMENTAL MATTERS

We, like our competitors, are subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries currently use and must dispose of detergent waste water and other residues, and, in the past, used perchloroethylene and other dry cleaning solvents. We are attentive to the environmental concerns surrounding the disposal of these materials and have through the years taken measures to avoid their improper disposal. Over the years, we have settled, or contributed to the settlement of, actions or claims brought against us relating to the disposal of hazardous materials and there can be no assurance that we will not have to expend material amounts to remediate the consequences of any such disposal in the future. Further, under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. There can be no assurance that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon us under such laws or expose us to third-party actions such as tort suits. We continue to address environmental conditions under terms of consent orders negotiated with the applicable environmental authorities or otherwise with respect to sites located in, or related to, Woburn, Massachusetts, Somerville, Massachusetts, Springfield, Massachusetts, Uvalde, Texas, Stockton, California, Williamstown, Vermont, as well as number of additional locations that we acquired as part of our acquisition of Textilease Corporation in September 2003. For additional discussion refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Our nuclear garment decontamination facilities are licensed by the Nuclear Regulatory Commission, or in certain cases, by the applicable state agency, and are subject to regulation by federal, state and local authorities. In the past, scrutiny and regulation of nuclear facilities and related services have resulted in the suspension of operations at certain nuclear facilities served by us or disruptions in our ability to service such facilities. There can be no assurance that such scrutiny and regulation will not lead to the shut-down of such facilities or otherwise cause material disruptions in our garment decontamination business.

AVAILABLE INFORMATION

We make available free of charge our proxy statement, annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, including exhibits and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. These reports are available on our website at www.unifirst.com. In addition, you may request a copy of our filings, excluding exhibits, by contacting our Investor Relations group at (978) 658-8888 or at UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887. Information included on our website is not deemed to be incorporated into this Annual Report on Form 10-K or the documents incorporated by reference into this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

The statements in this section, as well as statements described elsewhere in this Annual Report on Form 10-K, or in other SEC filings, describe risks that could materially and adversely affect our business, financial condition and results of operations and the trading price of our securities. These risks are not the only risks that we face. Our business, financial condition and results of operations could also be materially affected by additional factors that are not presently known to us or that we currently consider to be immaterial to our operations.

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Forward looking statements contained in this Annual Report on Form 10-K, the accompanying prospectus and the documents incorporated by reference are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995 and are highly dependent upon a variety of important factors that could cause actual results to differ materially from those reflected in such forward looking statements. Such factors include uncertainties regarding our ability to consummate and successfully integrate acquired businesses, uncertainties regarding any existing or newly-discovered expenses and liabilities related to environmental compliance and remediation, our ability to compete successfully without any significant degradation in our margin rates, seasonal fluctuations in business levels, uncertainties regarding the price levels of natural gas, electricity, fuel and labor, the impact of negative economic conditions on our customers and such customers' workforce, the continuing increase in domestic healthcare costs, demand and prices for our products and services, additional professional and internal costs necessary for compliance with recent and proposed future changes in Securities and Exchange Commission (including the Sarbanes-Oxley Act of 2002), New York Stock Exchange and accounting rules, strikes and unemployment levels, our efforts to evaluate and potentially reduce internal costs, economic and other developments associated with the war on terrorism and its impact on the economy and general economic conditions. When used in this prospectus supplement, the accompany prospectus and the documents incorporated by reference, the words ''anticipate,'' ''believe,'' ''estimate,'' ''expect,'' ''intend,'' and similar expressions as they relate to us are included to identify such forward looking statements.

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

We face intense competition within our industry, which may adversely affect our results of operations and financial condition.

The uniform rental and sales industry is highly competitive. The principal methods of competition in the industry are quality of service and price. We believe that the top four companies in the uniform rental segment of the industry, including us, currently generate over 40% of the industry's volume. Our leading competitors include Aramark Corporation, Cintas Corporation and G&K Services, Inc. The remainder of the market, however, is divided among more than 400 smaller businesses, many of which serve one or a limited number of markets or geographic service areas. In addition to our traditional rental competitors, we may increasingly compete in the future with businesses that focus on selling uniforms and other related items. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could have a material effect on our results of operations and financial condition. We also compete with industry competitors for acquisitions, which has the effect of increasing the price for acquisitions and reducing the number of acquisition candidates available to us. If we pay higher prices for businesses we acquire, our returns on investment and profitability may be reduced.

Implementation of our growth strategy may not be successful, which could adversely affect our ability to increase our revenues or our profitability.

As part of our growth strategy, we intend to continue to actively pursue additional acquisition opportunities. However, as discussed above, we compete with others within our industry for suitable acquisition candidates. This competition may increase the price for acquisitions and reduce the number of acquisition candidates available to us. As a result, acquisition candidates may not be available to us in the future on favorable terms. Even if we are able to acquire businesses on favorable terms, managing growth through acquisition is a difficult process that includes integration and training of personnel, combining plant and operating procedures and additional matters related to the integration of acquired businesses within our existing organization. Unanticipated issues related to integration may result in additional expense or in disruption to our operations, either of which could negatively impact our ability to achieve anticipated benefits. While we believe we will be able to fully integrate acquired businesses, we can give no assurance that we will be successful in this regard.

The successful implementation of our growth strategy will require us to increase our work force, the scope of our operating and financial systems and the geographic area of our operations. We believe this growth will increase our operating complexity and the level of responsibility for both existing and new management personnel. Managing and sustaining our growth and expansion may require substantial enhancements to our operational and financial systems and controls, as well as additional administrative, operational and financial resources. There can be no assurance that we will be able to manage our expanding operations successfully or that we will be able to maintain or accelerate our growth, and any failure to do so could have an adverse effect on our results of operations and financial condition.

In order to finance such acquisitions, we may need to obtain additional funds either through public or private financings, including bank and other secured and unsecured borrowings and the issuance of debt or equity securities. There can be no assurance that future issuances of securities in connection with acquisitions will not be dilutive to our stockholders.

The expenses we incur to comply with environmental regulations, including costs associated with potential environmental remediation, may prove to be significant and could have a material adverse affect on our results of operations and financial condition.

We, like our competitors, are subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries currently use and must dispose of detergent waste water and other residues, and, in the past, used perchloroethylene and other dry cleaning solvents. Over the years, we have settled, or contributed to the settlement of, actions or claims brought against us relating to the disposal of hazardous materials and there can be no assurance that we will not have to expend material amounts to remediate the consequences of any such disposal in the future. Further, under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. There can be no assurance that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon us under such laws or expose us to third-party actions such as tort suits.

Our nuclear garment decontamination facilities are licensed by the Nuclear Regulatory Commission, or in certain cases, by the applicable state agency, and are subject to regulation by federal, state and local authorities. In the past, scrutiny and regulation of nuclear facilities and related services have resulted in the suspension of operations at certain nuclear facilities served by us or disruptions in our ability to service such facilities. There can be no assurance that such scrutiny and regulation will not lead to the shut-down of such facilities or otherwise cause material disruptions in our garment decontamination business.

If we are unable to preserve positive labor relationships or become the target of corporate labor unionization campaigns, the resulting labor unrest could disrupt our business by impairing our ability to produce and deliver our products.

We employ approximately 9,800 persons. Approximately 2% of our United States employees are represented by a union pursuant to a collective bargaining agreement. Competitors within our industry have been the target of corporate unionization campaigns by multiple labor unions. While our management believes that our employee relations are good, we cannot assure you that we will not experience pressure from labor unions or become the target of campaigns similar to those faced by our competitors. If we do encounter pressure from labor unions, any resulting labor unrest could disrupt our business by impairing our ability to produce and deliver our products. In addition, significant union representation would require us to negotiate the wages, salaries, benefits and other terms with many of our employees collectively and could adversely affect our results of operations by increasing our labor costs or otherwise restricting our ability to maximize the efficiency of our operations.

Our business may be adversely affected by national, regional or industry specific economic slowdowns.

National, regional or industry specific economic slowdowns, as well as events or conditions in a particular area, such as adverse weather and other factors, may adversely affect our operating results. In addition, increases in interest rates that may lead to a decline in economic activity, while simultaneously resulting in higher interest expense to us under our credit facility and floating rate notes, may adversely affect our operating results.

Economic and business conditions affecting our customer base could negatively impact our sales and operating results.

We supply uniform services to many industries that have been subject to one or more of shifting employment levels, changes in worker productivity, uncertainty regarding the impacts of rehiring and a shift to offshore manufacturing. Economic hardship among our customer base could cause some of our customers to reduce work forces, restrict expenditures or even cease to conduct business, all of which could reduce the number of employees utilizing our uniform services, which would adversely affect our sales and results of operations.

Failure to comply with the other state and federal regulations to which we are subject may result in penalties or costs that could have a material adverse effect on our business.

Our business is subject to various other state and federal regulations, including employment laws and regulations, minimum wage requirements, overtime requirements, working condition requirements, citizenship requirements and other laws and regulations. Any appreciable increase in the statutory minimum wage rate, income or overtime pay, adoption of mandated health benefits, or changes to immigration laws and citizenship requirements would likely result in an increase in our labor costs and/or contribute to a shortage of available labor and such cost increase or labor shortage, or the penalties for failing to comply with such statutory minimums or regulations, could have an adverse effect on our business, liquidity and results of operations.

Our business may be subject to seasonal and quarterly fluctuations.

Historically, our revenues and operating results have varied from quarter to quarter and are expected to continue to fluctuate in the future. In addition, our operating results historically have been seasonally lower during the second and fourth fiscal quarters than during the other quarters of the fiscal year. We incur various costs in integrating or establishing newly acquired businesses or start-up operations, and the profitability of a new location is generally expected to be lower in the initial period of its operation than in subsequent periods. Start-up operations in particular lack the support of an existing customer base and require a significantly longer period to develop sales opportunities and meet targeted operating results.

These factors, among others, make it likely that in some future quarters our results of operations may be below the expectations of securities analysts and investors, which could have an adverse effect on the market price of our Common Stock.

Loss of our key management or other personnel could adversely impact our business.

Our success is largely dependent on the skills, experience and efforts of our senior management and certain other key personnel. If, for any reason, one or more senior executives or key personnel were not to remain active in our Company, our results of operations could be adversely affected. Our future success also depends upon our ability to attract and retain qualified managers and technical and marketing personnel, as well as sufficient numbers of hourly workers. There is competition in the market for the services of such qualified personnel and hourly workers and our failure to attract and retain such personnel or workers could adversely affect our results of operations.

We depend on third parties to supply us with raw materials and ship a large portion of our products, and our results of operations could be adversely affected if we are unable to obtain adequate raw materials and ship our products in a timely manner.

We manufactured approximately half of all garments which we placed in service during fiscal 2006. These were primarily work pants manufactured at our plant in Ebano, San Luis Potosi, Mexico and shirts manufactured at our plant in Valles, San Luis Potosi, Mexico. The balance of the garments used in our programs are purchased from a variety of industry suppliers. While we currently acquire the raw materials with which we produce our garments from a limited number of suppliers, we believe that such materials are readily available from other sources. To date, we have experienced no significant difficulty in obtaining any of our raw materials or supplies. However, if we were to experience difficulty obtaining any of our raw materials from such suppliers and were unable to obtain new materials or supplies from other industry suppliers, it could adversely affect our results of operations.

We utilize United Parcel Service and other common carriers to ship a large portion of our products. Strikes or other service interruptions affecting such carriers could impair our ability to deliver products on a timely and cost-effective basis. In addition, because we typically bear the cost of shipment to our customers, any increase in shipping rates could adversely affect our operating results.

Our failure to retain our current customers and renew our existing customer contracts could adversely affect our results of operations and financial condition.

Our success depends on our ability to retain our current customers and renew our existing customer contracts. Our ability to do so generally depends on a variety of factors, including the quality, price and responsiveness of our services, as well as our ability to market these services effectively and to differentiate ourselves from our competitors. We cannot assure you that we will be able to renew existing customer contracts at the same or higher rates or that our current customers will not turn to competitors, cease operations, elect to self-operate or terminate contracts with us. The failure to renew a significant number of our existing contracts would have an adverse effect on our results of operations and financial condition.

Increases in fuel and energy costs could adversely affect our results of operations and financial condition.

The price of fuel and energy needed to run our vehicles and equipment is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries, regional production patterns, limits on refining capacities, natural disasters and environmental concerns. Any increase in fuel and energy costs could adversely affect our results of operations and financial condition.

Quarterly fluctuations in our nuclear specialty garment business could disproportionately impact our revenue and net income and create volatility in the price of our Common Stock.

Our nuclear decontamination business is affected by shut-downs, outages and clean-ups of the nuclear facilities we service. We are not able to control or predict with certainty when such shut-downs, outages and clean-ups will occur. Quarterly fluctuations in our nuclear decontamination business could have a disproportionate impact on revenue and net income and create volatility in the price of our Common Stock.

Our international business results are influenced by currency fluctuations and other risks that could have an adverse effect on our results of operations and financial condition.

A portion of our sales is derived from international markets. Revenue denominated in currencies other than the U.S. dollar represented approximately 8% of total consolidated revenues for fiscal 2006, 7% for fiscal 2005 and 6% for fiscal 2004. The operating results of our international subsidiaries are translated into U.S. dollars and such results are affected by movements in foreign currencies relative to the U.S. dollar. Our international operations are also subject to other risks, including the requirement to comply with changing and conflicting national and local regulatory requirements, potential difficulties in staffing and labor disputes; managing and obtaining support and distribution for local operations, credit risk or financial condition of local customers, potential imposition of restrictions on investments, potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries; foreign exchange controls, and local political and social conditions. There can be no assurance that the foregoing factors will not have an adverse effect on our international operations or on our consolidated financial condition and results of operations. We own and operate manufacturing facilities in Mexico. Operations in developing nations present several additional risks, including greater fluctuation in currencies relative to the U.S. dollar, economic and governmental instability, civil disturbances, volatility in gross domestic production, Foreign Corrupt Practice Act compliance issues and nationalization and expropriation of private assets.

Changes in or new interpretations of the governmental regulatory framework may affect our contract terms and may reduce our sales or profits.

A portion of our total consolidated revenues is derived from business with U.S. federal, state and local governments and agencies. Changes or new interpretations in, or changes in the enforcement of, the statutory or regulatory framework applicable to services provided under governmental contracts or bidding procedures could result in fewer new contracts or contract renewals, modifications to the methods we apply to price government contracts or in contract terms of shorter duration than we have historically experienced, any of which could result in lower sales or profits than we have historically achieved, which could have an adverse effect on our results of operations.

The price of our Common Stock may be highly volatile, which could result in significant price declines.

The price of our Common Stock may experience significant volatility. Such volatility may be caused by fluctuations in our operating results, changes in earnings estimated by investment analysts, the number of shares of our Common Stock traded each day, the degree of success we achieve in implementing our business and growth strategies, changes in business or regulatory conditions affecting us, our customers or our competitors and other factors. In addition, the New York Stock Exchange historically has experienced extreme price and volume fluctuations that often have been unrelated to, or disproportionate to, the operating performance of its listed companies. These fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of our Common Stock.

We are controlled by our principal stockholders, and our other stockholders may be unable to affect the outcome of stockholder voting.

As of August 26, 2006, the members of the Croatti family owned in the aggregate 275,915 shares of our Common Stock and 4,940,369 shares of our Class B Common Stock, which represents approximately 27.1% of the aggregate number of outstanding shares of our Common Stock and Class B Common Stock, but approximately 78.0% of the combined voting power of the outstanding shares of our Common Stock and Class B Common Stock. As a result, the members of the Croatti family, acting with other family members, could effectively control most matters requiring approval by our stockholders, including the election of a majority of the directors. While historically the members of the Croatti family have individually voted their respective shares of Class B Common Stock in the same manner, there is no contractual understanding requiring this and there is no assurance that the family members will continue to individually vote their shares of Class B Common Stock in the same manner. This voting control by the members of the Croatti family, together with certain provisions of our by-laws and articles of organization, could have the effect of delaying, deferring or preventing a change in control of our Company that would otherwise be beneficial to our public stockholders.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of August 26, 2006, we owned or occupied 189 facilities containing an aggregate of approximately 4.9 million square feet located in the United States, Canada, Mexico and Europe. We own 106 of these facilities, containing approximately 4.3 million square feet. These facilities include our 320,000 square foot Owensboro, Kentucky distribution center and most of our industrial laundry processing plants. We believe our industrial laundry facilities are among the most modern in the industry.

We own substantially all of the machinery and equipment used in our operations. We believe that our facilities and our production, cleaning and decontamination equipment have been well maintained and are adequate for our present needs. We also own a fleet of approximately 2,500 delivery vans, trucks and other vehicles.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are subject to legal proceedings and claims arising from the conduct of our business operations, including personal injury, customer contract, employment claims and environmental matters as described in Item 1 above. We maintain insurance coverage providing indemnification against the majority of such claims, and we do not expect that we will sustain any material loss as a result thereof. Refer to Note 10 of the consolidated financial statements for further discussion.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

COMMON STOCK INFORMATION

Our Common Stock trades on the New York Stock Exchange under the symbol "UNF", while our Class B Common Stock is not publicly traded. The following table sets forth, for the periods indicated, the high and low closing prices of our Common Stock on the New York Stock Exchange, and the dividends per share paid on our Common Stock and Class B Common Stock.

	Price Per Share		Dividends Per Share	
	High	Low	Common Stock	Class B Common Stock
Year ended August 26, 2006				
First Quarter	$ 39.38	$ 30.70	$ 0.0375	$ 0.0300
Second Quarter	35.69	30.50	0.0375	0.0300
Third Quarter	34.24	28.80	0.0375	0.0300
Fourth Quarter	34.54	29.65	0.0375	0.0300
Year ended August 27, 2005				
First Quarter	$ 29.74	$ 25.75	$ 0.0375	$ 0.0300
Second Quarter	40.51	27.35	0.0375	0.0300
Third Quarter	40.98	35.20	0.0375	0.0300
Fourth Quarter	45.40	36.60	0.0375	0.0300

The approximate number of shareholders of record of our Common Stock and Class B Common Stock as of November 1, 2006 were 96 and 24, respectively. We believe that the number of beneficial owners of our Common Stock is substantially greater than the number of record holders because a large portion of our Common Stock is held of record in broker ''street names.''

We have paid regular quarterly dividends since 1983 and intend to continue such policy subject to, among other factors, our earnings, financial condition and capital requirements. No dividends will be payable unless declared by our Board of Directors and then only to the extent funds are legally available for the payment of such dividends. In the event that our Board of Directors votes to pay a dividend, our Common Stock must receive a dividend equal to no less than 125% of any dividend paid on the Class B Common Stock.

On October 31, 2006, our Board of Directors declared a quarterly dividend of $0.0375 and $0.0300 per share on our Common Stock and Class B Common Stock, respectively, that will be payable on January 5, 2007 to stockholders of record on December 8, 2006.

The following table sets forth information concerning our equity compensation plans as of August 26, 2006.

	Equity Compensation Plan Information		
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plan (excluding securities referenced in column (a))
	(a)		
Equity compensation plans approved by security holders	284,950	$ 25.08	77,725
Equity compensation plans not approved by security holders	—	N/A	—
Total	284,950	$ 25.08	77,725

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements and Notes to Consolidated Financial Statements included in Item 8.

The selected consolidated balance sheet data set forth below as of August 26, 2006 and August 27, 2005 and the selected consolidated income statement data for the three years in the period ended August 26, 2006 are derived from our audited consolidated financial statements included in this Annual Report on Form 10-K. All other selected consolidated financial data set forth below is derived from our audited financial statements not included in this Annual Report on Form 10-K. The per share data listed below is accounted for in accordance with the Emerging Issues Task Force ("EITF") Issue No. 03-6, *Participating Securities and the Two-Class Method under FAS 128*. EITF Issue No. 03-6 provides guidance in determining when the two-class method, as defined in Statements of Financial Accounting Standards ("SFAS") No. 128, *Earnings per Share,* should be utilized in calculating earnings per share. We were required to adopt EITF Issue No. 03-6 in the quarter ended August 28, 2004 and to apply the provisions of EITF Issue No. 03-6 retroactively to all periods presented. Our Common Stock has a 25% dividend preference to our Class B Common Stock. The Class B Common Stock, which has ten votes per share as opposed to one vote per share for the Common Stock, is not freely transferable but may be converted at any time on a one-for-one basis into Common Stock at the option of the holder of the Class B Common Stock. EITF Issue No. 03-6 requires the income per share for each class of common stock to be calculated assuming 100% of our earnings are distributed as dividends to each class of common stock based on their respective dividend rights.

Five Year Financial Summary
UniFirst Corporation and Subsidiaries

Fiscal Year Ended August (In thousands, except per share data)	2006	2005	2004	2003	2002
Selected Balance Sheet Data					
Total assets	$ 829,702	$ 748,305	$ 702,366	$ 516,131	$ 496,379
Long-term obligations	$ 210,535	$ 176,671	$ 178,841	$ 69,812	$ 85,096
Shareholders' equity	$ 452,545	$ 412,342	$ 368,707	$ 336,338	$ 310,698
Selected Income Statement Data					
Revenues	$ 820,972	$ 763,842	$ 719,356	$ 596,936	$ 578,898
Depreciation and amortization	$ 45,310	$ 43,927	$ 44,889	$ 39,659	$ 38,031
Income from operations	$ 73,801	$ 76,012	$ 64,004	$ 48,838	$ 51,979
Other expense, net	$ 9,544	$ 6,841	$ 9,406	$ 1,266	$ 8,660
Provision for income taxes	$ 25,049	$ 25,823	$ 21,020	$ 18,310	$ 16,460
Income before cumulative effect of accounting change	$ 39,208	$ 43,348	$ 33,578	$ 29,262	$ 26,859
Cumulative effect of accounting change	$ —	$ —	$ —	$ 2,242	$ —
Net income	$ 39,208	$ 43,348	$ 33,578	$ 27,020	$ 26,859
Income per share before cumulative effect of accounting change:					
Basic - Common stock	$ 2.25	$ 2.51	$ 1.95	$ 1.71	$ 1.56
Basic - Class B Common Stock	$ 1.80	$ 2.01	$ 1.56	$ 1.37	$ 1.25
Diluted - Common stock	$ 2.03	$ 2.24	$ 1.74	$ 1.52	$ 1.39
Income per share after cumulative effect of accounting change:					
Basic - Common stock	$ 2.25	$ 2.51	$ 1.95	$ 1.58	$ 1.56
Basic - Class B Common Stock	$ 1.80	$ 2.01	$ 1.56	$ 1.27	$ 1.25
Diluted - Common stock	$ 2.03	$ 2.24	$ 1.74	$ 1.40	$ 1.39
Dividends per share					
Common stock	$ 0.15	$ 0.15	$ 0.15	$ 0.15	$ 0.15
Class B Common Stock	$ 0.12	$ 0.12	$ 0.12	$ 0.12	$ 0.12

Refer to Note 2 of the consolidated financial statements for discussion of our acquisition of Textilease Corporation on September 2, 2003.

In the fourth quarter of fiscal 2005, we changed our accounting policy for a portion of our inventories from last-in, first-out ("LIFO"), to the first-in, first-out ("FIFO") method of accounting. Consistent with Accounting Principles Board ("APB") Opinion No. 20, *Accounting Changes*, we retroactively restated our prior financial statements. As a result, inventories, accrued income taxes, and retained earnings, as presented, have been adjusted by approximately $1.5 million, $0.6 million, and $0.9 million, for each of the fiscal years ended August 2004, 2003 and 2002. This change had no impact on the consolidated statements of income for any period presented. Refer to Note 1 of the consolidated financial statements for further discussion on this change in accounting policy.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

UniFirst Corporation is one of the largest providers of workplace uniforms and protective clothing in the United States. We design, manufacture, personalize, rent, clean, deliver, and sell a wide range of uniforms and protective clothing, including shirts, pants, jackets, coveralls, lab coats, smocks, aprons and specialized protective wear, such as flame resistant and high visibility garments. We also rent industrial wiping products, floor mats, facility service products and other non-garment items, and provide first aid cabinet services and other safety supplies, to a variety of manufacturers, retailers and service companies.

We serve businesses of all sizes in numerous industry categories. Our typical customers include automobile service centers and dealers, delivery services, food and general merchandise retailers, food processors and service operations, light manufacturers, maintenance facilities, restaurants, service companies, soft and durable goods wholesalers, transportation companies, and others who require employee clothing for image, identification, protection or utility purposes. We also provide our customers with restroom supplies, including air fresheners, paper products and hand soaps.

At certain specialized facilities, we also decontaminate and clean work clothes that may have been exposed to radioactive materials and service special clean room protective wear. Our typical customers for these specialized services include government agencies, research and development laboratories, high technology companies and utilities operating nuclear reactors.

SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information of those segments to be presented in interim financial reports issued to stockholders. Operating segments are identified as components of an enterprise for which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. Our chief operating decision maker, as defined under SFAS No. 131, is our chief executive officer. We have six operating segments based on the information reviewed by our chief executive officer: US Rental and Cleaning, Canadian Rental and Cleaning, Manufacturing ("MFG"), Specialty Garments Rental and Cleaning ("Specialty Garments"), First Aid and Corporate. The US Rental and Cleaning and Canadian Rental and Cleaning operating segments have been combined to form the US and Canadian Rental and Cleaning reporting segment. Refer to Note 14 of our Consolidated Financial Statements for our disclosure of segment information.

The US and Canadian Rental and Cleaning reporting segment purchases, rents, cleans, delivers and sells, uniforms and protective clothing and non-garment items in the United States and Canada. The operations of the US and Canadian Rental and Cleaning reporting segment are referred to by us as our 'industrial laundry operations' and we refer to the locations related to this reporting segment as our 'industrial laundries'.

The MFG operating segment designs and manufactures uniforms and non-garment items solely for the purpose of providing these goods to the US and Canadian Rental and Cleaning reporting segment. The amounts reflected as revenues of MFG are generated when goods are shipped from our manufacturing facilities to our other locations. These revenues are recorded at a transfer price which is typically in excess of the actual manufacturing cost. The transfer price is determined by our management and may not necessarily represent the fair value of the products manufactured. Products are carried in inventory and subsequently placed in service and amortized at this transfer price. On a consolidated basis, intercompany MFG revenues and MFG income are eliminated and the carrying value of inventories and rental merchandise in service is reduced to the manufacturing cost. Income before income taxes from MFG, net of the intercompany MFG elimination, was $23.8 million, $21.6 million, and $15.0 million for years ended August 26, 2006, August 27, 2005 and August 28, 2004, respectively. This income offsets the merchandise amortization costs incurred by the US and Canadian Rental and Cleaning reporting segment as the merchandise costs of this reporting segment are amortized and recognized based on inventories purchased from MFG at the transfer price which is above our manufacturing cost.

The Corporate operating segment consists of costs associated with our distribution center, sales and marketing, information systems, engineering, materials management, manufacturing planning, finance, budgeting, human resources, other general and administrative costs and interest expense. The revenues generated from the Corporate operating segment represent certain direct sales made directly from our distribution center. The products sold by this operating segment are the same products rented and sold by the US and Canadian Rental and Cleaning reporting segment. In the segment disclosures in Note 14 to our consolidated financial statements, no assets or capital expenditures are presented for the Corporate operating segment as no assets are allocated to this operating segment in the information reviewed by our chief executive officer. However, depreciation and amortization expense related to certain assets are reflected in income from operations and income before income taxes for the Corporate operating segment. The assets that give rise to this depreciation and amortization are included in the total assets of the US and Canadian Rental and Cleaning reporting segment as this is how they are tracked and reviewed by us.

We refer to our US and Canadian Rental and Cleaning, MFG, and Corporate segments combined as our 'core laundry operations'.

The Specialty Garments operating segment purchases, rents, cleans, delivers and sells, specialty garments and non-garment items primarily for nuclear and clean room applications. The First Aid operating segment sells first aid cabinet services and other safety supplies.

Approximately 90% of our revenues in 2006 were derived from US and Canadian Rental and Cleaning, and Corporate. A key driver of this business is the number of workers employed by our customers. Our revenues are directly impacted by fluctuations in these employment levels. Revenues from Specialty Garments, which accounted for 6% of our 2006 revenues, increase during outages and refueling by nuclear power plants, as garment usage increases at these times. First Aid represented 4% of our total revenue in 2006.

Critical Accounting Policies and Estimates

We believe the following critical accounting policies reflect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Use of Estimates

The preparation of our financial statements is in conformity with accounting principles generally accepted in the United States, which requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. The actual results could differ from our estimates.

Revenue Recognition and Allowance for Doubtful Accounts

We recognize revenue from rental operations in the period in which the services are provided. Direct sale revenue is recognized in the period in which the product is shipped. Our judgment and estimates are used in determining the collectability of accounts receivable and evaluating the adequacy of the allowance for doubtful accounts. We consider specific accounts receivable and historical bad debt experience, customer credit worthiness, current economic trends and the age of outstanding balances as part of our evaluation. Changes in our estimates are reflected in the period they become known. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Material changes in our estimates may result in significant differences in the amount and timing of bad debt expense recognition for any given period.

Inventories and Rental Merchandise in Service

Our inventories are stated at the lower of cost or market value, net of any reserve for excess and obsolete inventory. Judgments and estimates are used in determining the likelihood that new goods on hand can be sold to our customers or used in our rental operations. Historical inventory usage and current revenue trends are considered in estimating both excess and obsolete inventories. If actual product demand and market conditions are less favorable than the amount we projected, additional inventory write-downs may be required. We use the first-in, first-out ("FIFO") method to value our inventories, which primarily consist of finished goods.

During fiscal 2005, we changed our accounting policy for a portion of our inventories from last-in, first-out ("LIFO"), to the first-in, first-out ("FIFO") method of accounting. This change had no impact on the consolidated statements of income for any period presented. We believe that the FIFO method is preferable to LIFO because (i) all of our primary competitors currently use the FIFO inventory method, therefore, the change will make the comparison of results among these companies more consistent (ii) the change is consistent with the increased emphasis on consistency between Generally Accepted Accounting Principals in the United States and International Accounting Standards which provide that the FIFO or weighted average methods are acceptable and does not provide for the use of the LIFO method (iii) this change will result in all of our inventories being valued consistently using the FIFO method of accounting and (iv) due to the current low inflation levels, our inventory costs have remained fairly constant and are not expected to increase in the near future. Consistent with APB No. 20, *Accounting Changes*, we have retroactively restated our prior financial statements. The impact of this change increased inventories, accrued income taxes, and retained earnings approximately $1.5 million, $0.6 million, and $0.9 million, respectively, on the August 28, 2004 consolidated balance sheet and increased retained earnings approximately $0.9 million as of August 30, 2003, as presented on the consolidated statements of shareholders' equity.

Rental merchandise in service is being amortized on a straight-line basis over the estimated service lives of the merchandise, which range from 6 to 36 months. In establishing estimated lives for merchandise in service, our management considers historical experience and the intended use of the merchandise. Material differences may result in the amount and timing of operating profit for any period if we make significant changes to our estimates.

Goodwill, Intangibles and Other Long-Lived Assets

In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill is not amortized. SFAS No. 142 requires that companies test goodwill for impairment on an annual basis. In addition, SFAS No. 142 also requires that companies test goodwill if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit to which goodwill is assigned below its carrying amount. Our evaluation considers changes in the operating environment, competitive information, market trends, operating performance and cash flow modeling. We complete our annual impairment test in the fourth quarter of each fiscal year and there were no impairments of goodwill in fiscal 2006, 2005 or 2004. Future events could cause us to conclude that impairment indicators exist and that goodwill or other intangibles associated with previously acquired businesses are impaired. Any resulting impairment loss could have a material impact on our financial condition and results of operations.

Property and equipment and definite-lived intangible assets are depreciated or amortized over their useful lives. Useful lives are based on our estimates of the period that the assets will generate revenue. Long-lived assets are evaluated for impairment whenever events and circumstances indicate an asset may be impaired. There were no material impairments of property and equipment or definite-lived intangible assets in fiscal 2006, 2005, or 2004.

Environmental and Other Contingencies

We are subject to legal proceedings and claims arising from the conduct of our business operations, including environmental matters, personal injury, customer contract matters and employment claims. Accounting principles generally accepted in the United States require that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. We regularly consult with our attorneys and outside consultants to ensure that all of the relevant facts and circumstances are being considered, before a contingent liability is recorded. We record accruals for environmental and other contingencies based on enacted laws, regulatory orders or decrees, our estimates of costs, insurance proceeds, participation by other parties, the timing of payments, and the input of our attorneys and outside consultants.

The estimated liability for environmental contingencies has been discounted using risk-free interest rates ranging from 4% to 5% over periods ranging from ten to thirty years. The estimated current costs, net of legal settlements with insurance carriers, have been adjusted for the estimated impact of inflation at 3% per year. Changes in enacted laws, regulatory orders or decrees, our estimates of costs, insurance proceeds, participation by other parties, the timing of payments and the input of our attorneys and outside consultants based on changing legal or factual circumstances could have a material impact on the amounts recorded for our environmental and other contingent liabilities. Refer to Note 10 of the consolidated financial statements for additional discussion and analysis.

Asset Retirement Obligations

We follow the provisions of SFAS No. 143, *Accounting for Asset Retirement Obligations*, which generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Under this accounting method, we recognize asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

We have recognized as a liability the present value of the estimated future costs to decommission our nuclear laundry facilities in accordance with the provisions of SFAS No. 143. We depreciate, on a straight-line basis, the amount added to property and equipment and recognize accretion expense in connection with the discounted liability over the various remaining lives which range from approximately four to twenty-five years.

Our estimated liability has been based on historical experience in decommissioning nuclear laundry facilities, estimated useful lives of the underlying assets, external vendor estimates as to the cost to decommission these assets in the future, and federal and state regulatory requirements. The estimated current costs have been adjusted for the estimated impact of inflation at 3% per year. The liability has been discounted using credit-adjusted risk-free rates that range from approximately 3% to 7% over one to thirty years. Revisions to the liability could occur due to changes in the estimated useful lives of the underlying assets, estimated dates of decommissioning, changes in decommissioning costs, changes in federal or state regulatory guidance on the decommissioning of such facilities, or other changes in estimates. Changes due to revisions in our estimates will be recognized by adjusting the carrying amount of the liability and the related long-lived asset if the assets are still in service, or charged to expense in the period if the assets are no longer in service.

Insurance

We self-insure for certain obligations related to health, workers' compensation, vehicles and general liability programs. We also purchase stop-loss insurance policies to protect ourselves from catastrophic losses. Judgments and estimates are used in determining the potential value associated with reported claims and for events that have occurred, but have not been reported. Our estimates consider historical claim experience and other factors. Our liabilities are based on our estimates, and, while we believe that our accruals are adequate, the ultimate liability may be significantly different from the amounts recorded. Changes in our claim experience, our ability to settle claims or other estimates and judgments we use could have a material impact on the amount and timing of expense for any given period.

Pensions

The calculation of pension expense and the corresponding liability requires us to use of a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate. Changes in our assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions. Pension expense increases as the expected rate of return on pension plan assets decreases. Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in our pension plans will impact our future pension expense and liabilities. We cannot predict with certainty what these factors will be in the future.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*. Deferred income taxes are provided for temporary differences between the amounts recognized for income tax and financial reporting purposes at currently enacted tax rates. We compute income tax expense by jurisdiction based on our operations in each jurisdiction.

We are periodically reviewed by domestic and foreign tax authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, we record estimated reserves for probable exposures, in accordance with SFAS No. 5, *Accounting for Contingencies*.

Foreign Currency Translation

The functional currency of our foreign operations is the local country's currency. Transaction gains and losses, including gains and losses on our intercompany transactions, are included in selling and administrative expenses, in the accompanying consolidated statements of income. Assets and liabilities of operations outside the United States are translated into U.S. dollars using period-end exchange rates. Revenues and expenses are translated at the average exchange rates in effect during each month of the fiscal year. The effects of foreign currency translation adjustments are included in shareholders' equity as a component of accumulated other comprehensive income in the accompanying consolidated balance sheets.

Results of Operations

The following table presents (in thousands, expect for percentages), as a percent of total revenue, certain selected financial data for our three fiscal years ended August 26, 2006, August 27, 2005 and August 28, 2004. Operating costs presented below include merchandise costs related to the amortization of rental merchandise in service and direct sales as well as labor and other production, service and delivery costs associated with operating our industrial laundries, Specialty Garments facilities, First-Aid locations and our distribution center. Selling and administrative costs include costs related to our sales and marketing functions as well as general and administrative costs associated with our corporate offices and operating locations including information systems, engineering, materials management, manufacturing planning, finance, budgeting, and human resources.

							% Change	
	FY 2006	% of Revenues	FY 2005	% of Revenues	FY 2004	% of Revenues	FY 2006 vs. FY 2005	FY 2005 vs. FY 2004
Revenues	$ 820,972	100.0%	$ 763,842	100.0%	$ 719,356	100.0%	7.5 %	6.2%
Costs and expenses:								
Operating costs (1)	524,694	63.9	480,714	62.9	461,112	64.1	9.1	4.3
Selling and administrative expenses (1)	177,167	21.6	163,189	21.3	149,351	20.8	8.6	9.3
Depreciation and amortization	45,310	5.5	43,927	5.8	44,889	6.2	3.1	(2.1)
	747,171	91.0	687,830	90.0	655,352	91.1	8.6	5.0
Income from operations	73,801	9.0	76,012	10.0	64,004	8.9	(2.9)	18.8
Other expense (income)	9,544	1.2	6,841	0.9	9,406	1.3	39.5	(27.3)
Income before income taxes	64,257	7.8	69,171	9.1	54,598	7.6	(7.1)	26.7
Provision for income taxes	25,049	3.0	25,823	3.4	21,020	2.9	(3.0)	22.8
Net income	$ 39,208	4.8%	$ 43,348	5.7%	$ 33,578	4.7%	(9.6)%	29.1%

(1) Exclusive of depreciation and amortization

Revenues and income (loss) from operations by reporting segment for the three fiscal years ended August 26, 2006, August 27, 2005, and August 28, 2004, are presented in the following table (in thousands). Refer to Note 14 of the consolidated financial statements for discussion of our reporting segments.

	Fiscal year ended August(1)		
(in thousands)	**2006**	**2005**	**2004**
Segment Information			
Revenues			
US and Canadian Rental and Cleaning	$ 733,294	$ 668,313	$ 629,309
MFG	65,500	57,634	53,694
Net intercompany MFG elimination	(65,500)	(57,634)	(53,694)
Corporate	5,861	6,075	4,781
Subtotal: Core Laundry Operations	$ 739,155	$ 674,388	$ 634,090
Specialty Garments	51,553	61,697	58,598
First-Aid	30,264	27,757	26,668
	$ 820,972	$ 763,842	$ 719,356
Income (loss) from operations			
US and Canadian Rental and Cleaning	$ 103,270	$ 99,508	$ 88,729
MFG	24,468	21,390	20,299
Net intercompany MFG elimination	(637)	206	(5,277)
Corporate	(56,020)	(52,927)	(48,582)
Subtotal: Core Laundry Operations	$ 71,081	$ 68,177	$ 55,169
Specialty Garments	358	6,907	7,113
First-Aid	2,362	928	1,722
	$ 73,801	$ 76,012	$ 64,004

General

We derive our revenues through the design, manufacture, personalization, rental, cleaning, delivering, and selling of a wide range of uniforms and protective clothing, including shirts, pants, jackets, coveralls, lab coats, smocks and aprons and specialized protective wear, such as flame resistant and high visibility garments. We also rent industrial wiping products, floor mats, facility service products, other non-garment items, and provides first aid cabinet services and other safety supplies, to a variety of manufacturers, retailers and service companies. We have five reporting segments, US and Canadian Rental and Cleaning, Manufacturing ("MFG"), Corporate, Specialty Garments Rental and Cleaning ("Specialty Garments"), and First Aid. We refer to the US and Canadian Rental and Cleaning, MFG, and Corporate reporting segments combined as our "core laundry operations."

Operating costs include merchandise costs related to the amortization of rental merchandise in service and direct sales as well as labor and other production, service and delivery costs, and distribution costs associated with operating our core laundry operations, Specialty Garments facilities, and First Aid locations. Selling and administrative costs include costs related to our sales and marketing functions as well as general and administrative costs associated with our corporate offices and operating locations including information systems, engineering, materials management, manufacturing planning, finance, budgeting, and human resources.

Fiscal Year Ended August 26, 2006 Compared with Fiscal Year Ended August 27, 2005

Revenues

	August 26, 2006	August 27, 2005	Dollar Change	Percent Change
	(In millions, except percentages)			
Core Laundry Operations	$ 739.1	$ 674.3	$ 64.8	9.6%
Specialty Garments	51.6	61.7	(10.1)	(16.4)
First-Aid	30.3	27.8	2.5	9.0
Consolidated total	$ 821.0	$ 763.8	$ 57.2	7.5%

In 2006, our consolidated revenues increased by $57.2 million from the comparable period in 2005, or 7.5%. This increase was primarily due to organic growth, which accounted for a 6.0% increase in revenue. The remaining increase of 1.5% was attributable to incremental acquisition-related revenues. On a segment reporting basis, the core laundry operation's revenues increased in 2006 by 9.6% compared to fiscal 2005. This increase was due to organic growth of 7.9% and acquisition-related growth of 1.7%. First Aid revenues increased by 9.0% in fiscal 2006 and Specialty Garments' revenues decreased by 16.4% in 2006 due to the conclusion of a significant contract in fiscal 2005.

Operating costs

Operating costs increased to $524.7 million, or 63.9% of revenues, for 2006 as compared to $480.7 million, or 62.9% of revenues, for 2005. The increase in costs as a percent of revenue was primarily attributable to higher energy costs associated with operating our industrial laundries and our fleet of delivery vehicles. Overall merchandise costs in our core laundry business also increased as a percentage of revenues as compared to fiscal 2005, especially in the fourth quarter of fiscal 2006. In addition, overall operating costs from Specialty Garments also increased as a percent of segment revenues due to its decrease in revenues as well as an incremental $0.8 million in expense incurred in fiscal 2006 related to the decommissioning of two of its facilities. These increases were partially offset by a decrease in production payroll and payroll-related costs. The decrease in payroll-related costs was primarily due to a $3.1 million reduction to our insurance reserves booked in the fourth quarter of fiscal 2006, resulting from our annual third-party actuarial review, of which $2.1 million was allocated to operating costs.

Selling and administrative expense

Selling and administrative expenses increased to $177.2 million, or 21.6% of revenues, for 2006 from $163.2 million, or 21.3% of revenues, for 2005. The increase in selling and administrative expenses as a percent of revenues was primarily due to an increase in our sales force within the US and Canadian Rental and Cleaning segment. The growth within the sales force is the result of our continued effort to foster revenue growth. Our selling and administrative expense in fiscal 2006 also included a $1.8 million charge to increase our environmental accrual for additional exposure identified during the year. In addition, overall selling and administrative costs associated with our Specialty Garments segment increased as a percentage of segment revenues due to the large decrease in revenues discussed above. These increases in selling payroll costs were partially offset by a decrease in payroll-related costs attributable to a $3.1 million reduction to our insurance reserves booked in the fourth quarter of fiscal 2006, resulting from our annual third-party actuarial review, of which $1.0 million was allocated to selling and administrative costs. In addition, we recorded a $0.6 million gain from the sale of one of our industrial laundry facilities in fiscal 2006.

Depreciation and amortization

Depreciation and amortization expense increased $1.4 million, from $43.9 million in fiscal 2005 to $45.3 million in fiscal 2006, but decreased as a percent of revenues from 5.8% to 5.5%. The increase in depreciation and amortization expense was due to capital expenditure and acquisition activity.

Income from operations

	August 26, 2006	August 27, 2005	Dollar Change	Percent Change
	(In millions, except percentages)			
Core Laundry Operations	$ 71.0	$ 68.1	$ 2.9	4.3%
Specialty Garments	0.4	6.9	(6.5)	(94.8)
First-Aid	2.4	0.9	1.4	154.5
Consolidated total	$ 73.8	$ 76.0	$ (2.2)	(2.9)%
Percentage of total revenues	9.0%	10.0%		

Our income from operations decreased $2.2 million to $73.8 million for 2006, from $76.0 million in 2005. This change was primarily attributable to a decrease in income from operations in Specialty Garments of $6.5 million, which was due to a 16.4% decline in Specialty Garment revenues. As discussed above, this decrease in revenue was primarily attributable to the conclusion of a significant contract in fiscal 2005. This decrease was offset by an increase in income from operations from the core laundry operations and First Aid of $2.9 million and $1.4 million respectively, which were primarily attributable to increases in the core laundry operations and First Aid revenues of 9.6% and 9.0%, respectively.

Other expense (income)

Other expense, which includes interest expense, interest income and interest rate swap income, increased by $2.7 million to $9.5 million in 2006, compared to $6.8 million in 2005. This increase was primarily attributable to an increase in net interest expense of $2.5 million. Net interest expense increased due to an increase in our average borrowings and interest rates compared to the comparable period in 2005 which resulted in an increase in the interest expense on our variable interest rate borrowings under our $125.0 million Credit Agreement and our Floating Rate Notes. Our average debt outstanding in 2006 was $193.6 million as compared to $175.7 million during 2005. The remainder of the increase was due to $0.2 million of income that we booked in 2005 related to changes in the fair value of a $40.0 million interest rate swap that matured in fiscal 2005.

Provision for income taxes

Our effective income tax rate was 39.0% for 2006 and 37.3% for 2005. The increase in our effective income tax rate was primarily due to $0.6 million of tax reserves booked in 2006 related to tax exposure we identified. In addition, in fiscal 2005 we recognized a $0.5 million benefit primarily attributable to the reversal of tax reserves that we determined were no longer required.

Fiscal Year Ended August 27, 2005 Compared with Fiscal Year Ended August 28, 2004

Revenues

	August 27, 2005	August 28, 2004	Dollar Change	Percent Change
	(In millions, except percentages)			
Core Laundry Operations	$ 674.4	$ 634.1	$ 40.3	6.4%
Specialty Garments	61.7	58.6	3.1	5.3
First-Aid	27.7	26.7	1.0	4.1
Consolidated total	$ 763.8	$ 719.4	$ 44.4	6.2%

In 2005, revenues increased 6.2% to $763.8 million as compared with $719.4 million for 2004, which was primarily attributable to organic growth within our existing operations of approximately 6.0%. This increase in existing operations was primarily due to revenue growth in our industrial laundry operations and Corporate which accounted for 5.4% of the increase. Revenues from Specialty Garments and First-Aid accounted for 0.4% and 0.2% of the increase, respectively. In addition, our current year acquisitions contributed an additional 0.2% to the increase in revenues. The increase in revenue for 2005 was modest due to a particularly competitive pricing environment

Operating costs

Operating costs increased to $480.7 million for 2005 as compared with $461.1 million for 2004. However, our operating costs decreased as a percentage of revenues from 64.1% in 2004 to 62.9% in 2005. The primary reasons for this decrease was lower merchandise amortization as a result of cost savings realized in MFG, lower merchandise amortization for the industrial laundry locations acquired as part of our Textilease acquisition and lower industrial laundry production payroll costs as a percentage of revenues. These benefits were somewhat offset by higher energy costs associated with operating our industrial laundries and our fleet of delivery trucks.

Selling and administrative expense

Our selling and administrative expenses increased to 21.3% of revenues in 2005, or $163.2 million, as compared to 20.8% of revenues in 2004, or $149.4 million. The increase in our selling and administrative expenses was primarily due to an increase in our sales force within US and Canadian Rental and Cleaning. The growth within the sales force was the result of our effort to foster increased revenue growth.

Depreciation and amortization

Our depreciation and amortization expense decreased to $43.9 million, or 5.8% of revenues for 2005, as compared with $44.9 million, or 6.2% of revenues for 2004. The decrease in depreciation and amortization expense was primarily related to certain fixed assets we owned that became fully depreciated in fiscal 2004, as well as certain intangible assets that became fully amortized in fiscal 2004 in US and Canadian Rental and Cleaning and Corporate. The decrease in depreciation and amortization also relates to a charge of approximately $0.6 million we recorded to depreciation in 2004 related to the write-down, to net realizable value, of certain machinery and equipment at our Richmond industrial laundry location that we closed during fiscal 2005.

Income from operations

	August 27, 2005	August 28, 2004	Dollar Change	Percent Change
	(In millions, except percentages)			
Core Laundry Operations	$ 68.2	$ 55.2	$ 13.0	2.4%
Specialty Garments	6.9	7.1	(0.2)	(2.9)
First-Aid	0.9	1.7	(0.8)	(46.1)
Consolidated total	$ 76.0	$ 64.0	$ 12.0	18.8%
Percentage of total revenues	10.0%	8.9%		

Our income from operations increased $12.0 million to $76.0 million for the year ended August 27, 2005 as compared with $64.0 million for the year ended August 28, 2004. This increase was primarily due to an increase in income from operations during these periods of $10.8 million in US and Canadian Rental and Cleaning and an increase of $6.6 million in MFG, net of intercompany MFG elimination. These increases were offset by an increase in loss from operations of $4.3 million in Corporate, and lower income from operations of $0.8 million in First Aid and $0.2 million in Specialty Garments. The increase in US and Canadian Rental and Cleaning was due to increased revenues, lower operating costs as a percentage of revenues offset by higher selling and administrative costs as a percentage of revenues. The reasons for these fluctuations in revenues and cost are discussed above. The increase in the loss from operations in Corporate is due primarily to increased payroll and other costs related to our distribution center and corporate offices offset by decreases in depreciation expense as discussed above. The decrease in income from operations in First-Aid is primarily due to increased costs associated with this segment's new pill packaging facility.

Other expense (income)

Our net interest expense was $6.8 million, or 0.9% of revenues in 2005, as compared with $9.4 million, or 1.3% of revenues in 2004. The decrease in interest expense was due to a reduction in the level of our debt outstanding during the fiscal year. Our average debt outstanding in 2005 was $175.7 million as compared to $223.6 million in 2004. This was offset by lower income related to changes in the fair value of a $40 million interest rate swap, which generated only $0.2 million of income for the fiscal year ended August 27, 2005 as compared to $2.0 million of income for the fiscal year ended August 28, 2004

Provision for income taxes

Our effective income tax rate was 37.3% for the fiscal year ended August 27, 2005 and 38.5% for the fiscal year ended August 28, 2004. This decrease is due to a $0.5 million credit that we recorded in fiscal 2005 related to the reversal of tax reserves that we determined were no longer required as well as changes in the provision required for foreign taxes.

Liquidity and Capital Resources

General. For the fiscal year ended August 26, 2006, we had a net increase in cash and cash equivalents of $3.6 million. As of August 26, 2006, we had cash and cash equivalents of $8.3 million and working capital of $101.7 million. We believe that current cash and cash equivalent balances, cash generated from operations and amounts available under our Credit Agreement (defined below) will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months.

Sources and uses of cash. During the fiscal year ended August 26, 2006, we generated cash from operating activities of $63.2 million resulting primarily from net income of $39.2 million, amounts charged for depreciation and amortization of $45.3 million, increases in accounts payable and accruals of $7.3 million, offset primarily by an increase in accounts receivable of $7.0 million, an increase in inventories of $5.4 million, an increase in rental merchandise in service of $13.5 million, and a decrease in accrued and deferred income taxes of $4.2 million. We used cash to, among other things, fund $52.1 million in capital expenditures and fund the acquisition of businesses of approximately $42.2 million. Our long-term debt increased by approximately $33.9 million as a result of $50.1 million of borrowings offset by $16.2 million of payments during the year ended August 26, 2006.

Estimated insurance proceeds are primarily received from an annuity received as part of our legal settlement with an insurance company. Annual proceeds of approximately $0.3 million are deposited into an escrow account which funds remediation and monitoring costs for three sites related to our former operations in Williamstown, Vermont. Annual proceeds received but not expended in the current year accumulate in this account and may be used in future years for costs related to this site through the year 2027. As of August 26, 2006 the balance in this escrow account, which is held in a trust and is not recorded on our consolidated balance sheet, was approximately $1.9 million. Also included in estimated insurance proceeds are amounts we are entitled to receive pursuant to legal settlements as reimbursements from three insurance companies for estimated costs at the site in Uvalde, Texas.

Our nuclear garment decontamination facilities are licensed by the Nuclear Regulatory Commission ("NRC"), or, in certain cases, by the applicable state agency, and are subject to regulation by federal, state and local authorities. There can be no assurance that such regulation will not lead to material disruptions in our garment decontamination business.

From time to time, we are also subject to legal proceedings and claims arising from the conduct of our business operations, including litigation related to charges for certain ancillary services on invoices, personal injury claims, customer contract matters, employment claims and environmental matters as described above.

While it is impossible for us to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits and environmental contingencies, we believe that the aggregate amount of such liabilities, if any, in excess of amounts we have accrued or are covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations. It is possible, however, that our future financial position and/or results of operations for any particular period could be materially affected by changes in our assumptions or strategies related to these contingencies or changes out of our control.

Acquisitions

As part of our business, we regularly evaluate opportunities to acquire other garment service companies. In recent years, we have typically paid for acquisitions with cash and may continue to do so in the future. To pay for an acquisition, we may use cash on hand, cash generated from operations or borrowings under our Credit Agreement, or we may pursue other forms of debt financing. Our ability to secure short-term and long-term debt financing in the future will depend on several factors, including our future profitability, our levels of debt and equity, and the overall credit and equity market environments.

Contractual Obligations and Other Commercial Commitments

The following information is presented as of August 26, 2006.

	Payments Due by Fiscal Period				
Contractual Obligations	**Total**	**Less than 1 year**	**1 - 3 years**	**3 - 5 years**	**More than 5 years**
Private placement	$ 150,000	$ —	$ —	$ 75,000	$ 75,000
Revolving credit agreement	59,000	—	59,000	—	—
Other debt	1,535	613	595	148	179
Total debt	210,535	613	59,595	75,148	75,179
Operating Leases	10,567	3,789	4,819	1,853	106
Total Contractual Cash Obligations	$ 221,102	$ 4,402	$ 64,414	$ 77,001	$ 75,285

As discussed above under "Long-Term Debt and Borrowing Capacity", as of August 26, 2006, we had borrowing capacity of $125.0 million under our Credit Agreement, of which approximately $37.4 million was available for borrowing. Also, as of such date, we had outstanding borrowings of $59.0 million included in bank debt in the above schedule and letters of credit of $28.6 million. All letters of credit expire in less than one year.

During September 2006, the Company amended its Credit Agreement to, among other things, increase its borrowing capacity. See Note 15 to the consolidated financial statements for details.

Seasonality

Historically, our revenues and operating results have varied from quarter to quarter and are expected to continue to fluctuate in the future. These fluctuations have been due to a number of factors, including: general economic conditions in our markets; the timing of acquisitions and of commencing start-up operations and related costs; our effectiveness in integrating acquired businesses and start-up operations; the timing of nuclear plant outages; capital expenditures; seasonal rental and purchasing patterns of our customers; and price changes in response to competitive factors. In addition, our operating results historically have been lower during the second and fourth fiscal quarters than during the other quarters of the fiscal year. The operating results for any historical quarter are not necessarily indicative of the results to be expected for an entire fiscal year or any other interim periods.

Effects of Inflation

In general, we believe that our results of operations are not dependent on moderate changes in the inflation rate. Historically, we have been able to manage the impacts of more significant changes in inflation rates through our customer relationships, customer agreements that generally provide for price increases consistent with the rate of inflation, and continued focus on improvements of operational productivity.

Significant increases in energy costs, specifically natural gas and gasoline, can materially affect our results of operations and financial condition. Currently, energy costs represent approximately 4% of our total revenue.

Recent Accounting Pronouncements

On October 13, 2004, the FASB issued SFAS No. 123(r), *Share Based Payments,* which requires companies to measure compensation cost for all share-based payments, including employee stock options. SFAS No. 123(r) was effective as of the first fiscal period beginning after June 15, 2005. In March 2005, the SEC issued SAB No. 107 regarding the SEC's interpretation of SFAS No. 123(r) and the valuation of share-based payments for public companies. We adopted SFAS No. 123(r) on August 28, 2005, and the adoption did not have a material impact on our financial statements. Refer to Note 1, Stock Based Compensation, of the consolidated financial statements for further discussion regarding stock based compensation.

On September 29, 2006, the Financial Accounting Standards Board issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of SFAS No. 87, 88, 106 and 132(r),* which requires companies to; (1) recognize in their statement of financial position the over-funded or under-funded status of their defined benefit postretirement plan measured as the difference between the fair value of plan assets and the benefit obligation, (2) recognize as a component of other comprehensive income, net of tax, their actuarial gains and losses and their prior service costs and credits that arise during the period but pursuant to FAS 87 and 106 are not recognized as components of net periodic benefit cost, (3) measure defined benefit plan assets and defined benefit plan obligations as of the date of their statement of financial position, and (4) disclose additional information in the notes to their financial statements about certain effects on net periodic benefit cost in the upcoming fiscal year that arise from delayed recognition of the actuarial gains and losses and the prior service costs and credits. This standard is effective for fiscal years ending after December 15, 2006, and we do not expect adoption of this standard will have a material on our consolidated financial statements.

On July 13, 2006, the Financial Accounting Standards Board issued FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109*, which fundamentally changes the way that we will be required to treat our uncertain tax positions for financial accounting purposes. FIN No. 48 prescribes rules regarding how we should recognize, measure and disclose in our financial statements tax positions that were taken or we will be taking on our tax return that are reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in an increase in a liability for income taxes payable, or a reduction in a deferred tax asset or an increase in a deferred tax liability. This interpretation is effective for fiscal years beginning after December 15, 2006, and we are currently evaluating the impact it will have on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk

We have determined that all of our foreign subsidiaries operate primarily in local currencies that represent the functional currencies of the subsidiaries. All assets and liabilities of foreign subsidiaries are translated into U.S. dollars using the exchange rate prevailing at the balance sheet date. The effect of exchange rate fluctuations on translation of assets and liabilities are recorded as a component of stockholders' equity. Income and expense accounts are translated at average exchange rates during the year. As such, our financial condition and operating results are affected by fluctuations in the value of the U.S. dollar as compared to currencies in foreign countries. Revenue denominated in currencies other than the U.S. dollar represented approximately 8%, 7% and 6% of our total consolidated revenues for the fiscal years ended August 26, 2006, August 27, 2005 and August 28, 2004, respectively. Total assets denominated in currencies other than the U.S. dollar represented approximately 7% of our total consolidated assets for each of the fiscal years ended August 26, 2006, August 27, 2005 and August 28, 2004. If exchange rates had changed by 10% from the actual rates in effect during the year ended August 26, 2006, our revenues and assets for the year ended and as of August 26, 2006 would have changed by approximately $6.9 million and $6.2 million, respectively.

We do not operate a hedging program to mitigate the effect of a significant change in the value of our foreign subsidiaries functional currencies, which include the Canadian Dollar, Euro, British Pound, and Mexican Peso, as compared to the U.S. dollar. Any gains or losses resulting from foreign currency transactions, including exchange rate fluctuations on intercompany accounts are reported as transaction gains (losses) in our selling and administrative expenses. The intercompany payables and receivables are denominated in Canadian Dollars, Euros, British Pounds and Mexican Pesos. During the year ended August 26, 2006 transaction gains (losses) included in selling and administrative expenses were $0.4 million. If the exchange rates had changed by 10% during the year ended August 26, 2006, we would have recognized an exchange gain or loss of approximately $0.1 million.

Interest Rate Sensitivity

We are exposed to market risk from changes in interest rates which may adversely affect our financial position, results of operations and cash flows. In seeking to minimize the risks from interest rate fluctuations, we manage these exposures through our regular operating and financing activities. We are exposed to interest rate risk primarily through our borrowings under our $125.0 million Credit Agreement with a syndicate of banks and our Floating Rate Notes which were purchased by a group of insurance companies pursuant to a Note Purchase Agreement. Under both agreements, we borrow funds at variable interest rates based on the Eurodollar rate or LIBOR rates. If the LIBOR and Eurodollar rates fluctuated by 10% from the actual rates in effect during the year ended August 26, 2006, our interest expense would have fluctuated by approximately $0.6 million from the interest expense recognized for the year ended August 26, 2006.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated Statements of Income
UniFirst Corporation and Subsidiaries

Year ended (In thousands, except per share data)	August 26, 2006	August 27, 2005	August 28, 2004
Revenues	$ 820,972	$ 763,842	$ 719,356
Cost and expenses:			
Operating costs (1)	524,694	480,714	461,112
Selling and administrative expenses (1)	177,167	163,189	149,351
Depreciation and amortization	45,310	43,927	44,889
	747,171	687,830	655,352
Income from operations	73,801	76,012	64,004
Other expense (income):			
Interest expense	11,119	8,748	12,522
Interest income	(1,575)	(1,684)	(1,135)
Interest rate swap income	—	(223)	(1,981)
	9,544	6,841	9,406
Income before income taxes	64,257	69,171	54,598
Provision for income taxes	25,049	25,823	21,020
Net income	$ 39,208	$ 43,348	$ 33,578
Income per share – Basic:			
Common Stock	$ 2.25	$ 2.51	$ 1.95
Class B Common Stock	$ 1.80	$ 2.01	$ 1.56
Income per share – Diluted:			
Common Stock	$ 2.03	$ 2.24	$ 1.74
Weighted average number of shares outstanding – Basic:			
Common Stock	10,146	9,428	9,103
Class B Common Stock	9,096	9,791	10,091
	19,242	19,219	19,194
Weighted average number of shares outstanding – Diluted:			
Common Stock	19,313	19,311	19,258
Dividends per share:			
Common Stock	$ 0.15	$ 0.15	$ 0.15
Class B Common Stock	$ 0.12	$ 0.12	$ 0.12

(1) Exclusive of depreciation and amortization

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets
UniFirst Corporation and Subsidiaries

(In thousands, except share data)	August 26, 2006	August 27, 2005
Assets		
Cash and cash equivalents	$ 8,302	$ 4,704
Receivables, less reserves of $3,653 and $3,179, respectively	86,549	78,497
Inventories	36,469	31,021
Rental merchandise in service	85,875	69,808
Deferred income taxes	10,046	8,983
Prepaid expenses	1,672	1,492
Total current assets	228,913	194,505
Property and equipment:		
Land, buildings and leasehold improvements	269,696	260,515
Machinery and equipment	284,619	268,272
Motor vehicles	84,138	76,147
	638,453	604,934
Less -- accumulated depreciation	319,550	299,983
	318,903	304,951
Goodwill	211,489	187,793
Customer contracts and other intangible assets, net	64,022	56,481
Other assets	6,375	4,575
	$ 829,702	$ 748,305
Liabilities and shareholders' equity		
Current liabilities:		
Current maturities of long-term obligations	$ 613	$ 1,084
Accounts payable	43,003	36,720
Accrued liabilities	80,580	76,141
Accrued income taxes	3,041	3,992
Total current liabilities	127,237	117,937
Long-term obligations, net of current maturities	209,922	175,587
Deferred income taxes	39,998	42,439
Commitments and Contingencies (Note 10)		
Shareholders' equity:		
Preferred stock, $1.00 par value; 2,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.10 par value; 30,000,000 shares authorized; 14,306,799 and 9,600,838 issued and outstanding in 2006 and 2005, respectively	1,431	960
Class B Common Stock, $0.10 par value; 20,000,000 shares authorized; 4,940,849 and 9,637,110 issued and outstanding in 2006 and 2005, respectively	494	964
Capital surplus	14,497	13,462
Retained earnings	431,481	394,910
Accumulated other comprehensive income	4,642	2,046
Total shareholders' equity	452,545	412,342
	$ 829,702	$ 748,305

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity
UniFirst Corporation and Subsidiaries

(In thousands)	Common Shares	Class B Common Shares	Treasury Shares	Common Stock	Class B Common Stock	Treasury Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Equity
Balance, August 30, 2003	10,599	10,175	(1,595)	$ 1,060	$ 1,018	$ (26,005)	$ 12,693	$ 349,001	$ (1,429)	$ 336,338
Net income	—	—	—	—	—	—	—	33,578	—	33,578
Minimum pension liability, net (1)	—	—	—	—	—	—	—	—	(78)	(78)
Foreign currency translation	—	—	—	—	—	—	—	—	1,001	1,001
Comprehensive income										34,501
Cash dividends	—	—	—	—	—	—	—	(2,579)	—	(2,579)
Shares converted	246	(246)	—	25	(25)	—	—	—	—	—
Stock options exercised, net (1)	26	—	—	2	—	—	445	—	—	447
Elimination of treasury shares	(1,595)	—	1,595	(159)	—	26,005	—	(25,846)	—	—
Balance, August 28, 2004	9,276	9,929	—	$ 928	$ 993	$ —	$ 13,138	$ 354,154	$ (506)	$ 368,707
Net income	—	—	—	—	—	—	—	43,348	—	43,348
Minimum pension liability, net (1)	—	—	—	—	—	—	—	—	(363)	(363)
Foreign currency translation	—	—	—	—	—	—	—	—	2,915	2,915
Comprehensive income										45,900
Cash dividends	—	—	—	—	—	—	—	(2,592)	—	(2,592)
Shares converted	292	(292)	—	29	(29)	—	—	—	—	—
Stock options exercised, net (1)	32	—	—	3	—	—	324	—	—	327
Balance, August 27, 2005	9,600	9,637	—	$ 960	$ 964	$ —	$ 13,462	$ 394,910	$ 2,046	$ 412,342
Net income	—	—	—	—	—	—	—	39,208	—	39,208
Minimum pension liability, net (1)	—	—	—	—	—	—	—	—	(94)	(94)
Foreign currency translation	—	—	—	—	—	—	—	—	2,690	2,690
Comprehensive income										41,804
Cash dividends	—	—	—	—	—	—	—	(2,637)	—	(2,637)
Shares converted	4,696	(4,696)	—	470	(470)	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	602	—	—	602
Stock options exercised, net (1)	11	—	—	1	—	—	433	—	—	433
Balance, August 26, 2006	14,307	4,941	—	$ 1,431	$ 494	$ —	$ 14,497	$ 431,481	$ 4,642	$ 452,545

(1) These amounts are shown net of the recorded income tax benefit.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
UniFirst Corporation and Subsidiaries

Year ended (In thousands)	August 26, 2006	August 27, 2005	August 28, 2004
Cash flows from operating activities:			
Net income	$ 39,208	$ 43,348	$ 33,578
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	39,021	37,858	38,539
Amortization of intangible assets	6,289	6,069	6,350
Amortization of deferred financing costs	694	695	2,052
Stock-based compensation	602	—	—
Accretion on asset retirement obligations	403	511	431
Interest rate swap income	—	(223)	(1,981)
Changes in assets and liabilities, net of acquisitions:			
Receivables	(6,977)	(8,425)	(1,984)
Inventories	(5,448)	1,583	3,518
Rental merchandise in service	(13,466)	(8,089)	9,750
Prepaid expenses	(180)	365	(615)
Accounts payable	5,913	2,966	(1,654)
Accrued liabilities	1,348	2,607	5,349
Accrued and deferred income taxes	(4,175)	(7,149)	12,725
Net cash provided by operating activities	63,232	72,116	106,058
Cash flows from investing activities:			
Acquisition of businesses, net of cash acquired	(41,807)	(16,380)	(179,972)
Proceeds from sale of business	—	—	4,614
Capital expenditures	(52,104)	(53,255)	(30,873)
Other	206	(803)	(2,218)
Net cash used in investing activities	(93,705)	(70,438)	(208,449)
Cash flows from financing activities:			
Proceeds from long-term obligations	50,063	9,179	351,716
Payments on long-term obligations	(16,199)	(11,349)	(245,196)
Payment of deferred financing costs	—	—	(4,540)
Proceeds from exercise of Common Stock options	154	437	372
Payment of cash dividends	(2,637)	(2,592)	(2,579)
Net cash provided by (used in) financing activities	31,381	(4,325)	99,773
Effect of exchange rate changes	2,690	2,915	1,001
Net increase (decrease) in cash and cash equivalents	3,598	268	(1,617)
Cash and cash equivalents at beginning of period	4,704	4,436	6,053
Cash and cash equivalents at end of period	$ 8,302	$ 4,704	$ 4,436
Supplemental disclosure of cash flow information:			
Interest paid	$ 10,146	$ 7,997	$ 13,841
Income taxes paid, net of refunds received	$ 30,415	$ 32,711	$ 8,571

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries

(Amounts in thousands, except per share and Common Stock options data)

1. Summary of Significant Accounting Policies

Business Description

UniFirst Corporation (the "Company") is one of the largest providers of workplace uniforms and protective clothing in the United States. The Company designs, manufactures, personalizes, rents, cleans, delivers, and sells a wide range of uniforms and protective clothing, including shirts, pants, jackets, coveralls, lab coats, smocks, aprons and specialized protective wear, such as flame resistant and high visibility garments. The Company also rents industrial wiping products, floor mats, facility service products and other non-garment items, and provides first aid cabinet services and other safety supplies, to a variety of manufacturers, retailers and service companies.

The Company serves businesses of all sizes in numerous industry categories. Typical customers include automobile service centers and dealers, delivery services, food and general merchandise retailers, food processors and service operations, light manufacturers, maintenance facilities, restaurants, service companies, soft and durable goods wholesalers, transportation companies, and others who require employee clothing for image, identification, protection or utility purposes. The Company also provides its customers with restroom supplies, including air fresheners, paper products and hand soaps.

At certain specialized facilities, the Company also decontaminates and cleans work clothes that may have been exposed to radioactive materials and services special clean room protective wear. Typical customers for these specialized services include government agencies, research and development laboratories, high technology companies and utilities operating nuclear reactors.

As discussed and described in Note 14 to the consolidated financial statements, the Company has five reporting segments, US and Canadian Rental and Cleaning, Manufacturing ("MFG"), Specialty Garments Rental and Cleaning ("Specialty Garments"), First Aid and Corporate. The operations of the US and Canadian Rental and Cleaning reporting segment are referred to by the Company as its 'industrial laundry operations' and the locations related to this reporting segment are referred to as 'industrial laundries'. The Company refers to its US and Canadian Rental and Cleaning, MFG, and Corporate segments combined as its 'core laundry operations'.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. Intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. These estimates are based on historical information, current trends, and information available from other sources. Actual results could differ from these estimates.

Fiscal Year

The Company's fiscal year ends on the last Saturday in August. For financial reporting purposes, fiscal 2006 had 52 weeks, as did fiscal 2005 and fiscal 2004.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and bank short-term investments with maturities of less than ninety days.

Financial Instruments

The Company's financial instruments, which may expose the Company to concentrations of credit risk, include cash and cash equivalents, receivables, accounts payable, notes payable and long-term obligations. Each of these financial instruments is recorded at cost, which approximates its fair value.

Revenue Recognition and Allowance for Doubtful Accounts

The Company recognizes revenue from rental operations in the period in which the services are provided. Direct sale revenue is recognized in the period in which the product is shipped. Management judgments and estimates are used in determining the collectability of accounts receivable and evaluating the adequacy of allowance for doubtful accounts. The Company considers specific accounts receivable and historical bad debt experience, customer credit worthiness, current economic trends and the age of outstanding balances as part of its evaluation. Changes in estimates are reflected in the period they become known. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Material changes in its estimates may result in significant differences in the amount and timing of bad debt expense recognition for any given period.

Inventories and Rental Merchandise in Service

Inventories are stated at the lower of cost or market value, net of any reserve for excess and obsolete inventory. Judgments and estimates are used in determining the likelihood that new goods on hand can be sold to customers or used in rental operations. Historical inventory usage and current revenue trends are considered in estimating both excess and obsolete inventories. If actual product demand and market conditions are less favorable than those projected by management, additional inventory write-downs may be required. The Company uses the first-in, first-out ("FIFO") method to value its inventories. Inventories primarily consist of finished goods.

During fiscal 2005, the Company changed its accounting policy for a portion of its inventories from last-in, first-out ("LIFO"), to the first-in, first-out ("FIFO") method of accounting. This change had no impact on the consolidated statements of income for any period presented. The Company believes that the FIFO method is preferable to LIFO because (i) all of the Company's primary competitors currently use the FIFO inventory method, therefore, the change will make the comparison of results among these companies more consistent (ii) the change is consistent with the increased emphasis on consistency between Generally Accepted Accounting Principals ("GAAP") in the United States and International Accounting Standards ("IAS") which provide that the FIFO or weighted average methods are acceptable and does not provide for the use of the LIFO method (iii) this change will result in all of the Company's inventories being valued consistently using the FIFO method of accounting and (iv) due to the current low inflation levels, the Company's inventory costs have remained fairly constant and are not expected to increase in the near future. Consistent with Accounting Principles Board ("APB") Opinion No. 20, *Accounting Changes*, the Company has retroactively restated its prior financial statements. The impact of this change increased inventories, accrued income taxes, and retained earnings approximately $1.5 million, $0.6 million, and $0.9 million, respectively, on the August 28, 2004 consolidated balance sheet and increased retained earnings approximately $0.9 million as of August 30, 2003 as presented on the consolidated statements of shareholders' equity.

Rental merchandise in service is being amortized on a straight-line basis over the estimated service lives of the merchandise, which range from 6 to 36 months. In establishing estimated lives for merchandise in service, management considers historical experience and the intended use of the merchandise. Material differences may result in the amount and timing of operating profit for any period if management makes significant changes to these estimates.

Property and Equipment

Property and equipment are recorded at cost. The Company provides for depreciation on the straight-line method based on the following estimated useful lives:

Buildings	30-40 years
Leasehold improvements	Shorter of useful life or term of lease
Machinery and equipment	3-10 years
Motor vehicles	3-5 years

Expenditures for maintenance and repairs are expensed as incurred. Expenditures for renewals and betterments are capitalized. The Company recorded as depreciation expense $39.0 million, $37.9 million and $38.5 million for the fiscal years ended August 26, 2006, August 27, 2005 and August 28, 2004 respectively.

In accordance with Statements of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, long-lived assets, including property and equipment, are evaluated for impairment whenever events or circumstances indicate an asset may be impaired. There have been no material impairments of property and equipment in fiscal 2006, 2005 or 2004.

Goodwill and Other Intangible Assets

In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill is not amortized. SFAS No. 142 requires that companies test goodwill for impairment on an annual basis. In addition, SFAS No. 142 also requires that companies test goodwill if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit to which goodwill is assigned below its carrying amount. The Company's evaluation considers changes in the operating environment, competitive information, market trends, operating performance and cash flow modeling. Management completes its annual impairment test in the fourth quarter of each fiscal year and there have been no impairments of goodwill or indefinite-lived intangible assets in fiscal 2006, 2005 or 2004. Future events could cause management to conclude that impairment indicators exist and that goodwill or other intangibles associated with previously acquired businesses are impaired. Any resulting impairment loss could have a material impact on the Company's financial condition and results of operations.

Definite-lived intangible assets are amortized over useful lives, which are based on management estimates of the period that the assets will generate revenue. Definite-lived intangible assets are also evaluated for impairment in accordance with SFAS No. 144. There have been no impairments of definite-lived intangible assets in fiscal 2006, 2005 or 2004.

All definite-lived intangible assets have a weighted average useful life of approximately 13.9 years. Customer contracts are amortized over their estimated useful lives, and have a weighted average useful life of approximately 14.6 years. Restrictive covenants are amortized over the terms of the respective non-competition agreements, and have a weighted average useful life of approximately 6.9 years. Other intangible assets, net, primarily include deferred financing costs and trademarks, and have weighted average useful lives of approximately 7.8 years.

Asset Retirement Obligations

The Company follows the provisions of SFAS No. 143, *Accounting for Asset Retirement Obligations*, which generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Under this accounting method, the Company recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

The Company has recognized as a liability the present value of the estimated future costs to decommission its nuclear laundry facilities in accordance with the provisions of SFAS No. 143. The Company depreciates, on a straight-line basis, the amount added to property and equipment and recognizes accretion expense in connection with the discounted liability over the various remaining lives which range from approximately four to twenty-five years.

The estimated liability has been based on historical experience in decommissioning nuclear laundry facilities, estimated useful lives of the underlying assets, external vendor estimates as to the cost to decommission these assets in the future, and federal and state regulatory requirements. The estimated current costs have been adjusted for the estimated impact of inflation at 3% per year. The liability has been discounted using credit-adjusted risk-free rates that range from approximately 3% to 7% over one to thirty years. Revisions to the liability could occur due to changes in the Company's estimated useful lives of the underlying assets, estimated dates of decommissioning, changes in decommissioning costs, changes in federal or state regulatory guidance on the decommissioning of such facilities, or other changes in estimates. Changes due to revised estimates will be recognized by adjusting the carrying amount of the liability and the related long-lived asset if the assets are still in service, or charged to expense in the period if the assets are no longer in service.

Insurance

The Company self-insures for certain obligations related to health, workers' compensation, vehicles and general liability programs. The Company also purchases stop-loss insurance policies to protect itself from catastrophic losses. Judgments and estimates are used in determining the potential value associated with reported claims and for events that have occurred, but have not been reported. The Company's estimates consider historical claims experience and other factors. The Company's liabilities are based on estimates, and, while the Company believes that its accruals are adequate, the ultimate liability may be significantly different from the amounts recorded. Changes in claim experience, the Company's ability to settle claims or other estimates and judgments used by management could have a material impact on the amount and timing of expense for any period.

Environmental and Other Contingencies

The Company is subject to legal proceedings and claims arising from the conduct of its business operations, including environmental matters, personal injury, customer contract matters and employment claims. Accounting principles generally accepted in the United States require that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. The Company regularly consults with attorneys and outside consultants to ensure that all of the relevant facts and circumstances are considered, before a contingent liability is recorded. The Company records accruals for environmental and other contingencies based on enacted laws, regulatory orders or decrees, the Company's estimates of costs, insurance proceeds, participation by other parties, the timing of payments, and the input of outside consultants and attorneys.

The estimated liability for environmental contingencies has been discounted using risk-free interest rates ranging from 4% to 5% over periods ranging from ten to thirty years. The estimated current costs, net of legal settlements with insurance carriers, have been adjusted for the estimated impact of inflation at 3% per year. Changes in enacted laws, regulatory orders or decrees, management's estimates of costs, insurance proceeds, participation by other parties, the timing of payments and the input of outside consultants and attorneys based on changing legal or factual circumstances could have a material impact on the amounts recorded for environmental and other contingent liabilities. Refer to Note 10 of these consolidated financial statements for additional discussion and analysis.

Pensions

The calculation of pension expense and the corresponding liability requires the use of a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions. Pension expense increases as the expected rate of return on pension plan assets decreases. Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in the Company's pension plans will impact its future pension expense and liabilities. We cannot predict with certainty what these factors will be in the future.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*. Deferred income taxes are provided for temporary differences between the amounts recognized for income tax and financial reporting purposes at currently enacted tax rates. The Company computes income tax expense by jurisdiction based on its operations in each jurisdiction.

The Company is periodically reviewed by domestic and foreign tax authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, the Company records estimated reserves for probable exposures.

Advertising Costs

Advertising costs are expensed as incurred and are classified as sales and administrative expenses. The Company incurred advertising costs of $1.9 million, $1.7 million and $1.5 million for the fiscal years ended August 26, 2006, August 27, 2005 and August 28, 2004 respectively.

Net Income Per Share

The Company computes net income per share under the provisions of SFAS 128, *Earnings per Share*, and Emerging Issues Task Force ("EITF") 03-6, *Participating Securities and Two — Class Method under FASB Statement No. 128, 'Earnings per Share'*. EITF Issue No. 03-6 requires that income per share for each class of common stock to be calculated assuming 100% of the Company's earnings are distributed as dividends to each class of common stock based on their respective dividend rights, even though the Company does not anticipate distributing 100% of its earnings as dividends. The Common Stock of the Company has a 25% dividend preference to the Class B Common Stock. The effective result is that the basic earnings per share for the Common Stock will be 25% greater than the basic earnings per share of the Class B Common Stock.

The Class B Common Stock may be converted at any time on a one-for-one basis into Common Stock at the option of the holder of the Class B Common Stock. Diluted earnings per share for the Company's Common Stock assumes the conversion of all the Company's Class B Common Stock into Common Stock and the exercise of outstanding stock options under the Company's stock based employee compensation plans.

The following table shows how net income is allocated using this method:

Year ended	August 26, 2006	August 27, 2005	August 28, 2004
Net income available to shareholders	$ 39,208	$ 43,348	$ 33,578
Allocation of net income for Basic:			
Common Stock	$ 22,832	$ 23,677	$ 17,796
Class B Common Stock	16,376	19,671	15,782
	$ 39,208	$ 43,348	$ 33,578

The diluted earnings per share calculation assumes the conversion of all the Company's Class B Common Stock into Common Stock, so no allocation of earnings to Class B Common Stock is required.

The following table illustrates the weighted average number of Common and Class B Common shares outstanding during the year and is utilized in the calculation of earnings per share:

Year ended	August 26, 2006	August 27, 2005	August 28, 2004
Weighted average number of Common shares -- basic	10,146	9,428	9,103
Add: effect of dilutive potential common shares -- employee Common Stock options	71	92	64
Add: assumed conversion of Class B Common shares into Common Stock	9,096	9,791	10,091
Weighted average number of Common shares -- diluted	19,313	19,311	19,258
Weighted average number of Class B Common shares -- basic	9,096	9,791	10,091

Stock options to purchase 69,400 shares of Common Stock were not included in the calculation of diluted earnings per share for the year ended August 26, 2006 because they were anti-dilutive. For the years ended August 27, 2005 and August 28, 2004, there were no shares of Common Stock excluded in the calculation of diluted earnings per share as they were not anti-dilutuve.

Stock Based Compensation

The Company has stock-based employee compensation plans which are described in Note 11 to these consolidated financial statements.

Prior to August 28, 2005, the Company accounted for employee stock-based compensation using the intrinsic value-based method as prescribed by APB No. 25, *Accounting for Stock Issued to Employees*. Accordingly, no compensation expense was recognized because the exercise price of the Company's stock options was equal to the market price of the underlying stock on the date of grant.

Effective August 28, 2005, the Company adopted SFAS No. 123(r), *Share-Based Payment*, under the modified prospective method as described in SFAS No. 123(r). Under this transition method, compensation expense recognized in the year ended August 26, 2006 includes compensation expense for all stock-based payments granted subsequent to the Company's adoption of SFAS 123(r) and for all stock-based payments granted prior to August 28, 2005, but which were not yet fully vested as of that date, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123. Accordingly, prior period financial statements have not been restated. The total amount of compensation expense recognized in the year ended August 26, 2006 was $0.6 million, which was recorded in the consolidated statement of operations in operating costs and selling and administrative expenses. The adoption of SFAS No. 123(r) had no effect on the Company's cash flows for the year ended August 26, 2006.

As a result of adopting SFAS No. 123(r) on August 28, 2005, the Company's income before income taxes and net income were lower for the year ended August 26, 2006 by $0.6 million and $0.4 million, respectively, than if it had continued to account for share-based compensation under APB No. 25. Basic earnings per share for Common Stock and Class B Common Stock and diluted earnings per share for Common Stock were all lower for the year ended August 26, 2006 by $0.02 than if the Company had continued to account for share-based compensation under APB No. 25.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair-value recognition provisions required by SFAS No. 123(r) for the years ended August 27, 2005 and August 28, 2004.

Year ended	August 27, 2005	August 28, 2004
Net income (as reported)	$ 43,348	$ 33,578
Less: pro forma compensation expense, net of tax	(308)	(246)
Pro forma net income	$ 43,040	$ 33,332
As Reported Per Share Amounts:		
Income per share per weighted average - Basic:		
Common Stock	$ 2.51	$ 1.95
Class B Common Stock	$ 2.01	$ 1.56
Income per share – Diluted		
Common Stock	$ 2.24	$ 1.74
Pro-Forma Per Share Amounts:		
Income per share per weighted average - Basic:		
Common Stock	$ 2.49	$ 1.94
Class B Common Stock	$ 1.99	$ 1.55
Income per share – Diluted		
Common Stock	$ 2.23	$ 1.73

As prescribed by SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used:

	2006	2005	2004
Risk-free interest rate	4.47%	4.13%	4.32%
Expected dividend yield	0.77%	0.76%	1.00%
Expected life in years	7.5	7.5	10
Expected volatility	38.5%	38.0%	30.0%

The weighted average fair values of options granted during fiscal years 2006, 2005 and 2004 were $15.81, $12.47 and $11.90 respectively.

Foreign Currency Translation

The functional currency of UniFirst's foreign operations is the local country's currency. Transaction gains and losses, including gains and losses on intercompany transactions, are included in selling and administrative expenses, in the accompanying consolidated statements of income. Assets and liabilities of operations outside the United States are translated into U.S. dollars using period-end exchange rates. Revenues and expenses are translated at the average exchange rates in effect during each month of the fiscal year. The effects of foreign currency translation adjustments are included in shareholders' equity as a component of accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets.

The Company reported in selling and administrative expenses, net, foreign currency transaction gains (losses) totaling $0.4 million, $(0.2) million, and $0.6 million, for the fiscal years ended August 26, 2006, August 27, 2005 and August 28, 2004 respectively.

Recent Accounting Pronouncements

On October 13, 2004, the FASB issued SFAS No. 123(r), *Share Based Payments,* which requires companies to measure compensation cost for all share-based payments, including employee stock options. SFAS No. 123(r) was effective as of the first fiscal period beginning after June 15, 2005. In March 2005, the SEC issued SAB No. 107 regarding the SEC's interpretation of SFAS No. 123(r) and the valuation of share-based payments for public companies. The Company adopted SFAS No. 123(r) on August 28, 2005, and the adoption did not have a material impact on the Company's financial statements. See "Stock Based Compensation" above for further discussion regarding stock based compensation.

On September 29, 2006, the Financial Accounting Standards Board issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of SFAS No. 87, 88, 106 and 132(r),* which requires the Company to; (1) recognize in its statement of financial position the over-funded or under-funded status of its defined benefit postretirement plan measured as the difference between the fair value of plan assets and the benefit obligation, (2) recognize as a component of other comprehensive income, net of tax, the actuarial gains and losses and the prior service costs and credits that arise during the period but pursuant to FAS 87 and 106 are not recognized as components of net periodic benefit cost, (3) measure defined benefit plan assets and defined benefit plan obligations as of the date of its statement of financial position, (4) disclose additional information in the notes to financial statements about certain effects on net periodic benefit cost in the upcoming fiscal year that arise from delayed recognition of the actuarial gains and losses and the prior service costs and credits. This standard is effective for fiscal years ending after December 15, 2006 and the Company does not expect adoption of this standard will have a material on its consolidated financial statements.

On July 13, 2006, the Financial Accounting Standards Board issued FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109*, which fundamentally changes the way that the Company will be required to treat its uncertain tax positions for financial accounting purposes. FIN No. 48 prescribes rules regarding how the Company should recognize, measure and disclose in its financial statements tax positions that were taken or will be taken on the Company's tax return that are reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in an increase in a liability for income taxes payable, or a reduction in a deferred tax asset or an increase in a deferred tax liability. This interpretation is effective for fiscal years beginning after December 15, 2006, and the Company is currently evaluating the impact it will have on its consolidated financial statements.

2. Acquisitions

On September 2, 2003, the Company completed its acquisition of 100% of Textilease Corporation ("Textilease") for $175.6 million in cash. Subsequent to the Closing Date but prior to the end of the purchase price allocation period, the Company sold a portion of the linen businesses acquired from Textilease for approximately $4.6 million in cash. The Company allocated the proceeds of these sales as a reduction in merchandise in service, an increase to deferred tax liabilities, and a net reduction in goodwill of $2.3 million. This sale of the linen businesses acquired did not result in any gain or loss recorded on the Company's consolidated statement of income.

From the Textilease acquisition and subsequent sale of a portion of the linen business a total of $114.7 million of goodwill was assigned to the Company's US Rental and Cleaning operating segment. This operating segment purchases, rents, cleans, delivers and sells, uniforms and protective clothing and non-garment items in the United States. Refer to Note 14 for further discussion of the Company's operating segments. None of the goodwill is expected to be deductible for income tax purposes. At the time of acquisition, management initiated a plan to integrate certain Textilease facilities into existing operations. Included in the purchase price allocation is an accrual for exit costs and employee termination benefits in accordance with EITF Issue No. 95-3 of approximately $6.5 million, which included approximately $3.1 million in severance-related costs for corporate and field employees and $3.4 million in facility closing and lease cancellation costs. As of August 26, 2006 and August 27, 2005, the remaining accrual balances of $0.1 million and $1.3 million, respectively, are included in accrued liabilities in the accompanying consolidated balance sheets.

Aggregate information relating to the acquisition of businesses which were accounted for as purchases is as follows:

Year ended	August 26, 2006	August 27, 2005	August 28, 2004
Number of businesses acquired	19	17	8
Tangible assets acquired	$ 4,607	$ 2,690	$ 56,079
Intangible assets and goodwill acquired	37,570	14,112	159,204
Liabilities assumed	(370)	(422)	(35,311)
Acquisition of businesses, net of cash acquired	$ 41,807	$ 16,380	$ 179,972

Tangible assets acquired primarily relate to cash, accounts receivable, inventory and property, plant and equipment. Liabilities assumed primarily relate to accounts payable, accrued liabilities, and deferred taxes payable.

The results of operations of these acquisitions have been included in the Company's consolidated financial results since their respective acquisition dates. None of the acquisitions within fiscal 2006 or 2005 were significant, individually or in the aggregate, in relation to the Company's consolidated financial results and, therefore, pro forma financial information has not been presented.

The following are the intangible assets and goodwill acquired for the years ended August 26, 2006 and August 27, 2005 and the respective periods over which the assets will be amortized on a straight-line basis:

Year ended		August 26, 2006		August 27, 2005	Life in Years
Goodwill	$	23,076	$	8,814	N/A
Customer contracts		11,902		3,844	10-15
Covenants not to compete		2,592		904	3-5
Other intangible assets		—		550	8
Total intangible assets and goodwill acquired	$	37,570	$	14,112	

The amount assigned to intangible assets acquired was based on their respective fair values determined as of the acquisition date. The excess of the purchase price over the tangible and intangible assets was recorded as goodwill, of which 99% was allocated to the US and Canadian Rental and Cleaning and 1% was allocated to the Specialty Garments segment for 2006. For 2005, 100% of the excess purchase price over the tangible and intangible assets acquired was allocated to the US and Canadian Rental and Cleaning segment. In accordance with SFAS No. 142, the goodwill is not being amortized and is tested for impairment as required at least annually.

3. Income Taxes

The provision for income taxes consists of the following:

Year ended		August 26, 2006		August 27, 2005		August 28, 2004
Current:						
Federal	$	22,268	$	23,121	$	14,928
Foreign		3,304		2,314		2,173
State		2,761		2,906		1,957
	$	28,333	$	28,341	$	19,058
Deferred:						
Federal	$	(2,585)	$	(2,012)	$	1,528
Foreign		(242)		(178)		259
State		(457)		(328)		175
	$	(3,284)	$	(2,518)	$	1,962
	$	25,049	$	25,823	$	21,020

The following table reconciles the provision for income taxes using the statutory federal income tax rate to the actual provision for income taxes:

		August 26, 2006		August 27, 2005		August 28, 2004
Income taxes at the statutory federal income tax rate	$	22,490	$	24,210	$	19,109
State income taxes		1,497		1,679		1,408
Adjustments to tax reserves		600		(500)		—
Permanent and other		462		434		503
	$	25,049	$	25,823	$	21,020

In the year ending August 26, 2006, the Company recorded a $0.6 million debit to income taxes related to tax exposure identified by the Company. In the year ending August 27, 2005, the Company recorded a $0.5 million credit to income taxes related to the reduction of tax-related reserves that were no longer required.

The tax effect of items giving rise to the Company's deferred tax (assets) liabilities is as follows:

Year ended		August 26, 2006		August 27, 2005		August 28, 2004
Rental merchandise in service	$	14,770	$	12,765	$	15,738
Tax in excess of book depreciation		27,231		30,206		29,612
Purchased intangible assets		15,217		14,694		13,866
Accruals and other		(27,266)		(24,209)		(19,926)
Net deferred tax liabilities	$	29,952	$	33,456	$	39,290

The Company has evaluated its deferred tax assets and believes that they will be fully recovered. As a result, the Company has not established a valuation allowance.

4. Long-Term Obligations

Long-term obligations outstanding on the accompanying consolidated balance sheets are as follows:

		August 26, 2006		August 27, 2005
Series A, fixed rate notes due June 2011 bearing interest at 5.27%	$	75,000	$	75,000
Series B, floating rate notes due June 2014 bearing interest at LIBOR plus 70 basis points (6.02%)		75,000		75,000
Series C, floating rate notes due June 2014 bearing interest at LIBOR plus 75 basis points (4.15%), paid September 14, 2005		—		15,000
Unsecured revolving credit agreement with a syndicate of banks, weighted-average interest rates of 6.46% and 5.43% at August 26, 2006 and August 27, 2005, respectively		59,000		8,950
Other		1,535		2,721
		210,535		176,671
Less-- current maturities		613		1,084
	$	209,922	$	175,587

Aggregate current maturities of long-term obligations for the five fiscal years subsequent to August 26, 2006 and thereafter are as follows:

Fiscal year ending August:		
2007	$	613
2008		59,422
2009		173
2010		120
2011		75,028
Thereafter		75,179
Total	$	210,535

On June 14, 2004, the Company issued $165.0 million of fixed and floating rate notes pursuant to a Note Purchase Agreement ("Note Agreement"). Under the Note Agreement, the Company issued $75.0 million of notes with a seven year term (June 2011) bearing interest at 5.27% ("Fixed Rate Notes"). The Company also issued $90.0 million of floating rate notes due in ten years (June 2014) ("Floating Rate Notes"). Of the Floating Rate Notes, $75.0 million bear interest at LIBOR plus 70 basis points and may be repaid at face value two years from the date of issuance. The remaining $15.0 million of Floating Rate Notes bore interest at LIBOR plus 75 basis points and were repaid in September 2005.

As of August 26, 2006, the Company has a $125.0 million unsecured revolving credit agreement ("Credit Agreement"), with a syndicate of banks, which matures September 2, 2007. Loans under the Credit Agreement bear interest at floating rates which vary based on the Company's funded debt ratio. Under the Credit Agreement, the Company may borrow funds at variable interest rates based on the Eurodollar rate or the bank's prime rate, as selected by the Company. Availability of credit requires compliance with financial and other covenants, including minimum tangible net worth, maximum funded debt ratio, and minimum debt coverage, as defined in the Credit Agreement. Compliance with these financial covenants is generally tested on a fiscal quarterly basis. Under the most restrictive of these provisions, the Company was required to maintain minimum consolidated tangible net worth of $158.0 million as of August 26, 2006. At August 26, 2006, the interest rates applicable to the Company's borrowings under the Credit Agreement ranged from LIBOR plus 100 basis points, or 6.32%, to the prime rate, or 8.25%. As of August 26, 2006, the Company had outstanding borrowings of approximately $59.0 million, letters of credit of $28.6 million, and $37.4 million available for borrowing.

As of August 26, 2006, the Company was in compliance with all covenants under the Note Agreement and the Credit Agreement.

In September 2006, the Company amended its Credit Agreement, and issued $100.0 million of floating rate notes pursuant to a Note Purchase Agreement. These two events are discussed in more detail in Note 15 to these consolidated financial statements.

5. Derivative Instruments and Hedging Activities

The Company accounts for its derivative instruments in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. In October 1999, the Company entered into an interest rate swap agreement to manage its exposure to movements in interest rates on its variable rate debt. This instrument did not meet the criteria to qualify as a cash flow hedge under SFAS No. 133. Accordingly, the Company reflected all changes in the fair value of the swap agreement in earnings in the period of change. The swap agreement, with a notional amount of $40.0 million, matured October 13, 2004. The Company paid a fixed rate of 6.38% and received a variable rate tied to the three month LIBOR rate. The Company recorded, in the interest rate swap income line item of its consolidated statements of income, income of $0.2 million and $2.0 million for the fiscal years ended August 27, 2005 and August 28, 2004, respectively, for the changes in the fair value of this interest rate swap. There was no effect on income for the fiscal year ended August 26, 2006 for the changes in the fair value of the interest rate swap, and as of August 26, 2006, there were no interest rate swap agreements outstanding.

6. Employee Benefit Plans

Defined Contribution Retirement Savings Plan

The Company has a defined contribution retirement savings plan with a 401(k) feature for all eligible employees not under collective bargaining agreements. The Company matches a portion of the employee's contribution and can make an additional contribution at its discretion. Contributions charged to expense under the plan for the year ended August 26,2006, August 27, 2005 and August 28, 2004 were $8.6 million, $7.9 million and $7.3 million, respectively.

Pension Plans and Supplemental Executive Retirement Plans

The Company accounts for its pension plans and Supplemental Executive Retirement Plan in accordance with SFAS No. 87, *Employer's Accounting for Pensions*. Under SFAS No. 87, pension expense is recognized on an accrual basis over employees' estimated service periods. Pension expense calculated under SFAS No. 87 is generally independent of funding decisions or requirements.

The Company maintains an unfunded Supplemental Executive Retirement Plan ("SERP") for certain eligible employees of the Company. The benefits are based on the employee's compensation upon retirement. The amount charged to expense related to this plan amounted to approximately $0.9 million, $0.5 million and $0.4 million in the fiscal years ended 2006, 2005 and 2004, respectively.

The Company maintains a non-contributory defined pension plan ("UniFirst Plan") covering union employees at one of its locations. The benefits are based on years of service and the employee's compensation. The plan assets primarily consist of fixed income and equity securities. The amount charged to expense related to this plan amounted to approximately $0.1 million for the fiscal year ended 2006 and $0.2 million for each of the fiscal years ended 2005 and 2004.

In connection with the acquisition of Textilease in fiscal 2004, the Company assumed liabilities related to a frozen pension plan covering many former Textilease employees ("Textilease Plan"). The pension benefits are based on years of service and the employee's compensation. The plan assets primarily consist of fixed income and equity securities. The amounts charged to expense related to this plan amounted to approximately $0.0 million, $0.1 million and $0.2 million in 2006, 2005 and 2004, respectively.

The Company's obligations and funded status related to its pension and SERP retirement plans as of August 26, 2006 were as follows:

	Textilease Plan	UniFirst Plan	SERP
Change in benefit obligation:			
Projected benefit obligation, beginning of year	$ 2,566	$ 2,608	$ 4,577
Increase in Unfunded Past Service Cost	—	—	3,914
Service cost	—	109	224
Interest cost	134	148	388
Actuarial (gain) loss	(133)	23	197
Benefits and Settlements paid	(251)	(9)	(205)
Projected benefit obligation, end of year	$ 2,316	$ 2,879	$ 9,095
Change in plan assets:			
Fair value of plan assets, beginning of year	$ 1,534	$ 2,447	$ —
Actual return on plan assets	52	(12)	—
Employer contributions	268	305	205
Benefits and Settlements paid	(251)	(9)	(205)
Fair value of plan assets, end of year	$ 1,603	$ 2,731	$ —
Funded status:	$ (714)	$ (148)	$ (9,095)
Unrecognized prior service cost	—	189	3,733
Unrecognized actuarial loss	126	409	1,366
Net amount recognized	$ (588)	$ 450	$ (3,996)

The amounts recorded on the consolidated balance sheet as of August 26, 2006 are as follows:

	Textilease Plan	UniFirst Plan	SERP
Prepaid expenses	$ —	$ 450	$ —
Other assets	—	189	2,611
Accrued liabilities	(714)	(598)	(6,607)
Accumulated other comprehensive income	126	409	—
Net amount recognized	$ (588)	$ 450	$ (3,996)

The components of net periodic benefit cost for the year ended August 26, 2006 were as follows:

	Textilease Plan	UniFirst Plan	SERP
Service cost	$ —	$ 109	$ 224
Interest cost	134	148	388
Expected return on assets	(123)	(130)	—
Amortization of prior service cost	—	17	208
Amortization of unrecognized loss	—	—	59
Other	9	—	—
Net periodic benefit cost	$ 20	$ 144	$ 879

The calculation of pension expense and the corresponding liability requires the use of a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions. Pension expense increases as the expected rate of return on pension plan assets decreases. Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in the Company's pension plans will impact its future pension expense and liabilities. The Company cannot predict with certainty what these factors will be in the future.

As of August 26, 2006, the accumulated benefit obligation for the Textilease Plan, UniFirst Plan, and SERP was $2.3 million, $2.9 million, and $6.6 million, respectively.

The assumptions used in calculating the Company's projected benefit obligation and net periodic service cost as of, and for the year ended, August 26, 2006, were as follows:

	Textilease Plan	UniFirst Plan	SERP
Discount rate	5.75%	5.75%	6.00%
Expected return on plan assets	5.00%	5.00%	N/A

7. Goodwill and Other Intangible Assets

Under SFAS No. 142, goodwill is no longer amortized, but reviewed annually, or more frequently if certain indicators arise, for impairment. There were no impairment losses related to goodwill or intangible assets during the years ended August 26, 2006, August 27, 2005 and August 28, 2004.

The changes in the carrying amount of goodwill are as follows:

Balance as of August 28, 2004	$	180,685
Goodwill acquired during the period		8,814
Change in purchase accounting estimates from acquisitions in prior years		(1,933)
Effect of foreign currency translation		213
Other		14
Balance as of August 27, 2005	$	187,793
Goodwill acquired during the period		23,076
Change in purchase accounting estimates from acquisitions in prior years		362
Effect of foreign currency translation		258
Balance as of August 26, 2006	$	211,489

As of August 26, 2006, the Company has allocated $207.4 million and $4.1 million to its US and Canadian Rental and Cleaning and Specialty Garments segments, respectively. The change in the purchase accounting estimates from acquisitions in prior years primarily relates to revisions of tax estimates.

Intangible assets, net in the Company's accompanying consolidated balance sheets are as follows:

		Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount
August 26, 2006						
Customer contracts	$	105,658	$	48,332	$	57,326
Restrictive covenants		20,395		16,325		4,070
Other intangible assets		6,078		3,452		2,626
	$	132,131	$	68,109	$	64,022
August 27, 2005						
Customer contracts	$	93,625	$	43,053	$	50,572
Restrictive covenants		17,688		15,375		2,313
Other intangible assets		6,069		2,473		3,596
	$	117,382	$	60,901	$	56,481

Estimated amortization expense for the five fiscal years subsequent to August 26, 2006 and thereafter, based on intangible assets, net as of August 26, 2006 is as follows:

2007	$	6,966
2008		6,201
2009		6,034
2010		5,772
2011		5,256
Thereafter		33,793
	$	64,022

8. Accrued Liabilities

Accrued liabilities in the accompanying consolidated balance sheets consists of the following:

	August 26, 2006	August 27, 2005
Payroll related	$ 28,963	$ 25,877
Insurance related	21,602	22,178
Environmental related	10,858	9,326
Asset retirement obligations	6,998	6,918
Other	12,159	11,842
	$ 80,580	$ 76,141

9. Asset Retirement Obligations

The Company accounts for its asset retirement obligations under the provisions of SFAS No. 143, which generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Accordingly, the Company recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company continues to depreciate, on a straight-line basis, the amount added to property and equipment and recognizes accretion expense in connection with the discounted liability over the various remaining lives which range from approximately one to thirty years.

The Company recognized as a liability the present value of the estimated future costs to decommission its nuclear laundry facilities in accordance with the provisions of SFAS No. 143. The estimated liability is based on historical experience in decommissioning nuclear laundry facilities, estimated useful lives of the underlying assets, external vendor estimates as to the cost to decommission these assets in the future, and federal and state regulatory requirements. The estimated current costs have been adjusted for the estimated impact of inflation at 3% per year. The liability has been discounted using credit-adjusted risk-free rates that range from approximately 3% to 7% over one to thirty years. Revisions to the liability could occur due to changes in the Company's estimated useful lives of the underlying assets, estimated dates of decommissioning, changes in decommissioning costs, changes in federal or state regulatory guidance on the decommissioning of such facilities, or other changes in estimates. Changes due to revised estimates will be recognized by adjusting the carrying amount of the liability and the related long-lived asset if the assets are still in service, or charged to expense in the period if the assets are no longer in service.

A reconciliation of the Company's liability is as follows:

	August 26, 2006	August 27, 2005
Beginning balance	$ 6,918	$ 7,446
Accretion expense	403	511
Change in estimate of liability	771	164
Asset retirement costs incurred	(1,094)	(1,203)
Ending balance	$ 6,998	$ 6,918

As of August 26, 2006, the $7.0 million asset retirement obligation is included in accrued liabilities in the accompanying consolidated balance sheet.

10. Commitments and Contingencies

Lease Commitments

The Company leases certain buildings and equipment from independent parties. Total rent expense on all leases was $6.0 million, $6.1 million and $6.6 million in fiscal 2006, 2005 and 2004, respectively. Annual minimum lease commitments for the five years subsequent to August 26, 2006 and thereafter are as follows:

2007	$ 3,789
2008	2,995
2009	1,824
2010	1,161
2011	692
Thereafter	106
	$ 10,567

Environmental and Legal Contingencies

The Company and its operations are subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries use and must dispose of detergent waste water and other residues. The Company is attentive to the environmental concerns surrounding the disposal of these materials and has, through the years, taken measures to avoid their improper disposal. In the past, the Company has settled, or contributed to the settlement of, actions or claims brought against the Company relating to the disposal of hazardous materials and there can be no assurance that the Company will not have to expend material amounts to remediate the consequences of any such disposal in the future.

Accounting principles generally accepted in the United States require that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. The Company regularly consults with attorneys and outside consultants to ensure that all of the relevant facts and circumstances are considered, before a contingent liability is recorded. Changes in enacted laws, regulatory orders or decrees, management's estimates of costs, insurance proceeds, participation by other parties, the timing of payments and the input of outside consultants and attorneys based on changing legal or factual circumstances could have a material impact on the amounts recorded for environmental and other contingent liabilities.

Under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on, or in, or emanating from, such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of, or was responsible for the presence of such hazardous or toxic substances. There can be no assurances that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon the Company under such laws or expose the Company to third-party actions such as tort suits. The Company continues to address environmental conditions under terms of consent orders negotiated with the applicable environmental authorities or otherwise with respect to sites located in or related to Woburn, Massachusetts, Somerville, Massachusetts, Springfield, Massachusetts, Uvalde, Texas, Stockton, California, three sites related to former operations in Williamstown, Vermont, as well as number of additional locations that it acquired as part of its acquisition of Textilease Corporation in September 2003.

The Company has accrued certain costs related to the sites described above as it has been determined that the costs are probable and can be reasonably estimated. The Company also has potential exposure related to an additional parcel of land (the "Central Area") related to the Woburn, Massachusetts site discussed above. Currently, the consent order for the Woburn, Massachusetts site discussed above does not define or require any remediation work in the Central Area. The Company has not accrued for this contingency as the Company believes, at this time, the liability is not probable and the amount of such contingent liability cannot be reasonably estimated.

The Company routinely reviews and evaluates sites that may require remediation and monitoring and determines its estimated costs based on various estimates and assumptions. These estimates are developed using its internal sources or by third party environmental engineers or other service providers. Internally developed estimates are based on:

- Management's judgment and experience in remediation and monitoring the Company's sites;
- Information available from regulatory agencies as to costs of remediation and monitoring;
- The number, financial resources and relative degree of responsibility of other potentially responsible parties (PRPs) who may be liable for remediation and monitoring of a specific site; and
- The typical allocation of costs among PRPs.

There is usually a range of reasonable estimates of the costs associated with each site. The Company uses the amount within the range that constitutes its best estimate. Where it believes that both the amount of a particular liability and the timing of the payments are reliably determinable, the Company adjusts the cost in current dollars using a rate of 3% for inflation until the time of expected payment and discount the cost to present value using risk-free rates of interest ranging from 4% to 5%.

For environmental liabilities that have been discounted, the Company includes interest accretion, based on the effective interest method, in operating costs on the consolidated statements of income. The changes to the Company's environmental liabilities for the years ended August 26, 2006 and August 27, 2005 are as follows:

Year ended		**August 26, 2006**		**August 27, 2005**
Beginning balance	$	9,326	$	8,669
Costs incurred for which reserves have been provided		(1,031)		(760)
Insurance proceeds received		211		161
Interest accretion		466		465
Revisions in estimates		1,886		791
Balance as of August 26, 2006	$	10,858	$	9,326

In the fourth quarter of fiscal 2006, the Company made an adjustment to increase its environmental related accrual by approximately $1.8 million due to preliminary results of its ongoing site investigation at one of its environmental exposure sites.

Anticipated payments and insurance proceeds of currently identified environmental remediation liabilities as of August 26, 2006, for the next five years and thereafter as measured in current dollars, are reflected below.

(In Thousands)		**2007**		**2008**		**2009**		**2010**		**2011**		**Thereafter**		**Total**
Estimated costs – current dollars	$	2,852	$	2,389	$	1,479	$	939	$	909	$	9,440	$	18,008
Estimated insurance proceeds		(266)		(266)		(266)		(274)		(266)		(3,873)		(5,211)
Net anticipated costs	$	2,586	$	2,123	$	1,213	$	665	$	643	$	5,567	$	12,797
Effect of Inflation														3,025
Effect of Discounting														(4,964)
Balance as of August 26, 2006													$	10,858

Estimated insurance proceeds are primarily received from an annuity received as part of a legal settlement with an insurance company. Annual proceeds of approximately $0.3 million are deposited into an escrow account which funds remediation and monitoring costs for three sites related to former operations in Williamstown, Vermont. Annual proceeds received but not expended in the current year accumulate in this account and may be used in future years for costs related to this site through the year 2027. As of August 26, 2006, the balance in this escrow account, which is held in a trust and is not recorded on the Company's consolidated balance sheet, was approximately $1.9 million. Also included in estimated insurance proceeds are amounts the Company is entitled to receive pursuant to legal settlements as reimbursements from three insurance companies for estimated costs at the site in Uvalde, Texas.

The Company's nuclear garment decontamination facilities are licensed by the Nuclear Regulatory Commission ("NRC"), or, in certain cases, by the applicable state agency, and are subject to regulation by federal, state and local authorities. There can be no assurance that such regulation will not lead to material disruptions in the Company's garment decontamination business.

From time to time, the Company is also subject to legal proceedings and claims arising from the conduct of its business operations, including litigation related to charges for certain ancillary services on invoices, personal injury claims, customer contract matters, employment claims and environmental matters as described above.

While it is impossible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits and environmental contingencies, the Company believes that the aggregate amount of such liabilities, if any, in excess of amounts accrued or covered by insurance, will not have a material adverse effect on the consolidated financial position or results of operation of the Company. It is possible, however, that future financial position or results of operations for any particular future period could be materially affected by changes in the Company's assumptions or strategies related to these contingencies or changes out of the Company's control.

Other Contingent Liabilities

As security for certain agreements with the NRC and various state agencies related to the nuclear operations (see Note 9) and certain insurance programs, the Company had standby irrevocable bank commercial letters of credit of $28.6 million and $24.6 million outstanding as of August 26, 2006 and August 27, 2005 respectively.

11. Common Stock Options

The Company adopted an incentive stock option plan (the "Plan") in November 1996 and reserved 150,000 shares of Common Stock for issue under the Plan. In January 2002, the Company increased the number of shares of Common Stock reserved for issuance under the Plan to 450,000. Options granted under the Plan, through August 26, 2006, are at a price equal to the fair market value of the Company's Common Stock on the date of grant. Options granted prior to fiscal 2003 are subject to a proportional four-year vesting schedule and expire eight years from the grant date. Options granted beginning in fiscal 2003 and thereafter are subject to a five-year cliff-vesting schedule under which options become vested or exercisable after five years from date of grant and expire ten years after the grant date. Compensation expense for all option grants, whether proportional four-year vesting or five-year cliff-vesting, is recognized ratably over the related vesting period starting in fiscal 2006. Certain options were granted during fiscal 2006, 2005 and 2004 to outside directors of the Company, which were fully vested upon grant and expire ten years after the grant date. Compensation expense related to the 2006 grants was recognized on the date of grant.

The following table summarizes the Common Stock option activity for the fiscal years ended August 26, 2006, August 27, 2005 and August 28, 2004:

	Number of Shares	Weighted Average Exercise Price
Outstanding, August 30, 2003	187,700	$ 16.10
Granted	61,800	24.45
Exercised	(26,175)	14.25
Forfeited	(6,500)	16.24
Outstanding, August 28, 2004	216,825	$ 18.70
Granted	67,600	27.98
Exercised	(32,325)	13.52
Forfeited	(13,725)	22.43
Outstanding, August 27, 2005	238,375	$ 21.82
Granted	71,400	34.69
Exercised	(9,700)	15.99
Forfeited	(15,125)	24.78
Outstanding, August 26, 2006	284,950	$ 25.08
Exercisable, August 28, 2004	73,569	$ 14.41
Exercisable, August 27, 2005	66,500	$ 15.89
Exercisable, August 26, 2006	69,950	$ 17.66

The following table summarizes information relating to currently outstanding and exercisable stock options as of August 26, 2006:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Number Outstanding	Average Remaining Option Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 10.06 - 15.13	31,575	1.61	$ 12.56	31,575	$ 12.56
17.55 - 20.13	70,175	5.14	19.17	25,375	17.55
24.35 - 27.98	113,800	7.72	26.35	7,000	27.83
33.13 – 34.83	69,400	9.19	34.68	6,000	33.13
$ 10.06 – 34.83	284,950	6.77	$ 25.08	69,950	$ 17.66

The following table summarizes the status of the Company's nonvested shares at August 26, 2006:

	Nonvested Options	
	Number of Shares	Weighted Average Exercise Price
Nonvested at August 27, 2005	171,875	$ 24.11
Granted	65,400	34.83
Vested	(8,525)	18.10
Forfeited	(13,750)	25.86
Nonvested at August 26, 2006	215,000	$ 27.50

12. Shareholders' Equity

The Company has two classes of common stock: Common Stock and Class B Common Stock. Each share of Common Stock is entitled to one vote, is freely transferable, and is entitled to a cash dividend equal to 125% of any cash dividend paid on each share of Class B Common Stock. Each share of Class B Common Stock is entitled to ten votes and can be converted to Common Stock on a share-for-share basis. However, until converted to Common Stock, Class B Common shares are not freely transferable.

On July 25, 2006, certain members of the Croatti family converted 4,474,219 million shares of their Class B Common Stock to Common Stock and sold those shares and an additional 125,781 shares of Common Stock in a follow-on offering. The Company did not sell any shares in the offering and did not receive any proceeds from the sale of the shares. For the year ended August 26, 2006, a total of 4,696,261 shares of Class B Common Stock were converted to Common Stock.

Effective July 1, 2004, companies organized in Massachusetts became subject to the Massachusetts Business Corporation Act, Chapter 156D. Chapter 156D provides that shares that are reacquired by a company become authorized but unissued shares. As a result, Chapter 156D eliminates the concept of "treasury shares". Accordingly, at August 28, 2004, the Company redesignated 1.595 million shares of the Company's existing treasury shares, at an aggregate cost of $26.0 million, as authorized but unissued and allocated this amount to the Common Stock's par value and retained earnings.

13. Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are as follows:

	Foreign Currency Translation	Pension	Total Accumulated Other Comprehensive Income (Loss)
Balance, August 30, 2003	$ (1,429)	$ —	$ (1,429)
Change during the year	1,001	(78)	923
Balance, August 28, 2004	(428)	(78)	(506)
Change during the year	2,915	(363)	2,552
Balance, August 27, 2005	2,487	(441)	2,046
Change during the year	2,690	(94)	2,596
Balance, August 26, 2006	$ 5,177	$ (535)	$ 4,642

14. Segment Reporting

SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information of those segments to be presented in interim financial reports issued to stockholders. Operating segments are identified as components of an enterprise for which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company's chief operating decision maker, as defined under SFAS No. 131, is the Company's chief executive officer. The Company has six operating segments based on the information reviewed by its chief executive officer; US Rental and Cleaning, Canadian Rental and Cleaning, Manufacturing (MFG), Corporate, Specialty Garments Rental and Cleaning (Specialty Garments) and First Aid. The US Rental and Cleaning and Canadian Rental and Cleaning operating segments have been combined to form the US and Canadian Rental and Cleaning reporting segment, and as a result, the Company has five reporting segments.

The US and Canadian Rental and Cleaning reporting segment purchases, rents, cleans, delivers and sells, uniforms and protective clothing and non-garment items in the United States and Canada. The laundry locations of the US and Canadian Rental and Cleaning reporting segment are referred to by the Company as "industrial laundries" or "industrial laundry locations."

The MFG operating segment designs and manufactures uniforms and non-garment items solely for the purpose of providing these goods to the US and Canadian Rental and Cleaning reporting segment. MFG revenues are generated when goods are shipped from the Company's manufacturing facilities to other Company locations. These revenues are recorded at a transfer price which is typically in excess of the actual manufacturing cost. The transfer price is determined by management and may not necessarily represent the fair value of the products manufactured. Products are carried in inventory and subsequently placed in service and amortized at this transfer price. On a consolidated basis, intercompany revenues and income are eliminated and the carrying value of inventories and rental merchandise in service is reduced to the manufacturing cost. Income before income taxes from MFG net of the intercompany MFG elimination offsets the merchandise amortization costs incurred by the US and Canadian Rental and Cleaning reporting segment as the merchandise costs of this reporting segment are amortized and recognized based on inventories purchased from MFG at the transfer price which is above the Company's manufacturing cost.

The Corporate operating segment consists of costs associated with the Company's distribution center, sales and marketing, information systems, engineering, materials management, manufacturing planning, finance, budgeting, human resources, other general and administrative costs and interest expense. The revenues generated from the Corporate operating segment represent certain direct sales made by the Company directly from its distribution center. The products sold by this operating segment are the same products rented and sold by the US and Canadian Rental and Cleaning reporting segment. In the table below, no assets or capital expenditures are presented for the Corporate operating segment as no assets are allocated to this operating segment in the information reviewed by the chief executive officer. However, depreciation and amortization expense related to certain assets are reflected in income from operations and income before income taxes for the Corporate operating segment. The assets that give rise to this depreciation and amortization are included in the total assets of the US and Canadian Rental and Cleaning reporting segment as this is how they are tracked and reviewed by the Company. The majority of expenses accounted for within the Corporate segment relate to costs of the US and Canadian Rental and Cleaning segment, with the remainder of the costs relating to the Specialty Garment and First Aid segments.

The Specialty Garments operating segment purchases, rents, cleans, delivers and sells, specialty garments and non-garment items primarily for nuclear and clean room applications. The First Aid operating segment sells first aid cabinet services and other safety supplies.

The Company refers to the US and Canadian Rental and Cleaning, MFG, and Corporate reporting segments combined as its "core laundry operations," which is included as a subtotal in the following tables.

As of and for the year ended August 26, 2006	US and Canadian Rental and Cleaning	MFG	Net Interco MFG Elim	Corporate	Subtotal Core Laundry Operations	Specialty Garments	First-Aid	Total
Revenues	$ 733,294	$ 65,500	$ (65,500)	$ 5,861	$ 739,155	$ 51,553	$ 30,264	$ 820,972
Income (loss) from operations	$ 103,270	$ 24,468	$ (637)	$ (56,020)	$ 71,081	$ 358	$ 2,362	$ 73,801
Interest (income) expense, net	$ (1,589)	$ (19)	$ —	$ 11,150	$ 9,542	$ 2	$ —	$ 9,544
Income (loss) before taxes	$ 104,859	$ 24,487	$ (637)	$ (67,170)	$ 61,539	$ 356	$ 2,362	$ 64,257
Depreciation and Amortization	$ 29,067	$ 1,467	$ —	$ 10,619	$ 41,153	$ 2,959	$ 1,198	$ 45,310
Capital Expenditures	$ 45,506	$ —	$ —	$ —	$ 45,506	$ 5,671	$ 927	$ 52,104
Total Assets	$ 749,884	$ 6,715	$ —	$ —	$ 756,599	$ 51,654	$ 21,449	$ 829,702

As of and for the year ended August 27, 2005	US and Canadian Rental and Cleaning	MFG	Net Interco MFG Elim	Corporate	Subtotal Core Laundry Operations	Specialty Garments	First-Aid	Total
Revenues	$ 668,313	$ 57,634	$ (57,634)	$ 6,075	$ 674,388	$ 61,697	$ 27,757	$ 763,842
Income (loss) from operations	$ 99,508	$ 21,390	$ 206	$ (52,927)	$ 68,177	$ 6,907	$ 928	$ 76,012
Interest (income) expense, net	$ (1,362)	$ (12)	$ —	$ 8,140	$ 6,766	$ 82	$ (7)	$ 6,841
Income (loss) before taxes	$ 100,870	$ 21,402	$ 206	$ (61,067)	$ 61,411	$ 6,825	$ 935	$ 69,171
Depreciation and Amortization	$ 27,284	$ 1,425	$ —	$ 10,929	$ 39,638	$ 2,982	$ 1,307	$ 43,927
Capital Expenditures	$ 45,883	$ 447	$ —	$ —	$ 46,330	$ 1,406	$ 5,519	$ 53,255
Total Assets	$ 673,126	$ 6,612	$ —	$ —	$ 679,738	$ 48,765	$ 19,802	$ 748,305

As of and for the year ended August 28, 2004	US and Canadian Rental and Cleaning	MFG	Net Interco MFG Elim	Corporate	Subtotal Core Laundry Operations	Specialty Garments	First-Aid	Total
Revenues	$ 629,309	$ 53,694	$ (53,694)	$ 4,781	$ 634,090	$ 58,598	$ 26,668	$ 719,356
Income (loss) from operations	$ 88,729	$ 20,299	$ (5,277)	$ (48,582)	$ 55,169	$ 7,113	$ 1,722	$ 64,004
Interest (income) expense, net	$ (1,221)	$ 3	$ —	$ 10,445	$ 9,227	$ 171	$ 8	$ 9,406
Income (loss) before taxes	$ 89,950	$ 20,296	$ (5,277)	$ (59,027)	$ 45,942	$ 6,942	$ 1,714	$ 54,598
Depreciation and Amortization	$ 26,577	$ 1,481	$ —	$ 12,515	$ 40,573	$ 3,385	$ 931	$ 44,889
Capital Expenditures	$ 24,931	$ —	$ —	$ —	$ 24,931	$ 3,356	$ 2,586	$ 30,873
Total Assets	$ 637,997	$ 5,931	$ —	$ —	$ 643,928	$ 44,468	$ 13,970	$ 702,366

The Company's long-lived assets as of August 26, 2006 and August 27, 2005 and revenues for the years ended August 26, 2006, August 27, 2005 and August 28, 2004 were attributed to the following countries (in thousands):

Long-lived assets as of:	**August 26, 2006**	**August 27, 2005**
United States	$ 564,493	$ 522,530
Europe, Canada, and Mexico (1)	36,296	31,270
Total	$ 600,789	$ 553,800

Revenues for the year ended:	**August 26, 2006**	**August 27, 2005**	**August 28, 2004**
United States	$ 751,985	$ 709,153	$ 673,006
Europe, Canada, and Mexico (1)	68,987	54,689	46,350
	$ 820,972	$ 763,842	$ 719,356

Income before income taxes for the year ended:	**August 26, 2006**	**August 27, 2005**	**August 28, 2004**
United States	$ 54,572	$ 62,365	$ 49,518
Europe, Canada, and Mexico (1)	9,685	6,806	5,080
	$ 64,257	$ 69,171	$ 54,598

(1) No country accounts for greater than 10% of total long-lived assets or revenues.

15. Subsequent Events

On September 13, 2006, the Company amended its Credit Agreement. This new agreement ("Amended Credit Agreement") matures on September 13, 2011 and allows for maximum outstanding borrowings of $225.0 million. Under the Amended Credit Agreement, the Company continues to be able to borrow funds at variable interest rates based on the Eurodollar rate or the bank's prime rate, as selected by the Company. Availability of credit requires compliance with certain amended financial and other covenants, including a maximum funded debt ratio and minimum interest coverage as defined in the Amended Credit Agreement.

On September 14, 2006, the Company issued $100.0 million of floating rates notes ("2006 Floating Rate Notes") pursuant to a Note Purchase Agreement ("2006 Note Agreement"). The 2006 Floating Rate Notes mature on September 14, 2013, bear interest at LIBOR plus 50 basis points and may be repaid at face value two years from the date of issuance. The proceeds from the issuance of the 2006 Floating Rate Notes were used to first repay the $75.0 million of outstanding Floating Rate Notes and then to pay down outstanding amounts under the Amended Credit Agreement.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
UniFirst Corporation

We have audited the accompanying consolidated balance sheets of UniFirst Corporation and subsidiaries (the "Company") as of August 26, 2006 and August 27, 2005 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended August 26, 2006. Our audits also included the financial statement schedule listed in the Index at Item 15 (a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of UniFirst Corporation and subsidiaries at August 26, 2006 and August 27, 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 26, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share Based Payments", and changed its method of accounting for stock-based compensation effective August 28, 2005.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of UniFirst Corporation's internal control over financial reporting as of August 26, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 8, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Boston, Massachusetts

November 8, 2006

Quarterly Financial Data (Unaudited)

The following is a summary of the results of operations for each of the quarters within the years ended August 26, 2006 and August 27, 2005. This summary should be read in conjunction with these consolidated financial statements and notes to consolidated financial statements.

Our fiscal year ends on the last Saturday in August. For financial reporting purposes, fiscal 2006 and fiscal 2005 had 52 weeks. Each of the quarters presented below includes 13 weeks.

(In thousands, except per share data) For the year ended August 26, 2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 199,325	$ 202,168	$ 211,938	$ 207,541
Income before income taxes	18,521	10,775	17,753	17,208
Provision for income taxes	7,131	4,448	6,835	6,635
Net income	$ 11,390	$ 6,327	$ 10,918	$ 10,573
Net income per Common share -- basic	$ 0.66	$ 0.36	$ 0.63	$ 0.60
Net income per Class B Common share -- basic	$ 0.53	$ 0.29	$ 0.50	$ 0.48
Net income per Common share -- diluted	$ 0.59	$ 0.33	$ 0.57	$ 0.55
Weighted average number of shares outstanding -- basic				
Common Stock	9,619	9,747	9,814	11,406
Class B Common Stock	9,620	9,494	9,429	7,842
	19,239	19,241	19,243	19,248
Weighted average number of Common Stock shares outstanding -- diluted	19,328	19,316	19,311	19,313

(In thousands, except per share data) For the year ended August 27, 2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 188,434	$ 190,684	$ 195,957	$ 188,767
Income before income taxes	21,538	16,232	19,037	12,364
Provision for income taxes	8,184	6,169	7,235	4,235
Net income	$ 13,354	$ 10,063	$ 11,802	$ 8,129
Net income per Common share -- basic	$ 0.78	$ 0.58	$ 0.68	$ 0.47
Net income per Class B Common share -- basic	$ 0.62	$ 0.47	$ 0.55	$ 0.38
Net income per Common share -- diluted	$ 0.69	$ 0.52	$ 0.61	$ 0.42
Weighted average number of shares outstanding -- basic				
Common Stock	9,281	9,456	9,467	9,509
Class B Common Stock	9,926	9,759	9,758	9,723
	19,207	19,215	19,225	19,232
Weighted average number of Common Stock shares outstanding -- diluted	19,277	19,315	19,336	19,345

In the fourth quarter of fiscal 2006, we decreased our insurance reserves by $3.1 million, resulting from our annual third-party actuarial review of our insurance reserve requirements. In addition, we increased our environmental related accrual by $1.8 million due to the preliminary results of our ongoing site investigation at one of our environmental exposure sites. These adjustments combined to increase our 2006 fourth quarter income from operations and net income by approximately $1.3 million and $0.8 million, respectively.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. As required by Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based upon their evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that material information relating to the Company required to be disclosed by the Company in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. In designing and evaluating the disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in designing and evaluating the controls and procedures. We continue to review our disclosure controls and procedures, and our internal control over financial reporting, and may from time to time make changes aimed at enhancing their effectiveness and to ensure that our systems evolve with our business.

Changes in Internal Control over Financial Reporting. There were no changes in our internal control over financial reporting during the year ended August 26, 2006 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Management's Responsibility for Financial Statements

Our management is responsible for the preparation, integrity and objectivity of our consolidated financial statements and other financial information contained in our Annual Report to Shareholders. Those consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States. In preparing those consolidated financial statements, Management was required to make certain estimates and judgments, which are based upon currently available information and Management's view of current conditions and circumstances.

The Audit Committee of our Board of Directors, which consists solely of independent directors, oversees our process of reporting financial information and the audit of our consolidated financial statements. The Audit Committee stays informed of our financial condition and regularly reviews Management's financial policies and procedures, the independence of our independent auditors, our internal control and the objectivity of our financial reporting. Our independent registered public accounting firm has free access to the Audit Committee and meets with the Audit Committee periodically, both with and without Management present.

We have retained Ernst & Young LLP, an independent registered public accounting firm, to audit our consolidated financial statements found in this Annual Report on Form 10-K for the year ended August 26, 2006. We have made available to Ernst & Young LLP all of our financial records and related data in connection with their audit of our consolidated financial statements.

We have filed with the Securities and Exchange Commission the required certifications related to our consolidated financial statements as of and for the year ended August 26, 2006. These certifications are attached as exhibits to this Annual Report on Form 10-K for the year ended August 26, 2006. Additionally, we have also provided to the New York Stock Exchange the required annual certification of our Chief Executive Officer regarding our compliance with the New York Stock Exchange's corporate governance listing standards.

Management's Report on Internal Control Over Financial Reporting.

Management has responsibility for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of our internal control over financial reporting as of August 26, 2006. In making its assessment, Management has utilized the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in *Internal Control—Integrated Framework.* Management concluded that based on its assessment, our internal control over financial reporting was effective as of August 26, 2006. Management's assessment of the effectiveness of our internal control over financial reporting as of August 26, 2006 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report dated November 8, 2006, which appears in this Annual Report on Form 10-K for the year ended August 26, 2006.

Report of Independent Registered Public Accounting Firm
on Internal Control Over Financial Reporting

The Board of Directors and Shareholders,
UniFirst Corporation

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting included in Item 9A, that UniFirst Corporation maintained effective internal control over financial reporting as of August 26, 2006, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). UniFirst Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that UniFirst Corporation maintained effective internal control over financial reporting as of August 26, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, UniFirst Corporation maintained, in all material respects, effective internal control over financial reporting as of August 26, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of UniFirst Corporation and subsidiaries as of August 26, 2006 and August 27, 2005 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended August 26, 2006 of UniFirst Corporation and our report dated November 8, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Boston, Massachusetts

November 8, 2006

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

We have adopted a Statement of Corporate Policy and Code of Business Conduct and Ethics, which applies to our directors and all of our employees, including our principal executive officer, principal financial officer, principal accounting officer and controller. A copy is available, free of charge, by contacting our Investor Relations group at (978) 658-8888 or at UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887. Our Statement of Corporate Policy and Code of Business Conduct and Ethics is available on our website at www.unifirst.com. Information contained on our website is not part of this Annual Report on Form 10-K or the documents incorporated by reference into this Annual Report on Form 10-K.

Information regarding our directors and executive officers is incorporated by reference to the information provided under the caption "Election of Directors" in our Proxy Statement for our 2007 Annual Meeting of Shareholders.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated by reference to the information provided under the caption "Summary Compensation Table," "Option Grants with Respect to Fiscal Year 2006," "Option Exercises and Year-End Holdings," "Supplemental Executive Retirement Plan" and "Stock Performance Graph" in our Proxy Statement for our 2007 Annual Meeting of Shareholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated by reference to the information provided under the captions "Election of Directors," and "Security Ownership of Management and Principal Shareholders", in our Proxy Statement for our 2007 Annual Meeting of Shareholders and "Equity Compensation Plan Information" in Item 5 of this Annual Report on Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Incorporated by reference to the information provided under the caption "Certain Relationships and Related Transactions" in our Proxy Statement for our 2007 Annual Meeting of Shareholders.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Incorporated by reference to the information provided under the caption "Independent Auditors" in our Proxy Statement for our 2007 Annual Meeting of Shareholders.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The financial statements listed below are filed as part of this report:

(1) and (2) FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES.

The financial statements listed below are included under Item 8 of this Annual Report on Form 10-K:

Consolidated statements of income for each of the three years in the period ended August 26, 2006

Consolidated balance sheets as of August 26, 2006 and August 27, 2005

Consolidated statements of shareholders' equity for each of the three years in the period ended August 26, 2006

Consolidated statements of cash flows for each of the three years in the period ended August 26, 2006

Notes to consolidated financial statements

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

Management's Report on Internal Control Over Financial Reporting

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The following additional schedule is filed herewith:

Schedule II — Valuation and qualifying accounts and reserves for each of the three years in the period ended August 26, 2006

UNIFIRST CORPORATION AND SUBSIDIARIES
SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED
AUGUST 26, 2006

Description	Balance, Beginning of Period	Charged to Costs and Expenses	Charges for Which Reserves Were Created or Deductions	Balance, End of Period
Allowance for Doubtful Accounts				
For the year ended August 26, 2006	$ 3,179	$ 3,383	$ (2,909)	$ 3,653
For the year ended August 27, 2005	$ 2,616	$ 3,097	$ (2,534)	$ 3,179
For the year ended August 28, 2004	$ 2,611	$ 3,132	$ (3,127)	$ 2,616
Reserve for Obsolete Inventory				
For the year ended August 26, 2006	$ 853	$ 565	$ (438)	$ 980
For the year ended August 27, 2005	$ 1,126	$ 455	$ (728)	$ 853
For the year ended August 28, 2004	$ 1,082	$ 913	$ (869)	$ 1,126

Separate financial statements of the Company have been omitted because the Company is primarily an operating company and all subsidiaries included in the consolidated financial statements are totally held.

All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements or the notes thereto.

3. EXHIBITS. The list of exhibits filed as part of this Annual Report on Form 10-K are set forth at (c) below.

(c) Exhibits

DESCRIPTION

2.1 Stock Purchase Agreement dated as of July 17, 2003 by and among the Company and the stockholders of Textilease Corporation signatory thereto — incorporated by reference to the Company's Current Report on Form 8-K filed on September 17, 2003.

3.1 Restated Articles of Organization (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed July 5, 2006 — and the Articles of Amendment dated January 13, 1988, a copy of which was filed as Exhibit 3.2 to the Company's Current Report on Form 8-K filed July 5, 2006 — and the Articles of Amendment dated January 21, 1993, a copy of which was filed as Exhibit 3.3 to the Company's Current Report on Form 8-K filed July 5, 2006.)

3.2 By-laws (incorporated by reference to Exhibit 3.4 to the Company's Current Report on Form 8-K filed July 5, 2006.)

10.1 UniFirst Corporation Profit Sharing Plan (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8 (No. 33-60781) — and the Amendment dated June 27, 1995, a copy of which was filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1996.)

10.2 UniFirst Corporation 1996 Stock Incentive Plan, as amended, (incorporated by reference to Exhibit 10-D to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2002).

10.3 Form of UniFirst Corporation stock option award to non-employee directors, (incorporated by reference to Exhibit 10-E to the Company's Annual Report on Form 10-K for the fiscal year ended August 28, 2004).

10.4 Form of UniFirst Corporation stock option award to executive officers, (incorporated by reference to Exhibit 10-F to the Company's Annual Report on Form 10-K for the fiscal year ended August 28, 2004).

10.5 UniFirst Corporation Unfunded Supplemental Executive Retirement Plan dated as of March 8, 2006, (incorporated by reference from the Company's Current Report on Form 8-K filed with the Commission on March 8, 2006).

14.1 UniFirst Corporation Statement of Corporate Policy and Code of Business Conduct and Ethics (incorporated by reference to Appendix B to the Company's Proxy Statement on Schedule 14A filed on December 10, 2003.)

* 21.1 List of Subsidiaries.

* 23.1 Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

* 31.1 Rule 13a-14(a)/15d-14(a) Certification of Ronald D. Croatti

* 31.2 Rule 13a-14(a)/15d-14(a) Certification of John B. Bartlett

** 32.1 Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

** 32.2 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

* Filed herewith

** Furnished herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UniFirst Corporation

By: /s/ Ronald D. Croatti

Ronald D. Croatti
President and Chief Executive Officer

November 9, 2006

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

NAME	TITLE	DATE
/s/ Ronald D. Croatti Ronald D. Croatti	Principal Executive Officer and Director	November 9, 2006
/s/ John B. Bartlett John B. Bartlett	Principal Financial Officer and Principal Accounting Officer	November 9, 2006
/s/ Cynthia Croatti Cynthia Croatti	Director	November 9, 2006
/s/ Donald J. Evans Donald J. Evans	Director	November 9, 2006
/s/ Albert Cohen Albert Cohen	Director	November 9, 2006
/s/ Phillip L. Cohen Phillip L. Cohen	Director	November 9, 2006
/s/ Anthony F. DiFillippo Anthony F. DiFillippo	Director	November 9, 2006
Lawrence Pugh	Director	
/s/ Robert F. Collings Robert F. Collings	Director	November 9, 2006

EXHIBIT INDEX

DESCRIPTION

2.1 Stock Purchase Agreement dated as of July 17, 2003 by and among the Company and the stockholders of Textilease Corporation signatory thereto — incorporated by reference to the Company's Current Report on Form 8-K filed on September 17, 2003.

3.1 Restated Articles of Organization (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed July 5, 2006 — and the Articles of Amendment dated January 13, 1988, a copy of which was filed as Exhibit 3.2 to the Company's Current Report on Form 8-K filed July 5, 2006 — and the Articles of Amendment dated January 21, 1993, a copy of which was filed as Exhibit 3.3 to the Company's Current Report on Form 8-K filed July 5, 2006.)

3.2 By-laws (incorporated by reference to Exhibit 3.4 to the Company's Current Report on Form 8-K filed July 5, 2006.)

10.1 UniFirst Corporation Profit Sharing Plan (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8 (No. 33-60781) — and the Amendment dated June 27, 1995, a copy of which was filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1996.)

10.2 UniFirst Corporation 1996 Stock Incentive Plan, as amended, (incorporated by reference to Exhibit 10-D to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2002).

10.3 Form of UniFirst Corporation stock option award to non-employee directors, (incorporated by reference to Exhibit 10-E to the Company's Annual Report on Form 10-K for the fiscal year ended August 28, 2004).

10.4 Form of UniFirst Corporation stock option award to executive officers, (incorporated by reference to Exhibit 10-F to the Company's Annual Report on Form 10-K for the fiscal year ended August 28, 2004).

10.5 UniFirst Corporation Unfunded Supplemental Executive Retirement Plan dated as of March 8, 2006, (incorporated by reference from the Company's Current Report on Form 8-K filed with the Commission on March 8, 2006).

14.1 UniFirst Corporation Statement of Corporate Policy and Code of Business Conduct and Ethics (incorporated by reference to Appendix B to the Company's Proxy Statement on Schedule 14A filed on December 10, 2003.)

* 21.1 List of Subsidiaries.

* 23.1 Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

* 31.1 Rule 13a-14(a)/15d-14(a) Certification of Ronald D. Croatti

* 31.2 Rule 13a-14(a)/15d-14(a) Certification of John B. Bartlett

** 32.1 Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

** 32.2 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

* Filed herewith

** Furnished herewith

Exhibit 21

List of subsidiaries of the Company:

UniFirst Holdings, L.P.
UniTech Services Group, Inc.
UniFirst First-Aid Corporation
UniTech Services Canada Ltd.
UniTech Services SAS
Euro Nuclear Services B.V.
Euro Nuklear Services, GmbH
Euro Nuclear Services Limited
Uniform Supply Alliance L.P.
UniFirst Canada Ltd.
RC Air LLC
UONE Corporation
UTWO Corporation
Uniformes de San Luis S.A. de C.V.
UniFirst S.A. de C.V.
Interstate Uniform Manufacturing of Puerto Rico, Inc.
Pride America Garments, Inc.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 33-60781, 333-96097, and 333-82682) of UniFirst Corporation of our report dated November 8, 2006 with respect to the consolidated financial statements and schedule of UniFirst Corporation, and our report dated November 8, 2006, with respect to UniFirst Corporation management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of UniFirst Corporation, included in this Annual Report (Form 10-K) for the year ended August 26, 2006.

/s/ Ernst & Young LLP

Boston, Massachusetts
November 8, 2006

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECURITIES EXCHANGE ACT RULE 13a-15(e)/15d-15(e) AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ronald D. Croatti, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended August 26, 2006 of UniFirst Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant, and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under the Company's supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to the Company by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under the Company's supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles ;

(c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report the Company's conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting and;

5. The Registrant's other certifying officer and I have disclosed, based on the Company's most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: November 9, 2006

By: /s/ Ronald D. Croatti

Ronald D. Croatti, Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECURITIES EXCHANGE ACT RULE 13a-15(e)/15d-15(e) AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John B. Bartlett, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended August 26, 2006 of UniFirst Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant, and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under the Company's supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under the Company's supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles ;

(c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report the Company's conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting and;

5. The Registrant's other certifying officer and I have disclosed, based on the Company's most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: November 9, 2006

By: /s/ John B. Bartlett

John B. Bartlett, Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Ronald D. Croatti, certify that:

1. I have reviewed this Annual Report on Form 10-K of UniFirst Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: November 9, 2006

By: /s/ Ronald D. Croatti

Ronald D. Croatti, President and
Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, John B. Bartlett , certify that:

1. I have reviewed this Annual Report on Form 10-K of UniFirst Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: November 9, 2006

By: /s/ John B. Bartlett

John B. Bartlett, Chief Financial Officer
(Principal Financial Officer)

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UNIFIRST CORPORATION
68 Jonspin Road
Wilmington, Massachusetts 01887

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held On Tuesday, January 9, 2007

The Annual Meeting of the Shareholders of UniFirst Corporation (the "Company" or "UniFirst") will be held at the Conference Center of Goodwin Procter LLP, located on the second floor at Exchange Place, Boston, Massachusetts 02109-2881 on Tuesday, January 9, 2007 at 10:00 A.M. for the following purposes:

1. To elect three Class III Directors, each to serve for a term of three years;

2. To approve an amendment to the Company's 1996 Stock Incentive Plan (the "Plan"), which serves to authorize the issuance of an additional 350,000 shares of Common Stock under the Plan;

3. To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending August 25, 2007; and

4. To consider and act upon any other matters which may properly come before the meeting or any adjournment thereof.

By Order of the Board of Directors,

RAYMOND C. ZEMLIN, Secretary

December 4, 2006

WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE MEETING, PLEASE COMPLETE AND SIGN THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED IF MAILED WITHIN THE UNITED STATES. YOUR PROXY MAY BE REVOKED BY YOU AT ANY TIME PRIOR TO ITS USE.

UNIFIRST CORPORATION
68 Jonspin Road
Wilmington, Massachusetts 01887

PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS
to be held on January 9, 2007
at 10:00 A.M. at the Conference Center of Goodwin Procter LLP,
located on the second floor at Exchange Place,
Boston, Massachusetts 02109-2881

General Information

The enclosed proxy is being solicited on behalf of the Board of Directors of UniFirst Corporation (the "Company" or "UniFirst") for use at the 2007 Annual Meeting of Shareholders to be held on Tuesday, January 9, 2007 (the "Annual Meeting") and at any adjournment thereof. This Proxy Statement, the enclosed proxy and the Company's 2006 Annual Report to Shareholders are being mailed to shareholders on or about December 4, 2006. Any shareholder signing and returning the enclosed proxy has the power to revoke it by giving notice of its revocation to the Company in writing or in the open meeting before any vote with respect to the matters set forth therein is taken. The shares represented by the enclosed proxy will be voted as specified therein if said proxy is properly signed and received by the Company prior to the time of the Annual Meeting and is not properly revoked. The expense of this proxy solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, the Directors, officers and employees of the Company may also solicit proxies personally or by telephone without special compensation for such activities. The Company may also request persons, firms and corporations holding shares in their names or in the names of their nominees, which are beneficially owned by others, to send proxy material to and obtain proxies from such beneficial owners. The Company will reimburse such holders for their reasonable expenses in connection therewith.

The Board of Directors has fixed the close of business on November 17, 2006 as the "Record Date" for the determination of the shareholders entitled to notice of, and to vote at, this Annual Meeting and any adjournments thereof. As of the close of business on that date, there were outstanding and entitled to vote 14,306,974 shares of common stock, par value $0.10 per share ("Common Stock"), and 4,940,849 shares of Class B common stock, par value $0.10 per share ("Class B Common Stock"). Transferees after such date will not be entitled to vote at the Annual Meeting. Each share of Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to ten votes per share. All actions submitted to a vote of shareholders are voted on by holders of Common Stock and Class B Common Stock voting together as a single class, except for the election of certain Directors and for the approval of matters requiring class votes under the Business Corporation Act of The Commonwealth of Massachusetts.

As more fully described in this Proxy Statement, the purposes of the Annual Meeting are (1) to elect three Class III Directors, each to serve for a term of three years; (2) to approve an amendment to the Plan, which serves to authorize an additional 350,000 shares of Common Stock under the Plan; (3) to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending August 25, 2007; and (iv) to consider and act upon any other matters which may properly come before the Annual Meeting or any adjournment thereof. With respect to the election of three Class III Directors, a plurality of the votes cast by holders of shares of Common Stock, voting separately as a single class and represented in person or by proxy at the Annual Meeting and entitled to vote thereon, is necessary to elect Phillip L. Cohen. A plurality of the votes cast by holders of shares of Common Stock and Class B Common Stock, voting together as a single class and represented in person or by proxy at the Annual Meeting and entitled to vote thereon, is necessary to elect Cynthia Croatti and Michael Iandoli. With respect to the approval of the amendment to the Plan, the ratification of Ernst & Young LLP as the Company's independent registered public accounting firm, and each other matter expected to be voted upon at the Annual Meeting, the affirmative vote of a majority of the votes cast by the holders of the shares of Common Stock and Class B Common Stock, voting as a single class, represented and entitled to vote at the Annual Meeting is necessary for approval.

Consistent with applicable law, the Company intends to count abstentions and broker non-votes only for the purpose of determining the presence or absence of a quorum for the transaction of business. Any shares not voted (whether by abstention, broker non-vote or otherwise) will have no impact on the election of Directors, except to the extent that the failure to vote for an individual results in another individual receiving a larger percentage of votes, and no impact on the proposal for approval of each other matter expected to be voted on at the Annual Meeting.

1. ELECTION OF DIRECTORS

The Board of Directors of the Company is currently composed of eight members, divided into three classes of three, three and two directors, respectively. One class is elected each year at the annual meeting of shareholders. The Directors in each class serve for a term of three years and until their successors are duly elected and qualified. As the term of one class expires, a successor class is elected at each annual meeting of shareholders.

At the Annual Meeting, three Class III Directors will be elected to serve until the 2010 annual meeting and until their successors are duly elected and qualified. One of the independent members of the Board of Directors, Lawrence R. Pugh, has informed the Company that he intends to retire as a Director as of the Annual Meeting. As a result of such retirement, the Board of Directors nominated Michael Iandoli to serve as a Class III Director. The Board of Directors also has nominated Phillip L. Cohen and Cynthia Croatti to serve as Class III Directors (collectively, the "Nominees").

Unless otherwise instructed, the persons named in the proxy will vote the shares to which the proxy relates "FOR" the election of the Nominees to the Board of Directors. While the Company has no reason to believe that any of the Nominees will be unable to serve as a Director, in the event any of the Nominees should become unavailable to serve at the time of the Annual Meeting, it is the intention of the persons named in the enclosed proxy to vote such proxy for such other person or persons as they may in their discretion select.

The Board of Directors recommends that you vote "FOR" the election of Phillip L. Cohen, Cynthia Croatti and Michael Iandoli as Class III Directors.

Information Regarding Nominees and Directors

The following table sets forth certain information with respect to the three Nominees for election as Directors at the Annual Meeting and those continuing Directors of the Company whose terms expire at the annual meetings of shareholders in 2008 and 2009, based on information furnished to the Company by each Director.

Class III Nominees for Election at 2007 Annual Meeting -- Term Expires in 2010	Age	Director Since
Cynthia Croatti(2) **Ms. Croatti** joined the Company in 1980. She has served as Director since 1995, Treasurer since 1982 and Executive Vice President since 2001. In addition, she has primary responsibility for overseeing the human resources and purchasing functions of the Company.	51	1995
Phillip L. Cohen(1) **Mr. Cohen** has served as Director of the Company since 2000. He is a certified public accountant and was a partner with an international public accounting firm from 1965 until his retirement in 1994 and has been a financial consultant since that date. He is a Director emeritus and former Treasurer of the Greater Boston Convention and Visitors Bureau and a Director of Kazmaier Associates, Inc. and S/R Industries, Inc.	75	2000
Michael Iandoli **Mr. Iandoli** is a new nominee to the Board of Directors. He served for over 30 years as a senior executive and President of TAC Worldwide Companies, a contract labor firm serving the automotive and high-tech industries. He is a Vice President of the Executive Committee at the Larz Anderson Auto Museum.	61	N/A

Class II Continuing Directors -- Term Expires in 2008	Age	Director Since
Ronald D. Croatti(2) **Mr. Croatti** joined the Company in 1965. He became Director of the Company in 1982, Vice Chairman of the Board in 1986 and has served as Chief Executive Officer since 1991. He has also served as President since 1995 and Chairman of the Board since 2002. Mr. Croatti has overall responsibility for the management of the Company.	63	1982
Donald J. Evans **Mr. Evans** has served as Director of the Company since 1973. He served as General Counsel and First Deputy Commissioner, Massachusetts Department of Revenue, from 1996 to 2003. Prior to that time, Mr. Evans was a senior partner in the law firm of Goodwin Procter LLP, the Company's general counsel. Mr. Evans is a Trustee of the Massachusetts Eye and Ear Infirmary.	80	1973

Class I Continuing Directors – Term Expires in 2009	Age	Director Since
Albert Cohen(1) **Mr. Cohen** has served as Director of the Company since 1989. He has been President of ALC Corp., a consultancy, since 1998. Prior to that time, Mr. Cohen was Chairman of the Board and Chief Executive Officer of Electronic Space Systems Corporation, a manufacturer of aerospace ground equipment. Mr. Cohen is the founder of the Essco-MGH Breast Cancer Research Fund.	79	1989
Anthony F. DiFillippo(2) **Mr. DiFillippo** was the President of UniFirst until he retired in 1995 and, since 1995, he has served as a consultant to UniFirst. He became a Director in 2002.	79	2002
Robert F. Collings **Mr. Collings** has served as a Director of the Company since July 2005. He was a founder and President of Data Terminal Systems, Inc., a provider of electronic cash register/retail Business control systems, from 1970 to 1981 and the founder and President of Resource Dynamics, Inc., a company that offered a facilities planning and management system, from 1981 until its sale in 1984. He is currently the Principal of The Collings Foundation, which he founded in 1979, a member of the President's Council of Massachusetts General Hospital and on the Board of Advisors of New Boston Real Estate.	68	2005

(1) The Company has designated Messrs. A. Cohen and P. Cohen as the Directors to be elected by the holders of Common Stock voting separately as a single class.

(2) Ronald D. Croatti and Cynthia Croatti are siblings and Anthony F. DiFillippo is Cynthia Croatti's uncle. Anthony F. DiFillippo is the father of David A. DiFillippo, an executive officer of the Company.

Section 16(a) Beneficial Ownership Reporting Compliance

Officers, Directors and greater than 10% shareholders are required to file with the Securities and Exchange Commission pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), reports of ownership and changes in ownership. Such reports are filed on Form 3, Form 4 and Form 5 under the Exchange Act, as appropriate. Officers, Directors and greater than 10% shareholders are required by Exchange Act regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company or written representations that no such reports were required during the 2006 fiscal year, the Company believes that, during the 2006 fiscal year, all officers, Directors and greater than 10% shareholders complied with the applicable Section 16(a) filing requirements except that The Croatti Family Limited Partnership inadvertently filed eight late Form 4s with respect to eleven transactions, Ms. Croatti inadvertently filed one late Form 4 with respect to two transactions and Trilogy Investment Partners, LLC inadvertently filed one late Form 4 with respect to one transaction.

Meetings of the Board of Directors and Its Committees

Board of Directors. The Company's Board of Directors is divided into three classes, and the members of each class serve for staggered three-year terms. The Board is currently composed of three Class I Directors (Messrs. A. Cohen, DiFillippo and Collings), three Class II Directors (Messrs. Croatti, Evans and Pugh) and two Class III Directors (Ms. Croatti and Mr. P. Cohen). The two Class III Directors and Mr. Iandoli are up for election as Class III Directors at the Annual Meeting. The terms of the continuing Class I and II Directors will expire upon the election and qualification of Directors at the annual meeting of shareholders in 2009 and 2008, respectively. At each annual meeting of shareholders, Directors generally will be re-elected or elected for a full term of three years to succeed those Directors whose terms are expiring. The Board of Directors held seven meetings during the Company's 2006 fiscal year.

Audit Committee. During the 2006 fiscal year, the Audit Committee consisted of Messrs. P. Cohen (Chairman), Evans and Pugh. The Audit Committee met on ten occasions during fiscal 2006. The Audit Committee is responsible for assisting the Board of Directors in its oversight of (1) the integrity of the Company's financial statements and reporting process, (2) the qualifications, independence and performance of the Company's independent registered public accounting firm, (3) the performance of the Company's internal audit function, and (4) the Company's compliance with legal and regulatory requirements. The Board of Directors and the Audit Committee adopted a written Audit Committee Charter in 2000, which they revised in 2001, 2003 and 2005. The amended and restated Audit Committee Charter is available on the Company's website at www.unifirst.com and will be sent in paper form to any shareholder who submits a request to the Company's Corporate Secretary at the address listed on page 1. The Board of Directors has determined that each of the members of the Audit Committee is "independent" under the rules of the New York Stock Exchange and the SEC. The Board of Directors has determined that Phillip L. Cohen is an "audit committee financial expert" under the Securities Exchange Act of 1934, as amended. The Board of Directors and the Audit Committee have adopted a Statement of Corporate Policy and Code of Business Conduct, which is available on the Company's website at www.unifirst.com and will be sent in paper form to any shareholder who submits a request to the Company's Secretary at the address listed on page 1.

Compensation Committee. During the 2006 fiscal year, the Compensation Committee consisted of Messrs. A. Cohen (Chairman), P. Cohen and Pugh and met on three occasions. The Compensation Committee is responsible for reviewing and approving the Company's executive compensation program, recommending awards under the Company's equity compensation plans and establishing the compensation for the Company's Chief Executive Officer. The Board of Directors and the Compensation Committee have adopted a written Compensation Committee Charter, which is available on the Company's website at www.unifirst.com and will be sent in paper form to any shareholder who submits a request to the Company's Secretary at the address listed on page 1.

Nominating and Corporate Governance Committee. During the 2006 fiscal year, the Nominating and Corporate Governance Committee consisted of Messrs. Evans (Chairman), A. Cohen and Collings. The Nominating and Corporate Governance Committee met two times in fiscal 2006. The Nominating and Corporate Governance Committee reviews and evaluates potential nominees for election or appointment to the Board of Directors and recommends such nominees to the full Board of Directors. The Board of Directors and the Nominating and Corporate Governance Committee have adopted a written Nominating and Corporate Governance Committee Charter, which they revised in 2005. The amended and restated Nominating and Corporate Governance Committee Charter is available on the Company's website at www.unifirst.com and will be sent in paper form to any shareholder who submits a request to the Company's Secretary at the address listed on page 1. The Board of Directors has determined that each of the members of the Nominating and Corporate Governance Committee is "independent" under the rules of the New York Stock Exchange and the SEC. The Nominating and Corporate Governance Committee's policy is to review and consider all Director candidates recommended by any of the Company's Directors or stockholders. Such review and consideration is to proceed in accordance with the Company's By-laws, Corporate Governance Guidelines and Policy Regarding New Director Nominations. See "Other Matters — Shareholder Proposals" for a summary of these requirements. The Nominating and Corporate Governance Committee is also responsible for developing and recommending to the Board of Directors a set of Corporate Governance Guidelines applicable to the Company and periodically reviewing such guidelines and recommending any changes to those guidelines to the Board of Directors. The Board of Directors and the Nominating and Corporate Governance Committee revised the Corporate Governance Guidelines in 2005. The revised Corporate Governance Guidelines are available on the Company's website at www.unifirst.com and will be sent in paper form to any shareholder who submits a request to the Company's Corporate Secretary at the address listed on page 1. In addition, the Nominating and Corporate Governance Committee maintains a Policy Regarding New Director Nominations, which is available on the Company's website at www.unifirst.com. Since this policy was adopted, there have been no material changes to the procedures by which shareholders may recommend nominees to the Board of Directors.

Each continuing Director attended at least 75% of all of the meetings of the Board of Directors and of the committees of which the Director was a member held during the last fiscal year. Our Annual Meeting of shareholders is generally held to coincide with one of the Board's regularly scheduled meetings. Directors are strongly encouraged to attend the Annual Meeting. Each of the Directors attended the 2006 Annual Meeting of shareholders.

Please note that information contained in our website is not incorporated by reference in, or considered to be a part of, this proxy statement.

Independence of Board Members

The Board of Directors has determined that each of Messrs. A. Cohen, P. Cohen, Collings, Evans and Pugh is an "independent director" in accordance with the corporate governance rules of the New York Stock Exchange as a result of having no material relationship with the Company other than (1) serving as a Director and a Board Committee member, (2) receiving related fees as disclosed in this document and (3) having beneficial ownership of UniFirst securities as disclosed in the section of this document entitled "Security Ownership of Management and Principal Shareholders."

Meetings of Independent and Non-management Directors

Independent and non-management Directors of the Company regularly meet in executive sessions outside the presence of management. The presiding Director for these meetings is Mr. Evans. Any interested party or shareholder who wishes to make their concerns known to the independent and non-management Directors may avail themselves of the same procedures provided below under "Communication with the Board of Directors". The Company's Audit Committee Complaint Procedure is available on the Company's website at www.unifirst.com.

Communication with the Board of Directors

Any interested party or shareholder who wishes to communicate with any of our Directors or the Board of Directors as a group, may do so by writing to the Board of Directors, or such individual Director(s) c/o Chief Financial Officer, UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887. We recommend that all correspondence be sent via certified U.S. mail, return receipt requested. All correspondence received by the Chief Financial Officer will be forwarded by him promptly to the appropriate addressee(s).

Security Ownership of Management and Principal Shareholders

The following table sets forth as of November 17, 2006 certain information concerning shares of Common Stock and Class B Common Stock beneficially owned by (i) each Director and Nominee, (ii) each of the executive officers of the Company named in the Summary Compensation Table, and (iii) all executive officers and Directors as a group, in each case based solely on information furnished by such individuals. Except as otherwise specified, the named beneficial owner has sole voting and investment power. The information in the table reflects shares outstanding of each class of common stock on November 17, 2006.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of All Outstanding Shares(1)	Percentage of Voting Power(1)
Ronald D. Croatti(2)(3)	849,828	4.4%	13.2%
Cynthia Croatti(3)(4)	3,400	*	*
Bruce P. Boynton(3)(5)	275	*	*
John B. Bartlett(3)(5)	11,900	*	*
Dennis G. Assad(3)(5)	3,300	*	*
Donald J. Evans(3)(5)	3,900	*	*
Albert Cohen(3)(5)	3,500	*	*
Phillip L. Cohen(3)(5)	2,500	*	*
Anthony F. DiFillippo(3)(5)(6)	52,500	*	*
Lawrence R. Pugh(3)(5)	2,000	*	*
Robert F. Collings(3)(5)	1,000	*	*
All Directors and executive officers as a group(3)(12 persons)	940,149	4.9%	13.4%

* Less than 1%.

(1) The percentages have been determined in accordance with Rule 13d-3 under the Exchange Act. As of November 17, 2006, a total of 19,247,823 shares of common stock were outstanding, of which 14,306,974 were shares of Common Stock entitled to one vote per share and 4,940,849 were shares of Class B Common Stock entitled to ten votes per share. Each share of Class B Common Stock is convertible into one share of Common Stock.

(2) Ronald D. Croatti owns 843,528 shares of Class B Common Stock, representing 17.1% of such class, plus the options to purchase Common Stock listed in footnote 3. The information presented does not include any shares owned by Mr. Croatti's children, as to which shares Mr. Croatti disclaims any beneficial interest. Mr. Croatti is a stockholder and director of each of the general partners of The Queue Limited Partnership and The Red Cat Limited Partnership, which respectively own 2,152,152 and 1,021,748 shares of Class B Common Stock. Mr. Croatti is a trustee and beneficiary of The Marie Croatti QTIP Trust, which owns 36,107 shares of Class B Common Stock. Mr. Croatti is the manager of MMC Trust LLC, which owns 950 shares of Common Stock. The information presented for Mr. Croatti does not include any shares owned by The Queue Limited Partnership, The Red Cat Limited Partnership, The Marie Croatti QTIP Trust or MMC Trust LLC.

(3) Includes the right to acquire, pursuant to the exercise of stock options, within 60 days after November 17, 2006, the following number of shares of Common Stock: Ronald D. Croatti, 6,300 shares; Cynthia Croatti, 3,400 shares; Dennis G. Assad, 3,300 shares; Bruce P. Boynton, 275 shares; and all other Directors and executive officers as a group, 2,700 shares. The non-employee Directors have presently exercisable options to purchase the following number of shares of Common Stock: 2,500 shares each in the case of Messrs. A. Cohen, P. Cohen, A. DiFillippo and Evans; 2,000 shares in the case of Mr. Pugh; and 1,000 shares in the case of Mr. Collings.

(4) Represents the options to purchase Common Stock listed in footnote 3. The information presented does not include any shares owned by Ms. Croatti's children, as to which shares Ms. Croatti disclaims any beneficial interest. Ms. Croatti is a stockholder and director of each of the general partners of The Queue Limited Partnership and the Red Cat Limited Partnership, which respectively own 2,152,152 and 1,021,748 shares of Class B Common Stock. Ms. Croatti is a trustee and beneficiary of The Marie Croatti QTIP Trust which owns 36,107 shares of Class B Common Stock. The information presented for Ms. Croatti does not include any shares owned by The Queue Limited Partnership, The Red Cat Limited Partnership or The Marie Croatti QTIP Trust. In addition, the information presented for Ms. Croatti does not include any shares beneficially owned by certain other trusts for which Ms. Croatti is a trustee and certain entities for which Ms. Croatti serves as manager and which, in the aggregate, beneficially own 92,534 shares of Common Stock and 62,181 shares of Class B Common Stock.

(5) Each of Messrs. Bartlett, A. Cohen, Evans and A. DiFillippo owns shares of Common Stock only. Messrs. A. Cohen, Evans and A. DiFillippo along with Messrs. Assad, Boynton, P. Cohen, Collings and Pugh have the options to purchase Common Stock listed in footnote 3.

(6) Includes 7,250 shares beneficially owned by Mr. DiFillippo's spouse, plus the options to purchase Common Stock listed in footnote 3.

To the best knowledge of the Company, the following are the only beneficial owners of more than 5% of the outstanding Common Stock or Class B Common Stock of the Company as of November 17, 2006. All information presented is based solely on information provided by each beneficial owner.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of All Outstanding Shares(1)	Percentage of Voting Power(1)
The Queue Limited Partnership(2)	2,152,152	11.2 %	33.8%
The Red Cat Limited Partnership(3)	1,021,748	5.3	16.0
Tweedy, Browne Company, LLC(4)	1,507,287	7.8	2.4
Arnhold and S. Bleichroeder Advisers, LLC(5)	1,169,250	6.1	1.8
Bank of America Corporation(6)	1,020,403	5.3	1.6
Wellington Management Company, LLP(7)	954,700	5.0	1.5
Ronald D. Croatti(8)	849,828	4.4	13.2
Dimensional Fund Advisors, Inc.(9)	747,777	3.9	1.2
Cecilia Levenstein(10)	612,157	3.2	7.2

(1) The percentages have been determined in accordance with Rule 13d-3 under the Exchange Act. As of November 17, 2006, a total of 19,247,823 shares of common stock were outstanding, of which 14,306,974 were shares of Common Stock entitled to one vote per share and 4,940,849 were shares of Class B Common Stock entitled to ten votes per share. Each share of Class B Common Stock is convertible into one share of Common Stock.

(2) The Queue Limited Partnership ("QLP") owns 2,152,152 shares of Class B Common Stock, representing 43.6% of such class. The general partner of QLP is Queue Management Associates, Inc. ("QMA"), which has sole voting and dispositive power over the shares owned by QLP. Ronald Croatti, Cynthia Croatti and Cecilia Levenstein are the sole stockholders and directors of QMA. All decisions by the directors of QMA must be made unanimously. The address of QLP is c/o UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887.

(3) The Red Cat Limited Partnership ("RCLP") owns 1,021,748 shares of Class B Common Stock, representing 20.7% of such class. The general partner of RCLP is Red Cat Management Associates, Inc. (RCMA"), which has sole voting and dispositive power over the shares owned by RCLP. Ronald Croatti and Cynthia Croatti are the sole stockholders and directors of RCMA. The address of RCLP is c/o UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887.

(4) Tweedy, Browne Company, LLC beneficially owns shares of Common Stock only, representing 10.5% of such class. The address of Tweedy, Browne Company, LLC is 350 Park Avenue, 9th Floor, New York, NY 10022. The Company has relied solely upon information contained in the Form 13F filed with the Securities and Exchange Commission by Tweedy, Browne Company, LLC on October 18, 2006.

(5) Arnhold and S. Bleichroeder Advisers, LLC beneficially owns shares of Common Stock only, representing 8.2% of such class. The address of Arnhold and S. Bleichroeder Advisers, LLC is 1345 Avenue of the Americas, New York, NY 10105. The Company has relied solely upon information contained in the Form 13F filed with the Securities and Exchange Commission by Arnhold and S. Bleichroeder Advisers, LLC on July 18, 2006.

(6) Bank of America Corporation owns shares of Common Stock only, representing 7.1% of such class. The address of Bank of America Corporation is 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255. The Company has relied solely upon the information contained in the Form 13F filed with the Securities and Exchange Commission by Bank of America Corporation on August 4, 2006.

(7) Wellington Management Company, LLP beneficially owns shares of Common Stock only, representing 6.7% of such class. The address of Wellington Management Company, LLP is 75 State Street, Boston, MA 02109. The Company has relied solely upon the information contained in the Form 13F filed with the Securities and Exchange Commission by Wellington Management Company, LLP on November 14, 2006.

(8) Ronald D. Croatti owns 843,528 shares of Class B Common Stock, representing 17.1% of such class, plus the options to purchase Common Stock listed in footnote 3 to the preceding table. The information presented does not include any shares owned by Mr. Croatti's children, as to which shares Mr. Croatti disclaims any beneficial interest. Mr. Croatti is a stockholder and director of each of the general partners of The Queue Limited Partnership and The Red Cat Limited Partnership, which respectively own 2,152,152 and 1,021,748 shares of Class B Common Stock. Mr. Croatti is a trustee and beneficiary of the Marie Croatti QTIP Trust, which owns 36,107 shares of Class B Common Stock. Mr. Croatti is the manager of MMC Trust LLC, which owns 950 shares of Common Stock. The information presented for Mr. Croatti does not include any shares owned by The Queue Limited Partnerhship, The Red Cat Limited Partnership, The Marie Croatti QTIP Trust or MMC Trust LLC. The address of Ronald Croatti is c/o UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887.

(9) Dimensional Fund Advisors, Inc. beneficially owns shares of Common Stock only, representing 5.2% of such class. The address of Dimensional Fund Advisors Inc. is 1299 Ocean Avenue, Santa Monica, CA 90401. The Company has relied solely upon the information contained in the Form 13F filed with the Securities and Exchange Commission by Dimensional Fund Advisors Inc. on August 1, 2006.

(10) Cecilia Levenstein is the daughter of Marie Croatti. Ms. Levenstein owns 444,349 shares of Class B Common Stock, representing 9.0% of such class, and 167,808 shares of Common Stock. Ms. Levenstein is a stockholder and director of the general partner of The Queue Limited Partnership, which owns 2,152,152 shares of Class B Common Stock. The information presented for Ms. Levenstein does not include any shares owned by The Queue Limited Partnership. In addition, the information presented for Ms. Levenstein does not include any shares beneficially owned by certain other trusts for which Ms. Levenstein is a trustee and, which, in the aggregate, beneficially own 28,362 shares of Class B Common Stock. The address of Ms. Levenstein is c/o UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887.

Executive Compensation

The following table sets forth compensation paid to the Chief Executive Officer of the Company and the four other most highly compensated executive officers of the Company (the "Named Executive Officers") for each of the three fiscal years ended August 26, 2006, for services rendered in all capacities to the Company.

Summary Compensation Table

		Annual Compensation(1)		Long-Term Compensation Awards	
Name and Principal Position	**Year**	**Salary($)**	**Bonus($)**	**Securities Underlying Options (Shares)**	**All Other Compensation (2)($)**
Ronald D. Croatti	2006	$431,264	$ 60,377	2,100	$22,470
Chairman of the Board,	2005	406,616	101,465	2,100	21,646
President and Chief Executive Officer	2004	387,257	108,432	2,100	20,971
Cynthia Croatti	2006	288,545	40,396	1,600	22,460
Executive Vice President and	2005	274,192	68,548	1,400	21,406
Treasurer	2004	260,724	73,003	1,400	20,304
John B. Bartlett	2006	296,818	41,555	1,600	22,515
Senior Vice President	2005	280,981	70,245	1,400	21,850
and Chief Financial Officer	2004	265,922	74,458	1,400	20,494
Bruce P. Boynton	2006	231,177	32,365	1,400	22,412
Senior Vice President, Operations	2005	219,302	54,825	1,100	21,385
	2004	209,528	58,668	1,100	21,348
Dennis G. Assad	2006	223,355	31,270	1,400	20,107
Senior Vice President, Sales	2005	212,484	53,121	1,100	22,225
and Marketing	2004	202,110	56,591	1,100	21,493

(1) Perquisites and other personal benefits paid to each Named Executive Officer in each instance aggregated less than 10% of the total annual salary and bonus set forth in the columns entitled "Salary" and "Bonus" for each Named Executive Officer.

(2) Amounts shown in the table below show the breakout of All Other Compensation for each of the three fiscal years ended August 26, 2006:

Name	Year	Car Allowance($)	401(k) Contribution($)	Profit Sharing Plan($)	Total All Other Compensation($)
Ronald D. Croatti	2006	$6,800	$8,800	$6,870	$22,470
	2005	6,540	8,400	6,706	21,646
	2004	6,250	8,200	6,521	20,971
Cynthia Croatti	2006	6,800	8,790	6,870	22,460
	2005	6,540	8,160	6,706	21,406
	2004	6,250	7,533	6,521	20,304
John B. Bartlett	2006	6,800	8,845	6,870	22,515
	2005	6,540	8,165	6,706	21,850
	2004	6,250	7,723	6,521	20,494
Bruce P. Boynton	2006	6,800	8,742	6,870	22,412
	2005	6,540	8,139	6,706	21,385
	2004	6,250	8,577	6,521	21,348
Dennis G. Assad	2006	6,800	6,437	6,870	20,107
	2005	6,540	8,979	6,706	22,225
	2004	6,250	8,722	6,521	21,493

Option Grants with Respect to Fiscal Year 2006

The following table sets forth the options granted with respect to the fiscal year ended August 26, 2006 to the Company's Named Executive Officers.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)	
Name	Number of Securities Underlying Options Granted(#)	Percent of Total Options Granted to Employees for Fiscal Year 2006	Exercise of Base Price ($/Sh)	Expiration Date	5%	10%
Ronald D. Croatti	2,100	2.9%	$34.83	10/27/15	$45,999	$116,571
Cynthia Croatti	1,600	2.2	34.83	10/27/15	35,047	88,816
John B. Bartlett	1,600	2.2	34.83	10/27/15	35,047	88,816
Bruce P. Boynton	1,400	2.0	34.83	10/27/15	30,666	77,714
Dennis G. Assad	1,400	2.0	34.83	10/27/15	30,666	77,714

(1) These columns show the hypothetical gains or option spreads of the options granted based on assumed annual compound stock appreciation rates of 5% and 10% over the full 10-year term of the options. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of future Common Stock prices. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the option or the sale of the underlying shares or reflect non-transferability, vesting or termination provisions. The actual gains, if any, on the exercises of stock options will depend on the future performance of the Common Stock.

Option Exercises and Year-End Holdings

The following table sets forth information concerning the number and value of unexercised options to purchase Common Stock of the Company held by the Named Executive Officers at August 26, 2006. John B. Bartlett exercised 100% of his exercisable options (4,200) to purchase Common Stock during fiscal 2006. No other Named Executive Officer of the Company exercised any options to purchase Common Stock during fiscal 2006.

	Number of Securities Underlying Unexercised Options at August 26, 2006(#)		Value of Unexercised in-the-Money Options at August 26, 2006($)	
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Ronald D. Croatti	6,300	8,400	$102,464	$40,467
Cynthia Croatti	3,400	5,800	53,977	26,978
John B. Bartlett	—	5,800	—	26,978
Bruce P. Boynton	275	4,700	3,564	21,197
Dennis G. Assad	3,300	4,700	53,672	21,197

Supplemental Executive Retirement Plan

The Company maintains the UniFirst Unfunded Supplemental Executive Retirement Plan (the "SERP") available to certain eligible employees of the Company and its affiliates. Retirement benefits available under the SERP are based on a participant's average annual base earnings for the last three years of employment prior to his retirement date ("Final Average Earnings"). Upon the retirement of a participant on his social security retirement date, the participant will be paid an aggregate amount equal to 1.33% percent of his Final Average Earnings multiplied by his years of service, limited to 30 years, less his primary Social Security benefit. Upon the death of a participant, the participant's designated beneficiary will be paid retirement benefits up to 12 years from the date of retirement. The SERP provides that, upon any change of control, participants in the SERP will receive a lump sum payment equal to the actuarial equivalent of their plan benefit as of the date of the change in control.

Average Compensation(1)	Annual Retirement Benefit(2)
$ 200,000	$ 80,000
250,000	100,000
300,000	120,000
350,000	140,000
400,000	160,000
450,000	180,000

(1) Average Compensation for purposes of this table is based on the participant's average base salary for the last three years of full-time employment preceding retirement.

(2) The Annual Retirement Benefit assumes the participant has provided 30 years of service, and does not consider the deduction for Social Security benefits. As of November 17, 2006, Messrs. Croatti, Bartlett, Boynton, and Assad and Ms. Croatti had served a total of 41, 29, 30, 31, and 26 years, respectively.

REPORT OF COMPENSATION COMMITTEE

During the 2006 fiscal year, the Compensation Committee consisted of Messrs. A. Cohen (Chairman), P. Cohen and Evans, three Directors who are not employees of the Company. The Compensation Committee reviews and approves the Company's executive compensation program.

Compensation Philosophy

The Company seeks to attract and retain executive officers who, in the judgment of the Company's Board of Directors, possess the skill, experience and motivation to contribute significantly to the long-term success of the Company and to long-term stock price appreciation. With this philosophy in mind, the Compensation Committee follows an executive officer compensation program designed to foster the mutuality of interest between the Company's executive officers and the Company's shareholders and to provide senior management additional incentive to enhance the sales growth and profitability of the Company, and thus shareholder value.

The Compensation Committee reviews its compensation policy annually. Compensation of executive officers currently consists of a base salary and, based on the achievement of predetermined corporate performance objectives, a cash bonus. In addition, for fiscal 2006 the Company issued options to purchase a total of approximately 71,400 shares to over 100 officers, non-employee Directors, vice presidents, department directors, general managers and other management personnel. Although the Company's fiscal year ends in August, compensation decisions generally are made on a calendar year basis.

Base Salary

Each year, the Compensation Committee consults with the Chief Executive Officer with respect to setting the base salaries of its executive officers, other than the Chief Executive Officer, for the ensuing year. Annual salary adjustments are determined by evaluating the financial performance of the Company during the prior year, each executive officer's contribution to the profitability, sales growth, return on equity and market share of the Company during the prior year and the compensation programs and levels generally paid to executives at other companies.

Incentive Compensation Plan

Annual cash bonuses for executive officers of the Company are determined in accordance with the Company's incentive compensation plan, the philosophy and substantive requirements of which are reviewed by the Compensation Committee each year. Cash bonuses are determined with reference to, among other things, the Company's financial performance.

Each year, the Compensation Committee confers with the Chief Executive Officer and establishes performance goals. The cash bonuses awarded depend on the extent to which the performance of the Company meets or exceeds the budgeted amounts. In addition, the Compensation Committee establishes minimum achievement thresholds and maximum bonus levels for each of these performance criteria which apply uniformly to the Company's executive officers. Bonuses are determined and paid annually after the end of each fiscal year.

Compensation of Chief Executive Officer

The Compensation Committee established the compensation of Ronald D. Croatti, the Chief Executive Officer, for 2006 using the same criteria applicable to determining compensation levels and bonuses for other executive officers as noted in this report. Such criteria included the financial performance of the Company during the 2005 fiscal year, the compensation levels generally paid to executives of other companies, and Mr. Croatti's contribution to the growth, profitability and overall success of the Company during the 2005 fiscal year and his leadership of the Company. The Compensation Committee determined that Mr. Croatti provided the Company with strong leadership and strategic vision and, therefore, increased his salary generally commensurate with increases granted to other executive officers of the Company. Mr. Croatti's 2006 calendar year base salary was established at $442,000, a 7% increase from the prior year.

Submitted by the Compensation Committee for fiscal 2006

Albert Cohen (Chairman)
Phillip L. Cohen
Donald J. Evans

Compensation Committee Interlocks and Insider Participation

During the 2006 fiscal year, the Compensation Committee consisted of Messrs. A. Cohen, P. Cohen and Evans. None of these individuals has served as an officer or employee of the Company or any of its subsidiaries. The Company is not aware of any compensation committee interlocks.

REPORT OF AUDIT COMMITTEE

The Audit Committee is composed entirely of independent directors meeting the requirements of applicable Securities and Exchange Commission and New York Stock Exchange rules. The key responsibilities of our committee are set forth in our Charter.

We serve in an oversight capacity and are not intended to be part of UniFirst's operational or managerial decision-making process. UniFirst's management is responsible for preparing the consolidated financial statements and its independent registered public accounting firm is responsible for auditing those statements. Our principal purpose is to monitor these processes.

The Audit Committee has, among other things:

- Reviewed and discussed with management and the independent registered public accounting firm the audited financial statements for the year ended August 26, 2006.
- Reviewed and discussed with management and the independent registered public accounting firm the quarterly and annual earnings press releases prior to release and the quarterly and annual reports on Forms 10-Q and 10-K prior to filing.
- Discussed with management and the independent registered public accounting firm the results of the testing of internal controls over financial reporting.
- Discussed with the independent registered public accounting firm the overall scope and plans for the annual audit, the results of their examination and the overall quality of UniFirst's financial reporting.
- Discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards ("SAS") No. 61, as amended by SAS No. 90.
- Reviewed all audit and non-audit service performed by the independent registered public accounting firm and considered whether the provision of non-audit audit services is compatible with maintaining the auditors' independence.

- Received the written disclosures and the letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1, and discussed with the independent registered public accounting firm the auditors' independence.

Based on the review and discussions above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the last fiscal year for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee for fiscal 2006

Phillip L. Cohen (Chairman)
Donald J. Evans
Lawrence R. Pugh

Independent Registered Public Accounting Firm

Audit Fees. During fiscal 2006, the aggregate fees and expenses for professional services rendered by Ernst & Young LLP ("Ernst & Young") for the audit of the Company's annual financial statements, audit of management's assessment and the operating effectiveness of the Company's internal controls over financial reporting, and review of the Company's quarterly financial statements totaled $1,205,326. Of this amount, $81,600 was paid for service provided in connection with a follow-on offering completed in July 2006. This amount was fully reimbursed by the selling shareholders. During fiscal 2005, the aggregate fees and expenses billed for professional services rendered by Ernst & Young for the audit of the Company's annual financial statements, audit of management's assessment and the operating effectiveness of the Company's internal controls over financial reporting, and review of the Company's quarterly financial statements totaled $1,292,300.

Audit-Related Fees. During fiscal 2006 and 2005, there were no fees and expenses billed for assurance and related services rendered by Ernst & Young that were reasonably related to the performance of the audit or review of the Company's annual financial statements and review of the Company's quarterly financial statements.

Tax Fees. During fiscal 2006, the aggregate fees and expenses billed for professional services rendered by Ernst & Young for tax compliance, tax advice and tax planning totaled $50,000. During fiscal 2005, the aggregate fees and expenses billed for professional services rendered by Ernst & Young for tax compliance, tax advice and tax planning totaled $165,757.

All Other Fees. During fiscal 2006, the aggregate fees and expenses billed for professional services rendered by Ernst & Young to the Company not covered in the three preceding paragraphs totaled $10,318, which were primarily for advisory services. During fiscal 2005, the aggregate fees and expenses billed for professional services rendered by Ernst & Young to the Company not covered in the three preceding paragraphs totaled $19,419, which were primarily for advisory services.

Under its Charter, the Audit Committee must pre-approve all audit and permitted non-audit services to be provided by our principal independent registered public accounting firm unless an exception to such pre-approval exists under the Exchange Act or the rules of the SEC. Each year, the audit committee approves the retention of the independent registered public accounting firm to audit our financial statements, including the associated fee. All of the services described in the four preceding paragraphs were approved by the Audit Committee. The Audit Committee has considered whether the provisions of such services, including non-audit services, by Ernst & Young is compatible with maintaining Ernst & Young's independence and has concluded that it is.

Stock Performance Graph

Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on the Common Stock, based on the market price of the Common Stock, with the cumulative total shareholder return of a peer group and of companies within the Standard & Poor's 500 Stock Index, in each case assuming reinvestment of dividends. The peer group is composed of Cintas Corporation, G & K Services, Inc. and Angelica Corporation. The calculation of cumulative total shareholder return assumes a $100 investment in the Common Stock, the peer group and the S&P 500 Stock Index on August 31, 2001.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN AMONG UNIFIRST CORPORATION, THE S&P 500 INDEX AND A PEER GROUP



DOLLARS
300
250
200
150
100
50
0
8/01
8/02
8/03
8/04
8/05
8/06
UNIFIRST CORPORATION
S & P 500
PEER GROUP

	Aug. 01	Aug. 02	Aug. 03	Aug. 04	Aug. 05	Aug. 06
UniFirst Corporation	$ 100.00	$ 140.54	$ 156.94	$ 176.16	$ 242.01	$ 192.04
S&P 500	$ 100.00	$ 82.01	$ 91.90	$ 102.43	$ 115.29	$ 125.53
Peer Group	$ 100.00	$ 96.92	$ 89.85	$ 93.79	$ 96.29	$ 85.63

Certain Relationships and Related Transactions

The Company retained during the 2006 fiscal year, and proposes to retain during the 2007 fiscal year, the law firm of Goodwin Procter LLP. Donald J. Evans, a Director of the Company, was formerly a partner of the law firm of Goodwin Procter LLP. Raymond C. Zemlin, the Secretary of the Company, is a partner in the law firm of Goodwin Procter LLP.

Director Compensation

During the 2006 calendar year, each Director who was not an employee of the Company received: an annual fee of $24,000; an annual fee for chairing a Committee of $4,000; a $2,500 fee for each Board meeting attended; a $500 fee for each Committee meeting attended if held on the same day as a Board meeting; a $2,000 fee for one or more Committee meetings attended on a single day if not held on the same day as a Board meeting; a $1,000 fee for participating in a telephonic Board meeting; a $500 fee for participating in a telephonic Committee meeting; and an option to purchase 1,000 shares of Common Stock, to be issued on the third business day following the Company's 2006 Annual Meeting.

The Board of Directors, based on a recommendation from the Compensation Committee, has established the compensation for calendar 2007 for each non-employee Director as follows: an annual fee of $28,000; an annual fee for chairing the Audit Committee of $7,500; an annual fee for chairing a Committee other than the Audit Committee of $5,000; a $2,500 fee for each Board meeting attended; a $500 fee for each Committee meeting attended if held on the same day as a Board meeting; a $2,000 fee for one or more Committee meetings attended on a single day if not held on the same day as a Board meeting; a $1,250 fee for participating in a telephonic Board meeting; a $1,000 fee for participating in a telephonic Committee meeting; and an option to purchase 1,500 shares of Common Stock, to be issued on the third business day following the Company's 2007 Annual Meeting.

Each Director who was also an employee of the Company received no Director's fees during fiscal year 2006 and will receive no Director's fees during calendar year 2007.

2. AMENDMENT TO 1996 STOCK INCENTIVE PLAN

General

Under the Company's 1996 Stock Incentive Plan (the "Plan") the Company is authorized to issue up to 450,000 shares of Common Stock. The Company has historically granted options once each year to approximately 110 managers, directors and executives. Following the option grant made on October 31, 2006, fewer than 13,000 shares of Common Stock remained available for future option grants. Accordingly, the Board of Directors amended the Plan, on October 31, 2006, subject to stockholder approval, by increasing the shares authorized to be issued thereunder from 450,000 to 800,000, an increase of 350,000 shares. A copy of the Plan, as amended to date, may be obtained upon written request to the Company's Secretary at the address listed on page 2.

Recommendation

The Board of Directors believes that stock option and other stock-based incentive awards can play an important role in the success of the Company by encouraging and enabling the officers and other employees of the Company and its subsidiaries upon whose judgment, initiative and efforts the Company largely depends on for the successful conduct of its business to acquire a proprietary interest in the Company. The Board of Directors believes that providing such persons with a direct stake in the Company assures a closer identification of the interests of participants in the Plan with those of the Company, thereby stimulating their efforts on the Company's behalf and strengthening their desire to remain with the Company. On October 31, 2006, the Board of Directors determined that shares of Common Stock then remaining available for issuance pursuant to new awards under the Plan were insufficient to provide for the continued proper compensation and incentivization of the Company's officers and employees. The Board of Directors believes that this Amendment to increase the number of shares of Common Stock authorized for issuance under the Plan is necessary to ensure that a sufficient reserve of Common Stock is available under the Plan.

Summary of the Plan

The following description of certain features of the Plan, including the proposed Amendment, is intended to be a summary only. The summary is qualified in its entirety by the full text of the Plan and the Amendment.

Shares Subject to the Plan. An aggregate of 800,000 shares of Common Stock have been reserved for issuance under the Plan.

Plan Administration; Eligibility. The Board of Directors or a committee thereof appointed by the Board (such committee, or the Board acting in such capacity, the "Committee") has full power to select, from among the persons eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the Plan. Persons eligible to participate in the Plan will be such officers and other employees of the Company and its subsidiaries who are responsible for or contribute to the management, growth or profitability of the Company and its subsidiaries, as selected from time to time by the Committee. Non-Employee Directors are included in the group of persons eligible to participate in the Plan. The number of individuals potentially eligible to participate in the amended Plan is approximately 9,800 persons.

Stock Options. The Plan permits the granting of both (i) options to purchase Common Stock intended to qualify as incentive stock options ("Incentive Stock Options") under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") and (ii) options that do not so qualify ("Non-Qualified Options"). The option exercise price of each option will be determined by the Committee but may not be less than 100% of the fair market value of the Common Stock on the date of grant in the case of Incentive Stock Options. The term of each option will be fixed by the Committee and may not exceed ten years from date of grant in the case of an Incentive Stock Option. The Committee will determine at what time or times each option may be exercised and, subject to the provisions of the Plan, the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may be made exercisable in installments, and the exercisability of options may be accelerated by the

Committee. Upon exercise of options, the option exercise price must be paid in full either in cash or by certified or bank check or other instrument acceptable to the Committee or, if the Committee so permits, by delivery of shares of Common Stock that are not then subject to restrictions under any Company Plan and that have been beneficially owned by the optionee for at least six months. Such shares will be valued at their fair market value on the exercise date. The exercise price may also be delivered to the Company by a broker pursuant to irrevocable instructions to the broker from the optionee.

To qualify as Incentive Stock Options, options must meet additional Federal tax requirements, including a $100,000 limit on the value of shares subject to Incentive Stock Options which first become exercisable in any one calendar year, and a shorter term and higher minimum exercise price in the case of certain large shareholders.

Stock Options Granted to Non-Employee Directors. The Plan provides that each Non-Employee Director who is serving as a Director of the Company on the third business day after each annual meeting of shareholders, beginning with the 2004 annual meeting, shall be granted a Non-Qualified Option to acquire a number of shares of stock as determined annually by the Committee. The exercise price of each such Non-Qualified Option will be the fair market value of Common Stock on the date of grant. Unless otherwise determined by the Committee the option will be exercisable in full on the date of grant, and the option will terminate on the later to occur of the eighth anniversary of the date of grant or two years following the date on which the optionee ceased to be a Director of the Company. The Plan also provides that the Committee may make discretionary grants of Non-Qualified Options to Non-Employee Directors, subject to the terms of the Plan.

Stock Appreciation Rights. The Committee may also grant stock appreciation rights ("SARs") entitling the recipient, upon exercise, to receive an amount in cash or shares of Common Stock, or a combination thereof, having a value equal to the excess of the fair market value on the date of exercise of one share of Common Stock over the exercise price per share set by the Committee at the time of grant (or over the option exercise price per share if the SAR was granted in tandem with a Stock Option) times the number of shares of Common Stock with respect to which the SAR is exercised. This amount may be paid in cash, Common Stock, or a combination thereof, as determined by the Committee. SARs may be granted independently or in tandem with the grant of a stock option. If the SAR is granted in tandem with a stock option, exercise of the SAR cancels the related option to the extent of such exercise.

Restricted Stock. The Committee may also award shares of Common Stock subject to such conditions and restrictions as the Committee may determine ("Restricted Stock"). These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with the Company through a specified restricted period. The purchase price, if any, of shares of Restricted Stock will be determined by the Committee. Recipients of Restricted Stock must enter into a Restricted Stock Award Agreement with the Company, in such form as the Committee determines. The Committee at the time of grant shall specify the restrictions to which the shares are subject and the date or dates on which the restrictions will lapse and the shares become vested.

The Committee may at any time waive such restrictions or accelerate such dates. If a participant who holds shares of Restricted Stock terminates employment for any reason (including death) prior to the vesting of such Restricted Stock, the Company shall have the right to repurchase the shares or to require their forfeiture if acquired at no cost, from the participant or participant's legal representative. Prior to the vesting of Restricted Stock, the participant will have all rights of a shareholder with respect to the shares, including voting and dividend rights, subject only to the conditions and restrictions set forth in the Plan or in the Restricted Stock award agreement.

Unrestricted Stock. The Committee may also grant shares (at no cost or for a purchase price determined by the Committee) which are free from any restrictions under the Plan ("Unrestricted Stock").

Performance Share Awards. The Committee may also grant awards entitling the recipient to receive shares of Common Stock upon the achievement of specified performance goals and such other conditions as the Committee shall determine ("Performance Share Awards"). Except as otherwise determined by the Committee, rights under a Performance Share Award will terminate upon a participant's termination of employment. Performance Shares may be awarded independently or in connection with stock options or other awards under the Plan.

Adjustments for Stock Dividends, Mergers, Etc. The Committee will make appropriate adjustments in outstanding awards to reflect stock dividends, stock splits and similar events. In the event of a merger, liquidation, sale of the Company or similar event, the Committee, in its discretion, may provide for substitution or adjustments or may (subject to the provisions described below under "Change of Control Provisions") accelerate or, upon payment or other consideration for the vested portion of any awards as the Committee deems equitable in the circumstances, terminate such awards.

Tax Withholding. Plan participants are responsible for the payment of any Federal, state or local taxes which the Company is required by law to withhold from the value of any award. The Company may deduct any such taxes from any payment otherwise due to the participant. Participants may elect to have such tax obligations satisfied either by authorizing the Company to withhold shares of stock to be issued pursuant to an award under the Plan or by transferring to the Company shares of Common Stock having a value equal to the amount of such taxes.

Amendments and Termination. The Board of Directors may at any time amend or discontinue the Plan and the Committee may at any time amend or cancel outstanding awards (or provide substitute awards at the same or a reduced exercise price, or with no exercise or purchase price) for the purpose of satisfying changes in the law or for any other lawful purpose. However, no such action may be taken which adversely affects any rights under outstanding awards without the holder's consent. Further, Plan amendments shall be subject to approval by the Company's shareholders if and to the extent required by (i) the New York Stock Exchange rules, or (ii) the Code to ensure that Incentive Stock Options are qualified under Section 422 of the Code.

Change of Control Provisions. The Plan provides that in the event of a "Change of Control" (as defined in the Plan) of the Company, all stock options, SARs and Performance Share Awards shall automatically become fully exercisable. Restrictions and conditions on awards of Restricted Stock shall automatically be deemed waived. In addition, at any time prior to or after a Change of Control, the Committee may accelerate awards and waive conditions and restrictions on any awards to the extent it may determine appropriate.

Tax Aspects Under the U.S. Internal Revenue Code

The following is a summary of the principal Federal income tax consequences of option grants under the Plan. It does not describe all Federal tax consequences under the Plan, nor does it describe state or local tax consequences.

Incentive Options. Under the Code, an employee will not realize taxable income by reason of the grant or the exercise of an Incentive Option. If an employee exercises an Incentive Option and does not dispose of the shares until the later of (a) two years from the date the option was granted or (b) one year from the date the shares were transferred to the employee, the entire gain, if any, realized upon disposition of such shares will be taxable to the employee as long-term capital gain, and the Company will not be entitled to any deduction. If an employee disposes of the shares within such one-year or two-year period in a manner so as to violate the holding period requirements (a "disqualifying disposition"), the employee generally will realize ordinary income in the year of disposition, and the Company will receive a corresponding deduction, in an amount equal to the excess of (1) the lesser of (x) the amount, if any, realized on the disposition and (y) the fair market value of the shares on the date the option was exercised over (2) the option price. Any additional gain realized on the disposition of the shares acquired upon exercise of the option will be long-term or short-term capital gain and any loss will be long-term or short-term capital loss depending upon the holding period for such shares. The employee will be considered to have disposed of his shares if he sells, exchanges, makes a gift of or transfers legal title to the shares (except by pledge or by transfer on death). If the disposition of shares is by gift and violates the holding period requirements, the amount of the employee's ordinary income (and the Company's deduction) is equal to the fair market value of the shares on the date of exercise less the option price. If the disposition is by sale or exchange, the employee's tax basis will equal the amount paid for the shares plus any ordinary income realized as a result of the disqualifying distribution. The exercise of an Incentive Option may subject the employee to the alternative minimum tax. Under current law, an employee will not have any additional FICA (Social Security taxes) upon exercise of an Incentive Option. Special rules apply if an employee surrenders shares of Common Stock in payment of the exercise price of his Incentive Option.

An Incentive Option that is exercised in accordance with its terms by an employee more than three months after an employee's employment terminates will be treated as a Non-Qualified Option for Federal income tax purposes. In the case of an employee who is disabled, the three-month period is extended to one year and in the case of an employee who dies, the three-month employment rule does not apply.

Non-Qualified Options. There are no Federal income tax consequences to either the optionee, or the Company on the grant of a Non-Qualified Option. On the exercise of a Non-Qualified Option, the optionee has taxable ordinary income equal to the excess of the fair market value of the Common Stock received on the exercise date over the option price of the shares. The optionee's tax basis for the shares acquired upon exercise of a Non-Qualified Option is increased by the amount of such taxable income. The Company will be entitled to a Federal income tax deduction in an amount equal to such excess. Upon exercise, the optionee will also be subject to FICA (Social Security taxes) on the excess of the fair market value over the exercise price of the option. Upon the sale of the shares acquired by exercise of a Non-Qualified Option, the optionee will realize long-term or short-term capital gain or loss depending upon his or her holding period for such shares. Special rules apply if an optionee surrenders shares of Common Stock in payment of the exercise price of a Non-Qualified Option.

Parachute Payments. The exercise of any portion of any option that is accelerated due to the occurrence of a change of control may cause a portion of the payments with respect to such accelerated options to be treated as "parachute payments" as defined in the Code. Any such parachute payments may be non-deductible to the Company, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or portion of such payment (in addition to other taxes ordinarily payable).

Limitation on Company's Deductions. As a result of Section 162(m) of the Code, the Company's deduction for awards under the Plan may be limited to the extent that the Chief Executive Officer or other executive officer whose compensation is required to be reported in the summary compensation table receives compensation (other than performance-based compensation) in excess of $1 million a year.

The Board of Directors recommends that you vote "FOR" the Amendment to the Plan, which serves to authorize the issuance of an additional 350,000 shares of Common Stock for issuance under the Plan.

3. RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has appointed Ernst & Young LLP as the Company's independent registered public accounting firm for its fiscal year ending August 25, 2007. Ernst & Young LLP has served as the Company's independent registered public accounting firm since 2002. The Audit Committee is directly responsible for the appointment, retention, compensation and oversight of the work of the Company's independent registered public accounting firm for the purpose of preparing or issuing an audit report or related work. In making its determinations regarding whether to appoint or retain a particular independent registered public accounting firm, the Audit Committee takes into account the views of management and will take into account the vote of the Company's stockholders with respect to the ratification of the appointment of the Company's independent registered public accounting firm.

A representative of Ernst & Young LLP is expected to be present at the Annual Meeting. He or she will have an opportunity to make a statement, if he or she desires to do so, and will be available to respond to appropriate questions.

The Board of Directors recommends that you vote "FOR" the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending August 25, 2007.

4. OTHER MATTERS

Management is not aware of any other matters which may come before the Annual Meeting; however, if any matters other than those set forth in the attached Notice of Annual Meeting should be properly presented at the Annual Meeting, the persons named in the enclosed proxy intend to take such action as will be, in their discretion, consistent with the best interest of the Company.

Shareholder Proposals

Any shareholder desiring to present a proposal for inclusion in the Company's Proxy Statement in connection with the Company's 2008 Annual Meeting of shareholders must submit the proposal so as to be received by the Secretary of the Company at the principal executive offices of the Company, 68 Jonspin Road, Wilmington, Massachusetts 01887, not later than August 6, 2007. In addition, in order to be included in the proxy statement, such a proposal must comply with the requirements as to form and substance established by applicable laws and regulations.

Shareholders wishing to present business for action, other than proposals to be included in the Company's Proxy Statement, or to nominate candidates for election as Directors at a meeting of the Company's shareholders, must do so in accordance with the Company's By-laws. The By-laws provide, among other requirements, that in order to be presented at the 2008 Annual Meeting of shareholders, such shareholder proposals or nominations may be made only by a shareholder of record who shall have given notice of the proposal or nomination and the related required information to the Company no earlier than September 11, 2007 and no later than October 26, 2007.

WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE MEETING, PLEASE FILL IN AND SIGN THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENVELOPE PROVIDED. IF YOU DESIRE TO VOTE YOUR STOCK IN PERSON AT THE MEETING, YOUR PROXY MAY BE REVOKED.

December 4, 2006

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Executive Officers

Ronald D. Croatti
Chairman of the Board, President, and Chief Executive Officer

Cynthia Croatti
Executive Vice President and Treasurer

Dennis G. Assad
Senior Vice President, Sales and Marketing

John. B. Bartlett
Senior Vice President and Chief Financial Officer

Bruce P. Boynton
Senior Vice President, Operations

David A. DiFillippo
Senior Vice President, Operations

Raymond C. Zemlin
Secretary

Operating and Corporate Officers

John R. Badey
Vice President, Distribution and Engineering

George J. Bakevich
Vice President, UniTech Services Group

Joseph A. Boucher
Vice President, Western Rental Group

Michael A. Croatti
Vice President, Central Rental Group

Stephen A. Gaykan
Vice President, Manufacturing

Robert A. Kuhn
Vice President, Southern Rental Group

Reis V. LaMontagne
Vice President, Mid-Atlantic Rental Group

Todd T. Lewis
Vice President, First Aid Group

Robert E. Middleton
Vice President, Southwest Rental Group

Gary L. Rogers
Vice President, Texas Rental Group

William M. Ross
Vice President, Northeast Rental Group

Michael E. Ruttner
Vice President, National Accounts

Michael J. Szymanski
Vice President, Canadian Rental Group

Directors

Ronald D. Croatti
Chairman of the Board, President, and Chief Executive Officer

Cynthia Croatti
Executive Vice President and Treasurer

Albert Cohen
President, ALC Corporation, a consultancy

Phillip L. Cohen
Retired Partner of an international accounting firm; Certified Public Accountant

Robert F. Collings
President's Council of Massachusetts General Hospital; Board of Advisors of New Boston Real Estate Fund; and Vice-Chairman of the Board of Trustees of Daniel Webster College

Anthony F. DiFillippo
Former President, UniFirst Corporation

Donald J. Evans
Retired Senior Partner of Goodwin Procter LLP; Formerly General Counsel and First Deputy Commissioner, Massachusetts Department of Revenue

Lawrence R. Pugh
Former Chairman, V.F. Corporation

Corporate Information

Form 10-K
Shareholders may obtain without charge a copy of the Company's 2006 Form 10-K. Written requests should be addressed to John B. Bartlett, Senior Vice President.

Transfer Agent
Computershare Trust Company, N.A.
Attn: Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078

Independent Registered Public Accounting Firm
Ernst & Young LLP

Legal Counsel
Goodwin Procter LLP

UniFirst Corporation
68 Jonspin Road
Wilmington, MA 01887-1086
(978) 658-8888

UniFirst U1st

68 Jonspin Road | Wilmington, MA | 01887-1086 | 978.658.8888 | www.unifirst.com